Exhibit 99-3
                                                                    ------------


                              Koor Industries Ltd.
                Part A: Description of the Corporation's Business
                                  Introduction
                                  ============

1.       Terms, Abbreviations and Acronyms

         In this report, the following terms, abbreviations and acronyms will have the meanings indicated next to them.

         Koor                    Koor Industries Ltd.

         Makhteshim Agan;        Makhteshim Agan Industries Ltd.

         ECI                     ECI Telecom Ltd.

         DIC                     Discount Investment Corporation Ltd.

         CII                     Clal Industries and Investments Ltd.

         IDB Development         IDB Development Corporation Ltd., which is also
                                 the controlling shareholder of DIC and CII.

         IDB Holdings            IDB Holding Corporation Ltd., which is also the
                                 controlling shareholder of IDB Development.


         Likewise, the following terms will have the meanings indicated next to them:

         NYSE                    New York Stock Exchange

         TASE                    Tel Aviv Stock Exchange Ltd.

         Financial Statements    Koor's consolidated financial statements as at
                                 June 30, 2007, included in Part C to this report.

         ISA                     Israel Securities Authority.

         Companies Law           Companies Law 5759-1999.

         Antitrust Law           Antitrust Law 5749-1988.

         Encouragement of        Law for the Encouragement of Capital Investment
         Capital Investment Law  5719-1959.

         Securities Law          Securities Law 5728-1968.

         Report Date             Close to the date of publication of this
                                 report.

         Maalot                  Maalot - The Israel Securities Rating Company
                                 Ltd.

         NASDAQ National Association of Securities Dealers Automated Quotation System

         PFIC Passive Foreign Investment Company, pursuant to the provisions of the US tax laws.

2. Koor is a holdings company. This part provides details about significant Koor investee companies. To this effect, a significant company is a company in which the investment of Koor, or the investment of Koor's investee, as recorded in Koor's balance sheet or in the balance sheet of Koor's investee (taking into consideration Koor's indirect holding percentage), represents 5% or more of the Shareholders' equity of Koor in accordance with the Financial Statements; or that it is a significant company due to qualitative considerations, such as material value (current or potential) of Koor's investment in it, Koor's commitment to significantly invest in it, material returns expected from Koor's


                    Translation from the Hebrew. The binding version is the Hebrew version investment in it, or significant risks and exposures to Koor in respect of an investment in such company.

         This part, as well as the descriptions of the significant companies and transactions, contains information that, is considered material to Koor. In some cases, the description has been expanded to provide an in-depth account of the topic described.

         In this report, contribution to profit means Koor's share in the profits of an investee (taking into consideration amortization of excess cost allocated to such investee, if any) for the reported period. The contribution to profit does not include Koor's capital gains from the sale of holdings in investee companies.

         In respect of holding of shares of the companies mentioned in this Part, and unless indicated otherwise, holding data about a company that holds an investee company includes also the entire holdings in the investee company, that are through fully owned subsidiaries of the holding company.

         The holding percentage in an investee is calculated according to its issued and outstanding share capital, except for dormant shares and shares held by a subsidiary of the investee, and except for restricted shares issued by the investee, and without calculating the possible dilution due to the exercise and/or conversion of options and convertible securities issued by it.

         The market value of an investee whose shares are traded on any stock exchange is based on the closing price of the share of said investee on June 30, 2007. If no trade is conducted in the relevant stock exchange on that date, the market value is determined according to the closing share price on the last trading date prior to the aforementioned date.

         Sometimes, the description of Koor's investees includes data that is based on various surveys and research. Koor is not responsible for the content of such surveys and research.

         Part A of this report must be read together with other parts of this report, including the notes to the Financial Statements.

                Chapter A: General Development of Koor's Business

3.       Koor's Operations and Business Development

3.1 Koor was incorporated in 1994 under the laws of the State of Israel. Koor is a public company whose securities have been traded on the TASE since 1956.

3.2 Until June 2007, Koor's ADRs (American Depositary Receipts) were traded on the NYSE. In May 2007, Koor's Board of Directors decided to delist voluntarily from the NYSE and to terminate its ADR program. Termination of trading on NYSE entered into effect on June 18, 2007 and the termination of the Deposit Agreement (see below) entered into effect on June 20, 2007. Koor continues to file reports with the American Securities and Exchange Commission (SEC) until Koor complies with the general guidelines enabling the deregistration of Koor's shares at the SEC, and Koor decides to deregister these shares. Koor anticipates that the deregistration from the SEC will not be completed before the end of Q3 2007.

         Following termination of the ADR program as aforementioned, no additional ADRs were issued. However, holders of ADRs will be entitled to return their ADRs until September 18, 2007, and receive the appropriate number of underlying ordinary shares (each ADR represents
         0.2 of an ordinary share). For ADRs not submitted to the Bank of New York ("BONY"), depositary for the ADR program pursuant to the Deposit Agreement, for exchange by September 18, 2007, BONY will sell the underlying ordinary shares at the TASE and the cash proceeds from the sale, net of any applicable charges, expenses, taxes or governmental charges, will be transferred to the remaining ADR holders.

         The decision of Koor's Board of Directors to voluntarily delist from the NYSE was made after careful consideration of various factors, including: (a) The limited number of US holders; (b) The low trading volume of Koor's ADRs on the NYSE compared with the relatively high level of trading volume of its shares on TASE; (c) The ongoing costs of the ADR program; (d) The high costs associated with Koor being a reporting company under US securities laws; (e) Koor's shares will continue to be traded on the TASE; and (f) Koor will continue to be obliged to file public reports with the ISA and TASE in accordance with the Israeli securities laws and regulations. In this matter see also
         Note 2.5 to the Financial Statements.

3.3 Koor is a holding company that invests, by itself and through its subsidiaries and investees, in companies in the agrochemical, telecommunications, venture capital and other fields, and until April 2007 also in the tourism field.

3.4 The following chart describes the structure of Koor's holdings in its main investee companies as at the Report Date.


                                                             Koor
                                                            -------
                                                               |
                                                               |
            ---------------------------------------------------------------------------------------------------------
            |                                  |                                    |                               |
            |                                  |                                    |                               |
            |                                  |                                    |                               |
      Agrochemicals                     Telecommunications                   Capital Ventures                     Other
            |                                  |                               Investments                          |
            |                                  |                                    |                               |
            |                 --------------------------------------                |                               |
            |                 |             |           |          |                |                               |
            |                 |             |           |          |                |                               |
36.7% capital                 |             |           |          |                |                               |
39.1% voting rights       28% |        21%  |      61%  |      70% |          100%  |                    50%        |
            |                 |             |           |          |                |                               |
      Makhteshim Agan    ECI Telecom   ECtel Ltd.   Telrad      Dekolink        Koor Corporate             Epsilon Investments
         Ltd.(i)         Ltd.(ii)      Ltd.(iii)    Networks    Wireless        Venture Capital                House Ltd.
                                                    Ltd.        Ltd.



(i)   Significant company pursuant to the criteria indicated in section 2 to this part. To the best of Koor's knowledge, other companies, directly or indirectly held or controlled by IDB Holdings, hold additional small amounts of Makhteshim Agan shares, including through profit-sharing insurance accounts and/or provident funds and/or mutual funds, as well as private companies controlled by Ruth and Yitzchak Manor, indirect controlling shareholders of IDB Holdings, which hold additional small amounts of Makhteshim Agan shares.

(ii)  Significant company pursuant to the criteria indicated in section 2 to this part. For details about a merger transaction entered into by ECI in July 2007 for the sale of its entire share capital and Koor's undertaking to exercise the voting power of its shares in ECI for approval of the transaction, see section 10.2.3 to this part. Furthermore, at Report Date CII holds approximately 13% of the issued share capital of ECI. To the best of Koor's knowledge, IDB Development, IDB Holdings and other companies, directly or indirectly held or controlled by IDB Holdings, hold additional small amount of shares of ECI, including through profit-sharing insurance accounts and/or provident funds and/or mutual funds.

(iii) In addition, at Report Date CII holds approximately 9% of the issued share capital of ECtel Ltd. Furthermore, to the best of
      Koor's knowledge, other companies, directly or indirectly held or controlled by IDB Holdings, hold additional small amount of shares of ECtel Ltd., including through profit-sharing insurance accounts and/or provident funds and/or mutual funds.


3.5      Change of Control in Koor

         In July 2006, a transaction was completed whereby DIC purchased from entities controlled by trusts of the Bronfman Family, as well as from an affiliated entity of Anfield Ltd. ("Anfield"), a company fully-owned by Jonathan B. Kolber (Koor's Chairman of the Board of Directors and former Chief Executive Officer), approximately 30.9% of the issued and outstanding share capital and voting rights of Koor for an amount of approximately USD 394 million, which reflects a price of USD 77.5 per Koor's share. Pursuant to the completion of the transaction, Koor's Board of Directors was replaced and a new Chairman and CEO were appointed.

         As part of the closing of the said transaction, the parties signed an amendment to the original shares purchase agreement, whereby Koor shares, representing approximately 4.1% of the issued and outstanding share capital and voting rights of Koor held by Anfield ("Anfield Shares") were not acquired by DIC on the date the purchase transaction was completed, as agreed upon under the original agreement. Instead, Anfield was granted a PUT option whereby it was entitled to sell the Anfield Shares to DIC in exchange for a total price of NIS 236 million, reflecting a price per Koor's share of USD 77.5, plus a certain rate stipulated in the agreement, until December 2006. The aforementioned sale option could be exercised during December 2006, until 24 December 2006.

         In August 2006, DIC published a partial tender offer for acquiring ordinary shares of Koor traded on the TASE and Koor's ADRs traded on the NYSE. Pursuant to the tender offer, in October 2006 DIC acquired Koor shares constituting approximately 5.4% of the issued and outstanding share capital and voting rights of Koor, in exchange for NIS 215 million.

         In November 2006, DIC purchased from a shareholder of Koor ordinary shares of Koor representing about 0.01% of the issued and outstanding share capital and voting rights of Koor at a price per share of USD 77.5.

         In December 2006, following exercise of the option granted to Anfield as stated above, DIC purchased from Anfield additional approximately 4% of the issued and outstanding share capital and voting rights of Koor for a consideration of approximately NIS 236 million. Pursuant to its undertaking under the first agreement as aforementioned (according to which DIC would acquire from certain office holders, if required, Koor shares held by said office holders at a price of USD 77.5 per share, subject to certain adjustments due to distributions made by Koor to its shareholders), DIC also purchased from Koor's employees and office holders, past and present, additional approximately 2% of the issued and outstanding share capital and voting rights of Koor, for a consideration of USD 25.8 million.

         As at the Report Date, DIC holds approximately 45.1% of the issued and outstanding share capital and voting rights of Koor, and IDB Development, controlling shareholder of DIC, holds directly approximately 9.8% of Koor's issued and outstanding share capital and voting rights.

3.6      Material Acquisition and Sale of Assets

         [A] In 2006, Koor acquired additional shares of Makhteshim Agan for a total amount of NIS 818 million (see also section 9.2.4 to this part). As a result of the acquisition and of the acquisition of Makhteshim Agan shares by Makhteshim Agan (see section 9.2.5(B) to this part), Koor's holdings in Makhteshim Agan increased from about 30.3% of the issued and outstanding share capital of Makhteshim Agan and about 31.5% of its voting rights to about 37.1% and 39.6% respectively as at December 31, 2006. Further, during 2007 Koor purchased additional shares of Makhteshim Agan amounting to about 0.2% of its issued and outstanding share capital and voting rights, for NIS 24 million. As at Report Date, Koor holds about 36.8% of Makhteshim Agan's issued and outstanding share capital and about 39.2% of its voting rights.

         [B] For information about the sale of Koor's holdings in Elbit Systems Ltd. in November and December 2006, see section 12.3 [B] to this part.

         [C] For information about the sale of Koor's holdings in Sheraton Moriah (Israel) Ltd. ("Sheraton"), for a total consideration of $23.8 million, which was completed in April 2007, see section
                12.3 [D] to this part.

         [D] For information about a merger transaction entered into by ECI in July 2007 for the sale of its entire share capital and Koor's undertaking to exercise the voting power of its shares in ECI for approval of the transaction, see section 10.2.3 to this part.

4.       Business Segments

         The following sections provide a general description of the business segments in which Koor operates.

4.1      Agrochemicals

         In this business segment, Koor operates through its holdings in Makhteshim Agan which, as at the Report Date, represent approximately 36.8% of Makhteshim Agan's issued and outstanding share capital and approximately 39.2% of the voting rights thereof. Makhteshim Agan is engaged, by itself and through its subsidiaries and affiliated companies, in two main sectors: the agro market and the non-agro market.

         For additional details about the agrochemical business segment, see section 9 to this part.

4.2      Telecommunication Equipment

         In this segment, Koor operates mainly through its holding in ECI shares, which, as at the Report Date, represent approximately 28% (for details about the merger transaction entered into by ECI in July 2007 for the sale of its entire share capital and Koor's undertaking to exercise the voting power of its shares in ECI for approval of the transaction, see section 10.2.3 to this part). ECI is engaged, directly and through its subsidiaries, in the provision of networking and access solutions for digital networks.

         Furthermore, in this segment Koor also holds ECtel Ltd. ("ECtel") (as at the Report Date 21%), an international provider of Integrated Revenue Management (IRM) solutions for wireline, wireless and next-generation operators; Telrad Networks Ltd. ("Telrad") (as at the Report Date, 61%), which develops and markets telecommunication equipment and end-to-end solutions and Dekolink Wireless Ltd. ("Dekolink") (as at the Report Date 70%), which develops and manufactures complementary coverage solutions for wireless and cellular network operators and carriers.

         For additional details about the telecommunication equipment business segment, see section 10 to this part.

4.3      Venture Capital Investments

         Koor is active in this segment through the wholly owned partnership Koor Corporate Venture Capital, which holds a portfolio of several start-up companies and an interest in a venture capital fund.

         For additional details about the venture capital business segment, see section 11 to this part.

4.4      Others

         In addition, Koor has holdings which are not significant to Koor (pursuant to the criteria indicated in section 2 to this part) in several other companies, including, inter alia, holding of 50% of the issued and outstanding share capital of Epsilon Investments House Ltd. ("Epsilon"), which provides a wide range of financial services. Moreover, until December 2006, Koor also held Elbit Systems Ltd. (see section 12.3 [B] to this part).

         Until April 2007, Koor also operated in the tourism business segment, mainly through its holdings in Sheraton (56.5%), a private company that owns a chain of hotels in Israel

         (whose sale was completed in April 2007), and through its holdings in Isram Wholesale Tours and Travel Ltd., a private company that provides international tourism services, whose sale was completed in December 2006.

         For additional details, see section 12 to this part.

5.       Investments in Koor's Capital and Shares Transactions in the Last Two
         Years

         The following table describes significant transactions in Koor's shares which were executed outside of the stock exchange by interested parties during the period 2005-2006, and until the Report Date:

        ================== ============= ========= ===================== ================ ==================== ==============
                                                                          Voting rights           Total
                                                   Share holdings soon    soon after the      consideration     Share price
         Interested Party      Date        Event     after the event          event         (NIS in millions)       (NIS)
        ------------------ ------------- --------- --------------------- ---------------- -------------------- --------------
        DIC*               3. 7.2006     Purchase         30.9%               30.9%               1,740              342
        ------------------ ------------- --------- --------------------- ---------------- -------------------- --------------
        DIC*               3.10.2006     Purchase         36.2%               36.2%                215               241
        ------------------ ------------- --------- --------------------- ---------------- -------------------- --------------
        DIC*               28.12.2006    Purchase         42.2%               42.2%               344.1              343
        ------------------ ------------- --------- --------------------- ---------------- -------------------- --------------
        DIC**              2. 1.2007     Purchase         42.3%               42.3%                 5                326
        ------------------ ------------- --------- --------------------- ---------------- -------------------- --------------
        IDB Development**  May 25, 2005  Purchase         9.75%               9.75%                442               282
        ================== ============= ========= ===================== ================ ==================== ==============

         * See also section 3.5 to this part.

         ** Furthermore, during July 2007 DIC purchased additional Koor's shares in transactions on the TASE, representing in total approximately 2.6% of the issued and outstanding share capital and voting rights of Koor.


         It should be pointed out that during 2005-2006 and until the Report Date, additional transactions with Koor's shares were made by interested parties on the TASE.

         In 2006 and until the Report Date, options for Koor shares were exercised by Koor employees and office holders to shares representing approximately 2.9% of the issued and outstanding share capital of Koor, out of which shares representing approximately 2% of the issued and outstanding share capital and voting rights in Koor were sold to DIC in December 2006 (see section 3.5 to this part).

6.       Distribution of Dividends

         In 2005 and 2006, and until the Report Date, Koor did not distribute dividends to its shareholders.

         On August 15, 2007, the Company's Board decided to distribute a cash dividend of NIS 150 million, which represent NIS 9.0202 per share. Distribution of the dividend will take place on September 6, 2007, with the determining date being August 22, 2007.

                          Chapter B: Other Information

7.       Financial Information about Koor's Operations

         The following sections provide financial information about Koor's operations (in NIS millions) (based on Koor's consolidated financial statements).(1)

         ============================= ===========================================================================
                                                                             2006
         ----------------------------- ---------------------------------------------------------------------------
                                       Agrochemicals   Telecommunication Equipment    Venture Capital     Others
                                                                                        Investments
         ----------------------------- -------------- ------------------------------ ----------------- -----------
         Revenues                             -                     260                       -              10
         ----------------------------- -------------- ------------------------------ ----------------- -----------
         Koor's equity in the                66                    (107)                     (5)              8
           operating results of
           investee companies, net
         ----------------------------- -------------- ------------------------------ ----------------- -----------
         Earnings before financing           66                    (122)                     40              12
           expenses and income tax
         ----------------------------- -------------- ------------------------------ ----------------- -----------
         Assets identified as at              -                     125                     170              11
           December 31
         ----------------------------- -------------- ------------------------------ ----------------- -----------
         Investments in investees         2,348                     802                      38             135
         ============================= ============== ============================== ================= ===========

         ============================= ===========================================================================
                                                                             2005
         ----------------------------- -------------- ------------------------------ ----------------- -----------
                                       Agrochemicals   Telecommunication Equipment    Venture Capital     Others
                                                                                        Investments
         ----------------------------- -------------- ------------------------------ ----------------- -----------
         Revenues                             -                     452                       -              10
         ----------------------------- -------------- ------------------------------ ----------------- -----------
         Koor's equity in the               359                      27                      (1)            (24)
           operating results of
           investee companies, net
         ----------------------------- -------------- ------------------------------ ----------------- -----------
         Earnings before financing          558                     (34)                    (41)            51
           expenses and income tax
         ----------------------------- -------------- ------------------------------ ----------------- -----------
         Assets identified as at             -                      176                     121             111
            December 31
         ----------------------------- -------------- ------------------------------ ----------------- -----------
         Investments in investees         1,689                     903                      45              24
         ============================= ============== ============================== ================= ===========

         ============================= ===========================================================================
                                                                             2004
         ----------------------------- ---------------------------------------------------------------------------
                                        Agrochemicals  Telecommunication Equipment    Venture Capital     Others
                                                                                        Investments
         ----------------------------- -------------- ------------------------------ ----------------- -----------
         Revenues                         6,895                     672                       -              11
         ----------------------------- -------------- ------------------------------ ----------------- -----------
         Koor's equity in the                 -                     (16)                      -             (18)
           operating results of
           investee companies, net
         ----------------------------- -------------- ------------------------------ ----------------- -----------
         Earnings before financing        1,264                    (111)                    (43)            (23)
           expenses and income tax
         ============================= ============== ============================== ================= ===========

---------------------------

(1) Financial data included in this section does not include tourism, a business segment in which Koor operated through its holdings in Sheraton until April 2007. This is due to the fact that following completion of the sale of the entirety of Koor's holdings in Sheraton (see Section 12.3 [D] to this part), as of the financial statements of Koor for the period ended on March 31, 2006, the tourism business sector was presented in Koor's financial statements as a discontinued operation, and all comparative figures with previous periods were presented accordingly.

         For financial information about Koor's operations in the six months ended on June 30, 2007, and for details about the developments in that period, see note 8 to the Financial Statements, and sections 1 and 2 to Koor's Directors' report that is included in this report, respectively.

         Developments between 2005 and 2006
         ----------------------------------

         Revenues: The decrease in revenues of the telecommunication equipment business segment was mainly due to the discontinuation of the proportionate consolidation of Telrad into Koor's financial statements in the second half of 2005 ("Discontinuation of Telrad's Proportionate Consolidation").

         Koor's equity in the operating results of investee companies, net: In the agrochemical business segment, a reduction was recorded as a result of a deterioration in the results of Makhteshim Agan, which was due to an erosion of profitability, which was due in turn to a decrease in prices, an increase in the prices of raw materials which are oil derivatives, and an increase in transportation costs. In the telecommunication equipment business sector, the deterioration was due to the inclusion of Telrad's results (following discontinuation of Telrad's proportionate consolidation), which registered losses, caused, inter alia, by reorganization process and layoffs, for which Telrad registered an expense of approximately NIS 52 million in 2006. The decrease in ECI's earnings caused an additional deterioration in the results of this segment. The Other segment includes predominantly Koor's share in the earnings of Epsilon, compared with Koor's equity in the losses of Tadiran Communications Ltd. ("Tadiran Communications") in 2005.

         Earnings before financing expenses and income tax: In the agrochemical business sector, there was a decrease as a result of a deterioration of the results of Makhteshim Agan (as aforementioned). In the telecommunication equipment business sector, losses increased mainly due to the losses recorded at Telrad (for reasons as described above) as well to the drop in profits at ECI. In respect of venture capital business segment, profit was recorded in particular due to sale of the investment in Followap Inc., and to the cancellation of provisions for impairment of venture capital investments, compared with provisions for impairment set-off by gains from sale of investments recorded in 2005.

         Investments in investees: In 2006, investments in investees active in the agrochemical business sectors increased due mainly to the purchase of Makhteshim Agan shares. In respect of telecommunication equipment business sector, there was a reduction of investments in investees as a result of losses recorded for Telrad and on account of exchange rate differences caused by the drop in the exchange rate of the NIS against the US dollar at ECI. Increased investments in investees in other segments were due mainly to the acquisition of holdings in Epsilon.

         Developments between 2004 and 2005
         ----------------------------------

         Revenues: In 2005, Koor ceased to consolidate Makhteshim Agan's results in its financial statements and began including Makhteshim Agan's results according to the equity method. Revenues of the telecommunication equipment segment decreased, especially due to a decrease in Telrad's revenues as a result of the discontinuation of Telrad's proportionate consolidation.

         Koor's equity in the operating results of investee companies, net: In the agrochemical business sector, due to the discontinuation of the consolidation of Makhteshim Agan, Koor recognized its equity in the earnings of Makhteshim Agan. In the telecommunication equipment segment, due to the discontinuation of Telrad's proportionate consolidation, Koor recorded its equity in Telrad's losses. Koor's equity in ECI's earnings increased due to the increase in ECI's earnings. Results in the Other segment included mainly Koor's equity in the losses of Tadiran Communications.

         Earnings before financing expenses and income tax: In the agrochemical sector, earnings decreased due to the discontinuation of the consolidation of Makhteshim Agan's results. Furthermore, earnings were recorded from the sale of shares of Makhteshim Agan. In the telecommunication equipment segment, a loss was recorded due to Telrad, and earnings were recorded due to ECI (compared with a loss in 2004). In the venture capital segment, there was a provision for impairment set-off by gains from sale of investments. In other segments, earnings were recorded from the sale of Koor's holdings in Tadiran Communications, less Koor's equity in the losses of Tadiran Communications until it was sold.

         Investments in investees: In the agrochemical sector investment in
                                   --------------------------
         Makhteshim Agan was recorded according to the equity method, compared with Makhteshim Agan's consolidation in 2004. In the telecommunication equipment segment, the investment in Telrad was recorded according to the equity method, compared with its proportionate consolidation in 2004. In the Other segment, the investment in Tadiran Communications was sold.

8.       Economic Environment and Effects of External Factors on Koor's
         Operations

         Koor is a holding company that holds several investees which operate in different business segments. Koor's financial data and business results are affected by the financial data and business results of the investees, and by the sale or purchase of holdings in said companies. Koor's cash flow is affected, among others, by the dividends distributed by the investees, management fees received from these companies, proceeds from the sale of holdings in said companies, additional investments in existing holdings, and by the acquisition of additional holdings.

         The operations of Koor's investees are affected, among others, by the security and political situation in Israel and the Middle East, and by Israeli and global economies and market conditions. The security and economic situation in Israel may also influence the readiness of foreign entities to enter into business relations with Israeli companies, including Koor's investees. In July-August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, which involved numerous missile strikes aimed at civilian population in northern Israel. The military conflict and its results did not have a material impact on the business operations of Koor and its investees.

         Changes of trends in capital markets in Israel and globally may affect the prices of the marketable securities held by Koor and by its investees, and could also impact their ability to generate capital gains from the sale of those holdings. Moreover, such changes may impair the ability of Koor and its investees to execute private placements or public offerings, or could make it difficult to find the financing sources they may require to finance their ordinary course of business.

         Furthermore, Koor and its investees are exposed to changes in interest rates, inflation and exchange rates, and some of Koor's investees are exposed to fluctuations in the price of raw materials and in the demand for their products, which impact the results of said companies and the value of their assets and liabilities.

         Koor and some of its investees are affected by the "Proper Conduct of Banking Business Regulations" of the Israeli Supervisor of Banks, which, inter alia, contain limitations on the amounts that a bank in Israel is allowed to lend to one "Individual Borrower", to one "Group of Borrowers" and to the six largest borrowers and groups of borrowers in a banking corporation (pursuant to the definition of these terms in the aforementioned regulations). Koor, its controlling shareholders and some of the companies held thereby are considered a "Group of Borrowers". This could limit the ability of these companies to borrow additional amounts from banks in Israel, their ability to invest in companies that obtained substantial credit from certain banks in Israel, and also their ability to perform certain business operations in cooperation with such companies.

         Under the Law for the Encouragement of Capital Investment, certain investees of Koor are entitled to grants and/or tax benefits, including, in particular, exemption from tax or reduction in tax rates for certain periods, by virtue of their production facilities being granted the status of "approved enterprise" by the Ministry of Industry, Trade and Labor's Investments Center. In the event of distribution of dividend out of income attributable to revenues which received the approved enterprise tax exemption in the alternative benefits course (that grants a tax exemption for certain periods of time and tax discounts for additional periods), the relevant company will be required to pay the tax on this income (despite the exemption), at the tax rates stipulated in the Encouragement of Capital Investment Law. In any event, when an approved enterprise distributes dividends, a 15% withholding tax is applied. The aforementioned benefits are conditional upon the fulfillment of terms set out in the Law for the Encouragement of Capital Investment, in the corresponding regulations, and in deeds of approval granted to these companies by the Investments Center, pursuant to which investments in approved enterprises were made. Non-fulfillment of terms could cause cancellation of benefits, in whole or in part, and the return of benefit sums, plus interest and linkage differentials. Some of Koor's investees received benefits pursuant to the aforementioned Law for the Encouragement of Capital Investment.

         In April 2005, the amendment to the Law for the Encouragement of Capital Investment ("Amendment") entered into effect. The Amendment was approved in the framework of the Law of Economic Policy for Fiscal Year 2005 (amendment to the legislation), 5765-2005. Pursuant to the Amendment, approved enterprise status (called "Beneficiary Enterprise" in the Amendment), will only be granted provided it is demonstrated that it is an industrial plant (as defined in the Law for the Encouragement of Capital Investment) which contributes to the economic independence of the state's economy and that it is a competitive factory that contributes to the gross domestic product based on specific parameters stipulated in the Amendment. The Amendment also stipulates, among others, that the responsibility for approved enterprises in the alternative benefits course ("Beneficiary Enterprise") will be entrusted, as at the date of the Amendment, to the Israel Tax Authority and not to the Investment Center. According to the Amendment, tax benefits granted to a Beneficiary Enterprise (reduced tax rates or full tax exemption), will be determined based on the priority region in which the factory is located, and based on one of the taxation courses determined in the Amendment. Furthermore, the Amendment stipulates that in respect of taxation on distribution of dividends from profits generated by a Beneficiary Enterprise, reduced tax rates (i.e. less than 15%) or full exemption will apply to certain tax courses. The provisions of the Amendment will apply to investment programs for which the fiscal year that will determine the application of the benefits, as selected by the requesting company, will be from fiscal year 2004 onwards, provided they were not approved by the Investment Center prior to December 31, 2004.

         Some of Koor's investees are subject to restrictions to their operations by virtue of grants they received in the framework of a research and development programs approved by the Ministry of Industry, Trade and Labor's Office of the Chief Scientist ("OCS"). These grants are assigned pursuant to the provisions of the Law for the Encouragement of Research and Development in Industry 5744-1984, and corresponding regulations ("R&D Law"). Receipt of grants from the OCS imposes restrictions on the recipients pursuant to the R&D Law, which also have to undertake to pay royalties from the sale of products (and related services) based (in whole or in part) on technology and know-how developed in the framework of the relevant research and development program, up to payment of the full amount of the grants (linked to the rate of the US Dollar and inclusive of interest). Restrictions imposed include, inter alia, limitations on the transfer of manufacturing outside of Israel, and transfer of know-how developed with said grants (or based on such know-how) to a third party in Israel or outside of Israel. Transfer of manufacturing outside of Israel (beyond the rate approved in advance for manufacturing outside of Israel, except when the (cumulative) rate of manufacturing outside of Israel does not exceed 10% of the rate of domestic manufacturing in Israel), is subject to the approval of the OCS and to the payment of increased royalties (except when manufacturing outside of Israel was approved in exchange for import of alternative manufacturing activities into Israel, in which case payment of increased royalties does not apply). Transfer of know-how developed with grants from the OCS (or based on such know-how) to a third party in Israel or outside of

         Israel, is subject to the approval of the OCS. In general, the OCS is entitled to approve transfer of know-how as aforementioned outside of Israel subject to the payment of a specific sum (in accordance with preset formulas) to the OCS or, under certain circumstances, against receipt of alternative or shared know-how in the framework of shared and new research and development. Additionally, when the relevant companies receive grants from the OCS, they must submit ongoing and periodic reports to the OCS, including reports about changes in the identity of the controlling shareholders and about foreign related parties. These limitations will continue to apply to the relevant companies, also following full payment of royalties for grants received.

         Koor's investees that benefit from said grants generally received 20% to 66% of certain approved research and development expenses for their projects, and are required to pay 2% to 5% royalties.

         The Ministry of Justice is in the process of formulating a proposed amendment to the regulations to the R&D Law. The amendment is expected to include changes to the royalty rates. Pursuant to the proposed amendment, royalty rates are likely to vary from company to company based on their sales turnover and date on which their approval deeds were granted, and will amount to up to 6%. Furthermore, the amendment proposes to increase the annual interest on the amounts of the grants by 1%. If approved, the amendment is expected to be applied retroactively to January 1, 2006. However, there is no certainty as to whether it will indeed be approved and as to its validity.

         Certain industrial investees of Koor are subject to laws and regulations concerning environmental conditions and product safety, in Israel and globally, in countries where they manufacture and sell their products, including regulations for handling, manufacturing, transporting and using raw materials, as well as emission of pollutants into the environment. For details about environmental issues pertaining Makhteshim Agan, see section 9.2.16 to this part.

         A violation of the conditions of the business license of Koor's investees, or a violation of the Law of Business Licenses, 5729-1968, may result in difficulties for these companies. From time to time, the Ministry of Environmental Protection takes samples to ascertain compliance with the provisions of the business license.

         Koor and some of its investee companies are subject to legal limitations in respect of new investments or increase in investments in investees in certain cases. Koor and some of its investees are also subject to legal limitations, or to limitations imposed by different regulatory entities, in their business operations, such as provisions in respect of antitrust, or in respect of benefits and approvals granted by the tax authorities. These legal limitations and other contractual limitations may limit Koor's ability to take advantage of business opportunities for new investments or for increasing or selling existing investments.

         Koor's investees are influenced, among others, by changes in the budgets of government institutions (for example, the Office of the Chief Scientist), and by the requirements of authorities in charge of environmental protection.

         Moreover, a substantial increase in minimum wages in Israel, other significant changes in Israeli Labor Law or strikes and unrest may affect the business operations of the Koor's investees. In March 2006, the Class Action Law 5766-2006 was enacted ("Class Action Law"), which provides for a general and unified mechanism for filing and conducting class actions (thus eliminating different class-action mechanisms pursuant to specific laws). The law significantly expands the circumstances under which a class action suit may be filed (also in respect of alleged damages occurred prior to the date the law was enacted), minimizes the threshold requirements for approving a suit as a class action, and increases the competence of a class-action prosecutor.

         The Class Action Law may result in an increase in the filing of suits as class action suits and may increase exposure to such suits, thus affecting Koor's investees. The aforementioned is forward-looking information pursuant to the provisions of the Securities

         Law, and is based on the differences between the Class Action Law and the situation prevailed prior to the law, and on past experience of Koor and its investees in respect of class actions. If the courts prevent a broad interpretation of said law, the aforementioned may not realize, or may be realized partially, or in a manner different than described here.

         In July 2006, the Israel Accounting Standard Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards ("IFRS)". The standard provides that, in general, entities that are subject to the Securities Law and that are required to report in accordance with this Law's provisions, shall prepare their financial statements pursuant to International Financial Reporting Standards, or IFRS, for periods commencing on or after January 1, 2008. Standard No. 29 permits early adoption beginning with financial statements published after July 31, 2006. The adoption of IFRS standards implies numerous conceptual changes in respect of customary accounting principles in Israel. Koor is in the process of examining the effect of Standard No. 29 and does not intend to implement it earlier than required. For additional information about the quantitative significant effects of the transitions to IFRS and of specific IFRS standards on Koor and its investees, see section 10 to Koor's Directors' Report included in this report.

         In December 2006, the committee headed by Prof. Zohar Goshen that examined corporate governance in Israel ("Goshen Committee"), submitted a report to the ISA. The report contains detailed recommendations in respect of corporate governance which, in the opinion of the Goshen Committee, should be adopted as best practice in Israel. The recommendations of the Goshen Committee are aimed at assisting the ISA to evaluate best practices. The Committee focused on six main topics: composition of the board of directors and its work; composition of the audit committee and its work; approval of transactions with controlling parties; creation of additional auditing mechanisms; requirements from institutional entities; and recommendation for the establishment of a court which will specialize in companies and securities laws. Among others, the recommendations address the increased independence of the board of directors, especially in respect of transactions with controlling parties; improvement of the work of the audit committee/balance sheet committee in respect of the approval of the financial statements of corporations; improvement in the quality of reporting and disclosure by corporations; and increased involvement of institutional entities in the general assemblies of the corporations in which they invest. In February 2007, the ISA and the Ministry of Justice approved an outline for implementation of the Goshen Committee's recommendations. The majority of the recommendations for "corporate governance" will be included in the existing legislation according to the "adopt or disclose" principle, pursuant to which companies will be required to adopt the provisions or disclose and explain to the public why they opted for not adopting them. In July 2007 the ISA published its recommendations on disclosure of adoption of corporate governance rules over and above that which is required in the Companies Law, with reference to the recommendations of the Goshen Committee, prior to such disclosure having been required in law. The ISA recommended a standardized disclosure framework for interested companies, including the correct manner in which to provide such a standardized disclosure, with reference to the recommendations of the Goshen Committee. However, it stipulated that the reference to the Goshen Committee's recommendations and the disclosure framework were left to the discretion of each company and were not binding.

         Some of Koor's investees have operations overseas, market their products or services outside of Israel, or their securities are traded outside of Israel. These companies are affected by foreign legislation and regulations and are exposed to different currency exchange rates.

         US shareholders that hold shares of Koor and its investees, may undertake, under certain conditions pursuant to which said companies would be considered, based on US tax laws, a Passive Foreign Investment Company (PFIC), to pay a tax rate different than the tax that derives from holdings in other companies. The classification of these companies as PFIC depends on the scope of their passive assets and operations. The classification of Koor and said investees as PFIC and the possibility of the US tax authorities classifying them as such may have an effect on the investments of US shareholders in these companies. (For information about Koor's declassification as a PFIC, see section 16 to this part.)

         For information about the general environment and external factors that affect the operations of Makhteshim Agan and ECI, see sections 9.2.7 and 10.2.8 to this part, respectively.

         For information about risk factors that affect the operations of Koor, Makhteshim Agan and ECI, see sections 20, 9.2.21 and 10.2.24 to this part, respectively.

         For additional information about limitations and supervision applicable to Koor, see section 17 to this part.

         Chapter C: Description of Koor's Operations by Business Segment

9.       Agrochemical Business Segment

9.1 The following table provides details about Makhteshim Agan as at June 30, 2007. Makhteshim Agan is Koor's only significant investee in the agrochemical business segment.

================= ============= ===================== ================== ==================== ===================== ============
                                   Investment in         Investment in
                                    investee as         investee out of    Contribution to                              See
                                 recorded in Koor's       Koor's total       Koor's net                              additional
                                   books (in NIS         Shareholders'    earnings (in NIS                           details in
 Company Name      Holding (%)      millions)(2)           equity (%)         millions)        Investee's operation   section
----------------- ------------- --------------------- ------------------ -------------------- --------------------- ------------
Makhteshim Agan      36.7(3)           2,531                  100%               156           Crop  protection and      9.2
                                                                                               Non-Agro products
================= ============= ===================== ================== ==================== ===================== ============


The following table provides financial information about Makhteshim Agan (in USD millions) as at June 30, 2007:

================ ==================== =================== ================ ====================== ===========================
                                       Net profit (loss)   Shareholders'                            Accounting treatment in
  Significant      Revenues in the       in the first      Equity as at      Total assets as at        Koor's financial
    Company       first half of 2007     half of 2007      June 30, 2007       June 30, 2007              statements
---------------- -------------------- ------------------- ---------------- ---------------------- ---------------------------
Makhteshim Agan         1,109                119              1,266                2,851                  Affiliate
================ ==================== =================== ================ ====================== ===========================

9.2      Makhteshim Agan Industries Ltd.

9.2.1 Makhteshim Agan is a public company which incorporated in Israel in 1997. Its shares have been traded in TASE since 1998.

         At the Report Date, as noted, Koor is the principal shareholder in Makhteshim Agan, with approximately 36.8% of the issued and outstanding share capital and 39.2% of the voting rights (eliminating dormant shares and shares held by a subsidiary of Makhteshim Agan).

         Koor is considering the purchase of another 5%-10% of the issued and outstanding share capital of Makhteshim Agan, by way of a special tender offer. The timing, scope and terms have not been decided, nor is its actual implementation certain.

9.2.2 Makhteshim Agan, itself, through its subsidiaries (inter alia through Makhteshim and Agan - see below) and through its investee companies, is involved in two areas of operation:

         Agro products - This is Makhteshim Agan's main area of operation, which
         -------------
         comprised approximately 89% if its sales turnover in 2006, and includes the manufacture and marketing of conventional crop protection products.

----------------------------

(2) Pursuant to the purchase of Makhteshim Agan shares by Koor and by Makhteshim Agan itself in the period November 2005 to August 2006 (see also sections 3.6[A] and 9.2.4 of this part), Koor's holding in Makhteshim Agan increased by about 10.1%. As a result an excess cost was recorded on Koor's balance sheet of approx. USD 113 million, which has been recognized by Koor as goodwill and intangible assets to be amortized over 5 to 15 years.

(3) In share capital, and approximately 39.1% in voting rights (not including dormant shares and shares owned by a subsidiary of Makhteshim Agan). Moreover, to the best of Koor's knowledge, as at the Report Date, DIC directly holds 0.2% of the issued and outstanding share capital of Makhteshim Agan. Other companies, directly or indirectly held by IDB Holdings hold small amount of additional shares of Makhteshim Agan, including through profit-sharing insurance accounts and/or provident funds and/or mutual funds, and also private companies controlled by Ruth and Yitzhak Manor, indirect controlling parties in IDB Holdings, who hold negligible volumes of additional Makhteshim Agan shares. At the Report Date Koor's holding in Makhteshim Agan stands at about 36.8% in the issued and outstanding share capital and 39.2% in voting rights (less dormant shares and shares held by a subsidiary of Makhteshim Agan).

         Non-agro operations - These accounted for 11% of Makhteshim Agan's
         -------------------
         sales turnover in 2006, and include a wide range of sub-areas, none of which is material in itself, and covers all the activities of Makhteshim Agan in areas not included in the crop protection products market.

9.2.3    Reorganization plan - Intensifying competition and the accelerating
         -------------------
         pace of price erosion in 2006 in the market in which Makhteshim Agan operates, led the company to examine possible reorganization of its operating array in order to achieve flexibility and an ability to respond more rapidly to market requirements, to cut production costs and to create synergy in operating processes. Accordingly, in March 2007, the Board of Directors of Makhteshim Agan approved the start of implementation of a reorganization plan (the "Reorganization Plan"). The Reorganization Plan was prepared on the basis of recommendations made by internal teams assisted by an external consulting firm, whose services were hired by Makhteshim Agan to study the existing organizational structure and form a plan, including recommendations for changes in that structure and the company's mode of operation.

         The Reorganization Plan has two main aims: [1] Continuation of the process of turning Makhteshim Agan into a multinational company, with operations focusing on the sale of its products worldwide. To achieve this, Makhteshim Agan plans, as recommended in the Plan, to concentrate more extensive powers in the regional managements of its main regions of operation (Europe, North America, South America and the rest of the world), with the intention of deepening its marketing channels so as to respond more efficiently to the varying needs of the customers in each region; [2] Completion of the operational merger of two of its subsidiaries: Makhteshim Chemical Works Ltd. ("Makhteshim") and Agan Chemical Manufacturers Ltd. ("Agan"), which will include the unification of various functions in the procurement of raw materials, sales, finance, and so on, in order to make its operations more efficient and to optimize the production facilities of Makhteshim Agan and its supply chain.

         The concrete recommendations of the Reorganization Plan seek to promote the main goals mentioned above by improving Makhteshim Agan's ability in each of the following parameters: bringing Makhteshim Agan closer to the market and enhancing its ability to respond to market needs, so as to increase the efficiency of its sales array and the volume of its sales; improvement and unification of the procurement mechanisms so as to reduce the costs of procurement; greater efficiency and effectiveness and elimination of double functions in procurement, logistics, finance and marketing in Makhteshim Agan and its investee companies operating in Israel.

         The Reorganization Plan also includes a number of actions for increasing operational flexibility and cutting down expenses derived from five main areas: [1] unification and improvement of procurement activities of Makhteshim and Agan; [2] unification of the headquarters of Makhteshim, Agan and the existing headquarters of Makhteshim Agan; [3] improvement in the supply chain process; [4] more efficient production processes, and [5] cutting the costs of energy installations.

         Implementation of the Reorganization Plan is scheduled for completion by the end of 2008. It is noted that most of the Plan is not based on downsizing, especially not of the production workers in Makhteshim's and Agan's plants. Makhteshim Agan estimates that the costs of implementation of the Reorganization Plan will not be material.

         The description of the Reorganization Plan is forward-looking information as defined in the Securities Law, and is based on the assessments of Makhteshim Agan as to the Reorganization Plan and its expected effects on various layers of the company's operations. These assessments of the continued implementation of the Reorganization Plan, how it will be put into practice and its results, might not be realized, and Makhteshim Agan could also decide to make modifications in the Plan due to unforeseen changes that could occur in the crop protection market and/or due to results which differ from those projected in the Reorganization Plan as actually implemented.

9.2.4 Investments in Makhteshim Agan's share capital and transactions in its shares

         Below are details of material transactions made in the shares of Makhteshim Agan by interested parties of Makhteshim Agan (off the TASE), during 2005, 2006 and to the Report Date:

         ============ ========== ========= ======================== ======================= ===================== =============
           Name of                         Rate of holding (%) in   Rate of holding (%) in
          interested                         share capital soon       voting rights soon     Total consideration   Share price
            party       Date      Event        after the event          after the event         (NIS millions)        (NIS)
         ============ ========== ========= ======================== ======================= ===================== =============
         Koor         7.2.2005   Sell            34.07%                   34.07%                374.3                 23.5
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         1.1.2006   Purchase        30.33%                   31.48%                 16.47                26.5
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         10.8.2006  Purchase        33.17%                   35.44%                  5.13               c.21.4
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         10.8.2006  Purchase        33.37%                   35.65%                 19.68               c.21.6
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         16.8.2006  Purchase        33.78%                   36.09%                 42.7                 22.72
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         17.8.2006  Purchase        34.28%                   36.62%                 52.1                 23.03
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         21.8.2006  Purchase        34.82%                   37.19%                 58.28                23.01
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         22.8.2006  Purchase        35.89%                   38.34%                112.67                23.01
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         24.8.2006  Purchase        36%                      38.46%                 12.45                22.82
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         28.8.2006  Purchase        36.03%                   38.49%                  2.32                22.01
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         29.8.2006  Purchase        36.08%                   38.54%                  5.36                22.23
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         30.8.2006  Purchase        36.21%                   38.68%                 13.46                22.34
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         31.8.2006  Purchase        36.29%                   38.77%                  8.14                22.34
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         3.9.2006   Purchase        36.35%                   38.83%                  5.81                22.16
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         4.9.2006   Purchase        36.44%                   38.93%                  9.64                22.18
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         5.9.2006   Purchase        36.89%                   39.41%                 45.98                22.23
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         6.9.2006   Purchase        37.67%                   40.24%                 77.70                21.82
         ------------ ---------- --------- ------------------------ ----------------------- --------------------- -------------
         Koor         9.7.2007   Purchase        36.83%                   39.28%                 24.015               32.02
         ============ ========== ========= ======================== ======================= ===================== =============

         During 2005, 2006 and up to the Report Date, the rate of exercise of options for Makhteshim Agan shares by Makhteshim Agan's employees, and of conversion to Makhteshim Agan shares of convertible debentures and traded warrants of Makhteshim Agan issued in the past, totaled 14.7% of the issued and outstanding share capital of Makhteshim Agan.

9.2.5    Distribution of dividends
         -------------------------

         [A] Below are details of the dividends distributed by Makhteshim Agan since 2005 to the Report Date:

                ========================= ======================================== =======================================
                                                  Amount of distribution               Koor's part of the distribution
                  Date of distribution               (in USD millions)                        (in USD millions)
                ========================= ======================================== =======================================
                March 2005                          11.2                                      3.9
                ------------------------- ---------------------------------------- ---------------------------------------
                June 2005                           12.7                                      4.0
                ------------------------- ---------------------------------------- ---------------------------------------
                September 2005                      18.3                                      5.8
                ------------------------- ---------------------------------------- ---------------------------------------
                November 2005                       15                                        4.7
                ------------------------- ---------------------------------------- ---------------------------------------
                February 2006                       14.2                                      4.4
                ------------------------- ---------------------------------------- ---------------------------------------
                May 2006                            23.5                                      7.4
                ------------------------- ---------------------------------------- ---------------------------------------
                August 2006                         28.8                                     10.2
                ========================= ======================================== =======================================

         [B] In November 2005, the Board of Directors of Makhteshim Agan resolved to adopt a policy whereby Makhteshim Agan would act to buy back up to USD 150 million of its shares (the amount decided upon passes the permitted distribution test of the Companies
                Law). In August 2006 the Board of Directors of Makhteshim Agan confirmed completion of the buy back purchase plan. At the Report Date, Makhteshim Agan holds shares comprising approximately 5.3% of its own issued and outstanding share capital, which were purchased in accordance with the aforementioned policy and the total cost of which was approximately USD 134 million.

         [C] In March 2006, the Board of Directors of Makhteshim Agan resolved to revise the company's dividend distribution policy so that it would strive to distribute, every year commencing from the fourth quarter of 2005, a dividend at an annual rate of up to 50% of its annual net profit. In November 2006, the Board of Directors decided to re-examine that dividend distribution policy, and resolved that no dividend would be distributed for the second and third quarters of 2006.

                In March 2007 the Board of Directors of Makhteshim Agan resolved to cancel the aforementioned dividend distribution policy, and determined that the Board of Directors would examine from time to time the possibility of distributing dividends and their amounts, based on the company's investment policy and on its needs as may be from time to time, in addition to examining the existence of distributable earnings.

         [D] Among financial covenants undertaken by Makhteshim Agan in favor of banks, a minimum shareholders' equity amount was set which it is required to comply with. See also sub-section 9.2.14[C] in this part.

         [E] In the agreements for an offering of debentures made by Makhteshim Agan in December 2006 (for details, see sub-section 9.2.14[F] in this part], Makhteshim Agan undertook that if by the date of listing those debentures (if at all), its financial debt according to its financial statements is higher that 200% of its shareholders' equity, it would not distribute dividends. At the report date, the debentures have not been listed (see also sub-section 9.2.14[F] in this part).

9.2.6 Financial information. Below is financial information about the operations of Makhteshim Agan (in USD millions):

         =============================================== ========================================================
                                                                       Six months ended 30 June, 2007
         ----------------------------------------------- --------------------------------------------------------
                                                                Agro products               Non-agro products
         =============================================== ============================= ==========================
         Revenues of area of operation                            1,010                            99
         ----------------------------------------------- ----------------------------- --------------------------
         Expenses of area of operation                              832                            88
         ----------------------------------------------- ----------------------------- --------------------------
         Operating income                                           178                            11
         =============================================== ============================= ==========================

         =============================================== ========================================================
                                                                                    2006
         ----------------------------------------------- --------------------------------------------------------
                                                                Agro products               Non-agro products
         =============================================== ============================= ==========================
         Revenues of area of operation                            1,581                           197
         ----------------------------------------------- ----------------------------- --------------------------
         Expenses of area of operation                            1,388                           186
         ----------------------------------------------- ----------------------------- --------------------------
         Operating income                                           193                            11
         ----------------------------------------------- ----------------------------- --------------------------
         Total assets at 30 December                              1,924                           214
         ----------------------------------------------- ----------------------------- --------------------------
         Minority equity in income of area of operation              78                             1
         =============================================== ============================= ==========================

         =============================================== ========================================================
                                                                                    2005
         ----------------------------------------------- --------------------------------------------------------
                                                                Agro products               Non-agro products
         =============================================== ============================= ==========================
         Revenues of area of operation                            1,543                           198
         ----------------------------------------------- ----------------------------- --------------------------
         Expenses of area of operation                            1,237                           173
         ----------------------------------------------- ----------------------------- --------------------------
         Operating income                                           306                            25
         ----------------------------------------------- ----------------------------- --------------------------
         Total assets at 30 December                              1,743                           206
         ----------------------------------------------- ----------------------------- --------------------------
         Minority equity in income of area of operation              59                             1
         =============================================== ============================= ==========================

         =============================================== ========================================================
                                                                                    2004
         ----------------------------------------------- ----------------------------- --------------------------
                                                                Agro products               Non-agro products
         =============================================== ============================= ==========================
         Revenues of area of operation                            1,358                           182
         ----------------------------------------------- ----------------------------- --------------------------
         Expenses of area of operation                            1,089                           162
         ----------------------------------------------- ----------------------------- --------------------------
         Operating income                                           269                            20
         ----------------------------------------------- ----------------------------- --------------------------
         Minority equity in income of area of operation              19                             2
         =============================================== ============================= ==========================

         For information concerning developments during the 6 months ended June 30, 2007, see section 2.1.1 of the Koor Directors' Report, included in this report.

         In 2006, Makhteshim Agan made one-off adjustments and provisions amounting to approximately USD 68 million, mainly provisions for legal claims, provisions for employees, adjustments for impairment of intangible rights in various products, and some additional provisions, mainly for doubtful debts. The increase in revenues in 2006 compared with 2005 amounted to about 2%, and derived mainly from an increase in the revenues of Makhteshim Agan in North America (mainly as a result of the first-time consolidation of two companies by a subsidiary), and in South America and Israel, which was offset to a minor degree by a decrease in revenues in Europe due to severe weather conditions and a weakening of the Euro. In 2006 the operating income of Makhteshim Agan decreased compared with 2005, due mainly to a decrease in gross profit and an increase in selling expenses and in general and administrative expenses.

         In 2005, revenues of Makhteshim Agan increased compared with 2004, due mainly to an increase in revenues in Europe (mainly as a result of an increase in sales to eastern Europe and a larger quantities of new and existing products sold), and from an increase is revenues in North America (which derived mainly from internal growth), which was offset somewhat by a decrease in revenues in South America. In 2005, the operating income of Makhteshim Agan increased compared with 2004, mainly as a result of a decrease in general and administrative expenses, which was offset to a lesser degree by a rise in selling expenses.

         In May 2007, Makhteshim Agan published a notice stating that the Board of Directors of the company had resolved to re-examine the facts that form the basis of accounting treatment in connection with the grant of stock options to the company's employees under a stock options plan from 2005 ("Grant of the Options"). Based on Standard 24 - Share-Based Payment ("Standard 24"), Makhteshim Agan failed to apply Standard 24 to the Grant of Options and did not record an expense for them, in accordance with the transition provisions of the Standard.

         Concerning examination of the draft prospectus filed by Makhteshim Agan for listing debentures it issued (see sub-section 9.2.14[F] in this part), the ISA had questions about the factual circumstances that led to the non-application of Standard 24 to the Grant of the Options. In June 2007, Makhteshim Agan published a notice stating that after re-examining the matter of the accounting treatment of Grant of the Options, it is not required to amend its financial statements, and in addition, according to the notice, no additional expense will be recorded for Grant of the Options, inter alia due to the absence of materiality.

9.2.7 General environment and effects of external factors on the activities of Makhteshim Agan

         The crop protection products market provides solutions against insects, fungi and diseases that attack plants, and against weeds that compete with the plants for essential resources. Crop protection products are basic, and the worldwide demand for them is growing moderately in the medium and long term as a function of population growth, the rising standard of living and the demand for agricultural foods. In the short term, the consumption of crop protection products is influenced, inter alia, by the policies of governments on farming subsidies, weather conditions, emergency situations, changes in the prices of certain agricultural goods (which have the characteristics of commodities, such as soybean, maize, cereals and cotton), and the prices of the raw materials. In 2006, the global market for crop protection products decreased by about 2.5% compared with 2005 (as far as is known to Makhteshim Agan, in 2006 the global market for crop protection products was in the region of USD 30,425 million, compared with USD 31,190 million in 2005).(4)

--------------------------

(4)  The data is at current prices in terms of sale to a distributor. Source:
     Phillips McDougall AgriService, March 2007.

         The world's growing population and the rising standard of living in recent years in developing and densely-populated countries, notably in south-east Asia, are leading to both a steady rise in the demand for food and in more sophisticated agriculture. These factors increase the demand for crop protection products. In addition, recent years have seen an increased awareness of energy production from plants (mainly maize), which has meant an increase in the area of land used for agriculture. The increase in the costs of the labor force employed in agriculture, increased mechanization in agricultural production, and the demand for greater agricultural output per area unit, all contributed to a rise in demand for crop protection products, which came to a halt at the beginning of 2006 (see below).

         The crop protection products market can be divided into three main product groups: herbicides, insecticides and fungicides (the "Conventional Crop Protection Market"). Some of the crop protection products from the main product groups also have Non-Crop applications.

         The Conventional Crop Protection Market includes original, patent-protected products, original products whose patents have expired, and generic products (which are identical to the originals in the composition and modus operandi, and are manufactured by a company other than the one that first developed them; they are legally manufactured only after the patent for the original product has expired). The number of new products entering the crop protection market in recent years is decreasing, and the trend of decline in the pace in which new patent-protected products are entering the market, is continuing. Accordingly, the patent-protected products market share is decreasing steadily as patents expire and the entry pace slows, resulting in a more rapid growth of the market for generic competitors.

         The global crop protection market is dominated by six multinational corporations.(5) In 2006, Makhteshim Agan was ranked seventh in sales turnover, after those six. In 2006 Makhteshim Agan was the largest generic manufacturer in the world in this field.(6)

         Several trends have characterized crop protection products in recent years: the industry has undergone a major process of mergers and acquisitions. Approvals of the regulators concerned with competition and antitrust issues were sometimes made conditional upon the sale or relinquishment of some of the products of the companies involved. A number of small and medium-size players in the industry (among them Makhteshim Agan) have expanded their product portfolios by acquiring those products, but 2006 offered few such opportunities, mainly on account of the absence of corporate mergers in the sector.

         Since 2006, another characteristic of the crop protection products market has been the erosion of profitability for the companies operating in it. This situation derived mainly from price erosion and increasing costs. The falling price factor resulted from severe weather conditions in Europe and the USA and from difficult market conditions in Brazil. These conditions resulted in decreased demand for crop protection products, which increased competition among the companies operating in the sector, which in turn pushed prices down. The higher costs were the result of the rise in the price of oil, resulting in higher prices for raw materials and a significant rise in transportation and energy tariffs.

         In the second half of the 1990s (and mainly towards the end of that decade), crop protection products started to be influenced by the development of transgeneric plants, which through genetic engineering become resistant to certain herbicides, insects and fungal disease, and constitute a measure of threat for the Conventional Crop Protection industry. At the Report Date, Makhteshim Agan is not involved in genetic engineering.

         Makhteshim Agan believes that the critical success factors for its operations include these: a worldwide marketing and distribution array; good customer relations; a broad product portfolio; relatively low R&D costs; high registration ability for generic crop protection

----------------------

(5) Companies whose crop protection product sales turnover exceed two billion US dollars per year.

(6)  Source: Phillips McDougall Industry Overview.

         products in the countries with differing registration standards and procedures; good technological and industrial abilities, and proven ability to acquire and integrate companies and products.

         Another characteristic of the crop protection products market is its high entry barriers: high distribution costs, high expertise requirements from sales persons (agronomists, etc.), high customer fidelity, product registration limitations, production facilities and sources of raw materials, massive investment in erecting and maintaining production facilities and infrastructure, and extensive know-how in chemical syntheses and formulations.

         Concerning the adoption of IFRS (pursuant to Accounting Standard No.
         29) by public companies that report according to the Securities Law, see section 8 of this part. Following an examination by Makhteshim Agan of the implications of the transition, it transpires that the principal implications foreseen on its financial statements as a result of the transition to IFRS are likely to be on severance liabilities, deferred tax as a result of inter-company transactions, customer write-offs and recording of minority rights attributed to options. Of these items, material impact is likely on the financial statements of Makhteshim Agan in the areas of severance liabilities and deferred taxes as a result of inter-company transactions. It should be noted that the quantification of the material implications of the transition to IFRS on Koor's financial statements, as stated in section 10 of Koor's Directors' Report included in this report, also takes into account the said implications on the financial statements of Makhteshim Agan, in the section "Investments in affiliates".

         Concerning a "group of borrowers" which includes Makhteshim Agan and concerning the recommendations of the Goshen Committee for the adoption of corporate governance, see section 8 of this part.

         Concerning environmental matters, see sub-section 9.2.16 in this part.

9.2.8    Crop protection products

         Makhteshim Agan is the world's leading manufacturer and distributor of generic crop protection products. Its products improve yield quantity and quality of crops by protecting them from the harmful or destructive effects of a range of weeds, insects and fungi. Makhteshim Agan sells its products in more than 100 countries.

         The general assessment in the crop protection industry, which is also Makhteshim Agan's assessment, is that the principal factors that affected price erosion in the market in 2006 included weather conditions that curtailed the agricultural season and reduced demand for crop protection products in Europe, Australia and North America; drought in Brazil at the beginning of the year; a stronger Brazilian currency; high stock levels at the beginning of the year; the prices of agricultural commodities, and a weakening US dollar. Further, during the first half of 2007 there was a recovery in the crop protection market as a result, inter alia, of more benign weather conditions in most of the geographical regions in which Makhteshim Agan operates.

         [A]    Products - Makhteshim Agan manufactures and sells a wide range
                --------
                of crop protection products based on more than 90 different active substances and about 500 different formulations, which are divided into three main families:(7) (1) herbicides (2) insecticides (3) fungicides. As mentioned, most of Makhteshim Agan's products are generic; however, Makhteshim Agan does have two patent-protected products for which it has exclusive production and marketing rights (for details, see sub-section 9.2.8[H] in this part). Makhteshim Agan's manufacturing activities include the production of active substances, the manufacture of end products, and the purchase of active products and formulation operations of various kinds before selling them to third parties. In addition, Makhteshim Agan engages to a lesser extent in commercial

---------------------

(7) The classification into product groups was made on the basis of the active ingredient component in them. There are formulations which are ready for immediate use by the farmer, and technical products (active substances), which must undergo formulation processes of various kinds before they can be used as crop protection products.

                activities - the purchase of end products and/or active substances from third parties and their onward sale as is.

                Below is a breakdown of the revenues of Makhteshim Agan by geographical region in 2005-2006 and six months ended June 30, 2007 (in USD millions):(8)

                ========================= ====================================
                                            Six months ended 30 June, 2007
                Israel                                    56
                North America                             234
                South America                             205
                Europe                                    491
                Rest of the world                         123
                Total                                    1,109
                ========================= ====================================

                ================== ========== ======================== ========== ======================== =================
                                                  % of total crop                     % of total crop
                                               protection market in                protection market in      Change (%) in
                                                    the region                          the region           2006 compared
                                       2006          in 2006*              2005          in 2005*              with 2005
                ================== ========== ======================== ========== ======================== =================
                Israel                 111.6                               110.2                                 1.2%
                ------------------ ---------- ------------------------ ---------- ------------------------ -----------------
                North America          349.4        5%                     308.8        4%                      13.1%
                ------------------ ---------- ------------------------ ---------- ------------------------ -----------------
                South America          430.0        9%                     422.8        8%                       1.7%
                ------------------ ---------- ------------------------ ---------- ------------------------ -----------------
                Europe                 690.0        8%                     700.9        8%                      (1.6%)
                ------------------ ---------- ------------------------ ---------- ------------------------ -----------------
                Rest of the world      197.8        2%                     198.0        2%                      (0.1%)
                ------------------ ---------- ------------------------ ---------- ------------------------ -----------------
                Total                1,778.8        6%                   1,740.7        6%                       2.2%
                ================== ========== ======================== ========== ======================== =================

                 * Source: Phillips McDougall AgriService, March 2007.

         [B] The tables below show the breakdown of revenues and gross profit of Makhteshim Agan's products in 2004-2006 (in USD millions):(9)

                ================================ ==============================================================================
                                                                                   2006
                -------------------------------- ------------------------------------------------------------------------------
                                                                  % of total revenues of
                    Product group                    Revenues         Makhteshim Agan       Gross profit   Gross profit margin
                ================================ ================ ======================== =============== ====================
                Herbicides                             851              47.8%                  273                32.1%
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                Insecticides                           451              25.3%                  164                36.3%
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                Fungicides                             279              15.7%                  125                44.7%
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                Total crop protection products       1,581              88.9%                  561                35.5%
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                Non-agro products                      197              11.1%                   45                23.0%
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                Total                                1,779               100%                  607                34.1%
                ================================ ================ ======================== =============== ====================

                ================================ ==============================================================================
                                                                                   2005
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                                                                  % of total revenues of
                    Product group                    Revenues         Makhteshim Agan       Gross profit   Gross profit margin
                ================================ ================ ======================== =============== ====================
                Herbicides                              859                49.3%                318               37.0%
                ================================ ================ ======================== =============== ====================
                Insecticides                            378                21.7%                166               43.9%
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                Fungicides                              306                17.6%                137               44.8%
                -------------------------------- ---------------- ------------------------ --------------- --------------------


-----------------------

(8)  Data include Makhteshim Agan's non-agro sales.

(9)  These data include Makhteshim Agan's non-agro sales.


                ================================ ==============================================================================
                                                                                   2005
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                                                                  % of total revenues of
                    Product group                    Revenues         Makhteshim Agan       Gross profit   Gross profit margin
                ================================ ================ ======================== =============== ====================
                Total crop protection products        1,543                88.6%                621               40.2%
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                Non-agro products                       198                11.4%                 60               30.5%
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                Total                                 1,741                100%                 681               39.1%
                ================================ ================ ======================== =============== ====================

                ================================ ==============================================================================
                                                                                   2004
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                                                                  % of total revenues of
                    Product group                    Revenues         Makhteshim Agan       Gross profit   Gross profit margin
                ================================ ================ ======================== =============== ====================
                Herbicides                              771                50.1%                296               38.4%
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                Insecticides                            318                20.6%                130               41.0%
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                Fungicides                              269                17.4%                114               42.5%
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                Total crop protection products        1,358                88.2%                541               39.8%
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                Non-agro products                       182                11.8%                 55               30.2%
                -------------------------------- ---------------- ------------------------ --------------- --------------------
                Total                                 1,540                100%                 596               38.7%
                ================================ ================ ======================== =============== ====================

         [C]    Customers - Makhteshim Agan's crop protection products are sold
                ---------
                to numerous customers in many countries. Most sales are to regular customers with which the company has good and longstanding business relations, usually without long-term supply contracts. In some regions of Makhteshim Agan's operations, customer purchases are characterized as "on spot" - i.e. without orders in advance, while in other regions customer purchases are based on (non-binding) sales projections and actual orders, with Makhteshim Agan manufacturing its products based on those projections.

                Several years ago, Makhteshim Agan started to securitize part of its customer debt in certain countries. In 2004, the company entered into a new, broader securitization agreement with Rabobank International, for the sale of customer debts to companies from the Rabobank International Group. At December 31, 2006 and June 30, 2007, the balance of customer debt sold in cash amounted to approximately USD 175.8 million and USD 275 million respectively. The maximum foreseen amount of financial means available to the buying companies for purchasing the debt is in the region of USD 250-275 million, on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new customer debts.

                During April 2006, Makhteshim Agan signed an agreement with an international insurance company for insuring customer credit, in which the insurance company insures the credit granted to some of the customers of Makhteshim Agan and its subsidiaries.

         [D]    Marketing and distribution - Makhteshim Agan has a worldwide
                --------------------------
                distribution system at its disposal, which includes more than 20 distribution companies in various countries and covers all the main markets of the company in Europe, the USA and Latin America. Makhteshim Agan's sales array is organized according to geographical regions. In countries where the company has no subsidiaries, it operates a system of local agents and marketing channels (for commissions and on the basis of exclusivity), each adapted to the market structure in that country. Makhteshim Agan's sales and marketing expenses for crop protection products in 2006 amounted to approximately USD 283 million, comprising about 18% of revenues that year. Makhteshim Agan does not apply a uniform policy for the use of brand names around the world, and the decision is made on a case by case basis

                (bearing in mind the goodwill of the relevant brand): sometimes it opts to retain the original brand names of the manufacturer from which it purchased the products, and other times it will change the names to its own brand names.

         [E]    Competitors and competition - As mentioned, the crop protection
                ---------------------------
                products market is characterized by high entry barriers, and is controlled by six large RBCs. Makhteshim Agan's competitors in this field are mainly the original manufacturers of the products
                - usually multinationals, which continue to produce the products after the patent has expired, and also other generic manufacturers who also start to manufacture and market crop protection products as the patents expire.

                In 2006, genetically modified organisms (GMO), which are substitutes for Makhteshim Agan's products, accounted for about 17% of sales turnover in the crop protection market.

                The increase in competitiveness in the crop protection market in recent years can be explained in part by the following reasons:
                (a) increased competition from manufacturers in south-east Asia (which conversely lower the costs of Makhteshim Agan's purchases of raw materials and products); (b) purchases of products by farmers directly from the distributors and manufacturers; and
                (c) more possibilities for obtaining registrations for products in a way that lowers the costs of registration in certain countries.

         [F]    Seasonality - Sales of crop protection products depend directly
                -----------
                on farming seasons and crop cycles, so that Makhteshim Agan's income is not divided evenly over the year. Northern hemisphere countries share farming seasons, and sales are usually highest in February - April. In southern hemisphere countries the seasons are reversed and sales peak accordingly, except for Australia, where most sales are made in April - July).

                Below is the breakdown of Makhteshim Agan's quarterly revenues in 2005 and 2006, relative to total revenues of crop protection products that year (in USD millions).

                ======================= ================ ================= ================ ================ ================
                       2006              First quarter    Second quarter    Third quarter   Fourth quarter        Annual
                ======================= ================ ================= ================ ================ ================
                Total revenues          494              458               408              419              1,779
                ----------------------- ---------------- ----------------- ---------------- ---------------- ----------------
                % of annual revenues    27.8%            25.7%             22.9%            23.6%            100%
                ======================= ================ ================= ================ ================ ================

                ======================= ================ ================= ================ ================ ================
                       2005              First quarter    Second quarter    Third quarter   Fourth quarter        Annual
                ======================= ================ ================= ================ ================ ================
                Total revenues          517              417               402              405              1,741
                ----------------------- ---------------- ----------------- ---------------- ---------------- ----------------
                % of annual revenues    29.7%            23.9%             23.1%            23.3%            100%
                ======================= ================ ================= ================ ================ ================

                The global nature of Makhteshim Agan's operations helps offset the effects of seasonality, even though the company makes many more sales in the northern hemisphere.

         [G]    Research and development - As a manufacturer of generic crop
                ------------------------
                protection products, Makhteshim Agan does not conduct research for the development of new molecules; rather, it develops production processes and registration data for existing molecules upon expiry of the relevant patents. As a result, it does not bear the high R&D costs involved in the development of new products. Makhteshim Agan has about 200 R&D employees, most of them specializing in various branches of chemistry, the life sciences and genetic engineering. Most R&D activity focuses on the chemical engineering development of production processes for new products whose patents are nearing expiry, and the development of innovative formulations. Another important area of activity in the R&D department is the scientific-technological backup of existing production processes, with emphasis on improving quality, efficiency, safety and environmental protection, and on cutting production costs for the products.

                Makhteshim Agan has several research laboratories in Israel and in Brazil, where the various products undergo quality tests.

                Some of the research carried out by Makhteshim Agan in Israel has been awarded grants by the Chief Scientist - for details, see also section 8 of this part.

                Makhteshim Agan's total R&D expenses (in both crop protection and non-agro products) at 31 December, 2006, amounted to approximately USD 19 million, accounting for about 1.1% of its total revenues in 2006.

         [H]    Intangible assets
                -----------------

                Intellectual property - As noted, most of Makhteshim Agan's
                ---------------------
                products are generic and therefore not protected by patents. Consequently, Makhteshim Agan relies on the registration of trademarks to protect its goodwill in its products and the know-how associated with their manufacture. The patent-protected products for which Makhteshim Agan has exclusive production and marketing rights are the herbicide sold in Germany and Belgium under the brand Herold(R) ("Herold"), and the pesticide (Rimon(R)) Novaluron ("Rimon"). Makhteshim Agan also has several patents on unique formulations and mixtures. Most of the company's products carry the brand "Makhteshim Agan".

                The patent on Rimon will expire within a few years: in Australia, Austria, Belgium, Germany, Denmark, Spain, France, the UK, Hungary, Israel, Mexico and Holland it will expire at the end of 2007; in Canada, it will expire in 2008, and in Japan, Italy and Switzerland it will expire in 2012. The patent on Herold will expire in Germany and Belgium in 2011.

                Registration - Crop protection products are sold under the
                ------------
                control of government authorities in every country (usually ministries of agriculture, health and the environment). Makhteshim Agan registers most of the substances and products it sells, and for his purpose it has more than 100 employees engaged in product registration around the world and also uses external contractors. Registration requirements are becoming more stringent everywhere, with the strictest standards in the USA, Japan and the European Union. In most cases, the registration is not limited in time, but repeat tests are required once every few years. The costs of registration and time required to obtain it vary from country to country, and usually amount to hundreds of thousands of dollars per product; in countries such as the USA and Japan, the costs can be as much as tens of millions of dollars per product. During the three months ended June 30, 2007, Makhteshim Agan received about 40 new licenses for active materials, formulations and various mixtures.

         [I]    Raw materials, inventories and suppliers - The most significant
                ----------------------------------------
                component of the cost of Makhteshim Agan's sales of crop protection products is the cost of the raw materials used for its industrial operations, and the cost of the ready goods purchased by the company and sold to third parties. Makhteshim Agan purchases its raw materials from various suppliers, mainly in Europe, the USA, China and South America. Many of the raw materials it purchases are oil derivatives, and any rise in oil prices means a rise in the prices of those raw materials. In addition, rising oil prices have an immediate effect on the prices of transporting the company's products and on the prices of the energy needed for the production process.

9.2.9    Non-agro sector

         In addition to its main sphere of operation, Makhteshim Agan uses its chemical and industrial capabilities to develop non-agro products in three main areas: dietary supplements (such as lycopene - antioxidants), which accounted for about 18% of revenues of Makhteshim Agan non-agro operations in 2006, aroma products and fine chemicals. Most of the company's activities in non-agro are auxiliary to its principal operations in crop protection products, and are intended, inter alia, to utilize both the chemical and industrial capabilities and the by-products of crop protection product production. The non-agro field encompasses a range of different and unrelated products with differing properties, and in view of the disparity in the composition of product portfolio, there is limited uniformity in the characteristics of Makhteshim Agan's non-agro operations. In volume and importance, the non-agro field is less significant for Makhteshim Agan.

         [A]    Principal products - The principal non-agro products
                ------------------
                manufactured and/or sold by Makhteshim Agan are these: dietary supplements - carotenoids,(10) including the production of lycopene from tomatoes, beta-carotene and lutheine. This area of activity also includes the formulation and/or coating of vitamins and minerals; in aroma products - manufacture and sale of synthetic aroma products to manufacturers of some of the world's leading aroma mixtures in the cosmetics industry and in the taste and aroma substance industry (the vast majority of production in this field is for export); in fine chemicals - production and sale of certain fine chemicals, mainly by-products of crop protection production processes.

                Makhteshim Agan's non-agro products are sold mainly in Israel (mostly fine chemicals), Europe, the USA and Japan.

         [B] For details about the breakdown of revenues and gross profit of products by areas of operation of Makhteshim Agan, see sub-section 9.2.8[B] in this part.

         [C]    Customers - In dietary supplements, most of Makhteshim Agan's
                ---------
                customers are industrial companies that manufacture and sell end products to supermarkets and other stores; in aroma products, about 75% of customers are multinationals and the remainder are medium-size and small companies; in fine chemicals, since these are basic chemicals, they are widely used by a range of types of customers in countless areas of industry, including food, energy, textiles, plastics, construction and chemistry (most of Makhteshim Agan's customers are Israeli).

         [D]    Marketing and distribution - In dietary supplements, sales are
                --------------------------
                mostly for customers in North America, Europe and Japan, and are made through local agents and by Makhteshim Agan's marketing system. Engagements with customers are on the basis of specific orders; in aroma products, the company's marketing, sales and distribution system is based on the following: (a) direct sales by Makhteshim Agan's aroma products subsidiary (and by other subsidiaries) to end customers; (b) sales through agents in various countries - Europe, Singapore, India, Japan) against payment of a commission; and (c) sales through a partnership with a third party (for partnership products only); in fine chemicals, marketing is by dedicated distribution arrays and agreements.

                In the non-agro sector as a whole, most sales are according to regular orders received close to the requested delivery date. Makhteshim Agan's sales and marketing expenses for non-agro in 2006 amounted to approximately USD 20 million.

         [E]    Competition - In dietary supplements - In recent years,
                -----------
                awareness of carotenoids has increased all over the world (see sub-section 9.2.9[A] in this part), including lycopene. Makhteshim Agan's activities in this field could be influenced by the successful market penetration of synthetic lycopene, which competes with the natural lycopenes manufactured by Makhteshim Agan. On the other hand, synthetic lycopene, especially for the multi-vitamin market, could actually increase the awareness of lycopene and increase also the market for the natural product manufactured by Makhteshim Agan. The main competitors in this field are the manufacturers of synthetic lycopene, of natural lutheine, and the formulators and manufacturers of vitamin and mineral mixtures. In aroma products
                - Makhteshim Agan's main competitors in this field are leading multinational companies in the taste and aroma industries with significant production facilities available to them. In fine chemicals - Makhteshim Agan's market share in

----------------------

(10) Substances which give fruit and vegetables their color have health-giving properties and serve as antioxidants. The human body cannot make these substances itself, and has to obtain them from external sources, either natural or synthetic.

                Israel is more than half of the domestic market; the main competitors are local manufacturers and importers of fine chemicals.

         [F]    Research and development - In non-agro, Makhteshim Agan's
                ------------------------
                research and development activities focus on dietary supplements and aroma products. In dietary supplements - development and enhancement of lycopene-rich tomato varieties, development of products and new formulations in response to market demand, and clinical studies to prove synergistic activity for lycopene products, which focus on areas of cancer prevention, arteriosclerosis and hypertension, skin protection and the prevention of menopausal symptoms. In aroma products - Makhteshim Agan develops and improves production processes and applies technologies suitable for aroma products, conducts quality assurance procedures and adapts its products to accepted standard worldwide. For details of Makhteshim Agan R&D expenses to December 31, 2006, see section 9.2.8[G] of this part.

         [G]    Intangible assets - Makhteshim Agan's health food supplement
                -----------------
                products do not require registration, and can be sold all over the world without need for special permits. However, marketing these products to the food market does require registration. Makhteshim Agan has received the approval of the American Food and Drug Administration (FDA) for the use of lycopene from tomatoes as a natural food coloring.

         [H]    Raw materials, inventories and suppliers - For dietary
                ----------------------------------------
                supplements, the raw materials are mainly tomatoes (for the production of lycopene), certain species of flowers (for the production of lutein), and algae (for the production of beta-carotene). Stock planning in this area is of critical importance, in view of the fact that production is spread over the entire year, whereas the season for agricultural crops averages only three to four months. Suppliers are mainly farmers. Taking into account the length of the tomato season, Makhteshim Agan maintains inventory levels sufficient for year-round production. In aroma products, the principal suppliers of the raw materials are suppliers of chemicals from abroad. The shelf life of finished aroma products is only a few months. In fine chemicals, most raw inputs come from Makhteshim Agan's crop protection operations. Inventory periods are short, not usually exceeding a number of weeks.

         [I] A subsidiary of Makhteshim Agan engaged in the field of dietary supplements has plants in Yavne, Be'er Sheva (in Makhteshim Agan's Be'er Sheva compound - see sub-section 9.2.10[A] in this part), in England and in the USA, which manufacture carotenoids, coated vitamin materials and mixtures for the food and dietary supplements industries. The production facilities were the subsidiary's own development, and adapted for the production of its specific products. Other non-agro products, i.e. aroma products and fine chemicals, are manufactured in Makhteshim Agan's crop protection product plants (see sub-section 9.2.10 in this part).

9.2.10   Fixed assets and facilities; production capacity
         ------------------------------------------------

         Makhteshim Agan has a number of production facilities all over the world, the most important of which are described below. In addition, the company has production facilities in Colombia, Spain, Italy and Greece.

         [A]    Be'er Sheva plant - where the formulation and packing system of
                -----------------
                all of Makhteshim's products takes place, of products manufactured in the Ramat Hovav plant and of the products of third parties. The Be'er Sheva plant stands on a 407-dunam plot of land, of which 40,000 sq.m. are built up (including buildings, offices, installations and storage warehouses). Makhteshim Agan's rights in the land are by virtue of long-term lease agreements with Israel Lands Administration (the "Administration"). One of these lease agreements ended in 2001, but the parties are continuing to maintain it (Makhteshim Agan is working on capitalization agreements with the Administration in a way that will regulate the long-term lease agreements and the formal extension of the expired agreement).

         [B]    Ramat Hovav plant - where all the active substances of
                -----------------
                Makhteshim are produced and technical material is packaged. The area of land on which the plant stands in Ramat Hovav is 1,086 dunams (of which about 115.000 sq.m. built up). Makhteshim Agan's rights in the land are by virtue of long-term lease agreements with the Administration.

         [C]    Ashdod plant - where the active substances for the herbicides
                ------------
                and aroma products of Makhteshim Agan are produced. The plant also contains formulation and packing facilities of the final products. The plant is built on a 240-dunam plot of land owned by a subsidiary of Makhteshim Agan, and has a built-up area of 41,600 sq.m. (including, inter alia, production facilities, warehouses, engineering services, offices, laboratories, employee welfare services and various auxiliary buildings). An additional, adjacent area of about 7 dunams (2.300 sq.m. built up) is leased and used for storage and parking. The increasing volume of Makhteshim Agan's operations necessitates expansion of its storage areas and deployment areas for the raw materials in the plant. Agan purchased 120 dunams of land (which is included in the area noted above), adjacent to the fence of the plant compound, for storing and deploying the raw materials. In July 2006, Agan entered into an agreement with Ashdod Energy Ltd. ("Ashdod Energy"), whereby Ashdod Energy will erect a power station for generating electricity and steam and will supply Agan with electricity and steam from the station. Concurrently, Agan and Ashdod Energy signed sub-lease agreement, whereby Agan will lease 10,500 sq.m. of land to Ashdod Energy on which the power station will be erected. The agreement for supplying electricity and steam is for a term of 20 years from the date of operation of the station, or for 24 years and 11 months from the date of execution of the sub-lease agreement, whichever is the earlier.

         [D]    Plants in Brazil - Makhteshim Agan has two plants in Brazil, one
                ----------------
                owned by a subsidiary and covering 241 dunams (36,000 sq.m. built up), which contains production, formulation and packing facilities, warehouses and auxiliary systems, laboratories and offices; the other covers 492 dunams (68,000 sq.m. built up), and consists of production, formulation and packing facilities for crop protection materials, and a number of production lines for fine chemicals.

                In addition, Makhteshim Agan makes regular investments in increasing production capacity, in erecting new production facilities, in industrial infrastructures (such as storage), in expanding the research and development infrastructure, and in various ecological projects.

                For expanding its plants in Israel, Makhteshim Agan has been granted "approved enterprise" status, which entitles it to investment grants and/or tax benefits under the Capital Investment Encouragement Law. See also section 8 to this part.

                Some of Makhteshim Agan's production facilities operate in more than 90% capacity. If there is a substantial increase in the demand for the products made there, Makhteshim Agan will look into the possibility of expanding those facilities compared with the possibility of purchasing the excess quantities from other suppliers.

                The average exploitation of Makhteshim Agan's production facilities is about 80%. If production volumes decrease, the relative proportion of the company's fixed expenses will rise. These expenses vary from plant to plant.

9.2.11 Human capital. At 31 December 2006, Makhteshim Agan's employees numbered 3,184. At the end of 2006 beginning of 2007, part of the senior management at Makhteshim Agan was replaced. At the Report Date there was no significant change in the number of Makhteshim Agan employees.

         Makhteshim has one Workers Council that is the consolidation of three historical committees. Collective agreements for defined terms are signed from time to time between Makhteshim and its employees, which regulate the salary terms and increments as well as auxiliary benefits. In March 2007, Makhteshim received notice of the announcement of a strike by the New General Federation of Workers - Negev District, relating to the Makhteshim plant in Be'er Sheva. According to the notice, the matters in dispute are a change in the structure of Makhteshim, which includes declarations concerning lay-offs and a wages agreement. During April 2007, Makhteshim workers took protest action on several occasions, such as halting the supply of chlorine to Mekorot (the water company, a customer of Makhteshim) for a certain amount of time and blocking the factory gates. At the Report Date negotiations are under way between the Workers Council and Makhteshim over a wages agreement.

         Labor relations at Agan are regulated by special collective agreements.

         Makhteshim Agan adopted a number of stock options plans for its employees and officers and those of its subsidiaries to purchase shares of Makhteshim Agan. The liability of the directors and officers of Makhteshim Agan and of the consolidated companies of Makhteshim Agan is insured under an insurance policy in which the insured limit of liability is USD 100 million.

9.2.12 Working capital. Makhteshim Agan places special emphasis on reducing its working capital, paying particular attention on reducing the number of customer credit days, inventory turnover days and the extending of supplier credit.

         Customer credit - Makhteshim Agan operates in accordance with a
         ---------------
         customer credit control procedure that sets out the terms for granting a credit line to a customer and monitoring collection. Customer credit days vary from one geographical region to another. In 2006 there was some increase in customer credit days, inter alia due to the customer credit situation in Brazil. However, Makhteshim Agan does not use credit days as a marketing lever; rather, it limits the number of days credit granted to customers in the various markets to the customary average in the market. In 2006, the average number of customer credit days was between 140 and 160 days. The balance of Makhteshim Agan's trade receivables at December 31, 2006 and June 30, 2007 was approximately USD 486 million and USD 547 million, respectively.

         Inventories - Makhteshim Agan's policy for inventories is flexible, and
         -----------
         emphasizes inventory and global supply chain management.

         Supplier credit - Makhteshim Agan works to extend credit days from its
         ---------------
         various suppliers. The average number of supplier credit days in 2006 was between 100 and 130 days. The balance of Makhteshim Agan's trade payables at December 31, 2006 and June 30, 2007, was approximately USD 370 million and USD 403 million, respectively.

9.2.13 As is customary at Makhteshim Agan from time to time, during 2006 and up to the Report Date, the company, itself and through its subsidiaries, purchased shares or acquired assets and operations of companies operating in the same area of business as Makhteshim Agan, including these:

         [A] In April 2006, a wholly owned subsidiary of Makhteshim Agan signed an agreement for the purchase of 30% of the shares of Alligare LLC, a US company that develops, markets and sells herbicides for the non-crop market. In January 2007, the subsidiary increased its investment in Alligare LLC to 49%. The subsidiary has an option exercisable commencing in 2008, to acquire control in Alligare LLC.

         [B] In May 2006, a wholly owned subsidiary of Makhteshim Agan signed an agreement for the purchase of 60% of the shares of Kollant Group, a leading non-crop company in Italy. Kollant Group develops, manufactures and sells a range of plant protection products, including products used for sanitation and intended mainly for the non-crop market.

         [C] In May 2006, a subsidiary of Makhteshim Agan signed an agreement for acquisition of the operations of H. Reisman Corporation, a US dietary supplement company that manufactures and markets vitamins and minerals. The acquisition includes a patent for the production of natural products, which enables Makhteshim Agan to expand the production of the natural products it manufactures.

         [D] During 2006, Makhteshim Agan also purchased 75% of the shares of a Czech distribution company, Agrovita SPOL, s.r.o.

         [E] In 2006, Makhteshim Agan also completed the establishment of company in Russia and of a representative office of Makhteshim Agan in China, as well as a contact office in Hungary for coordinating its activities in Central and Eastern Europe.

         [F] In January 2007, Makhteshim Agan, through a wholly owned subsidiary, acquired a distribution company in Ecuador.

         [G] In January 2007 Makhteshim Agan acquired through a wholly owned subsidiary, a further 30% of the share capital of the Hungarian company Biomark Tradinghouse Ltd., which is in the crop protection product segment. The other 70% of the shares of said Hungarian company had been acquired by Makhteshim Agan already in April 2005, and Makhteshim Agan thus completed full acquisition (100%) of this said Hungarian company's share capital.

9.2.14 Financing and loans. Makhteshim Agan finances its operations from its own resources, from bank credit (short term and long term), non-bank credit (debentures offered in private placements), and from supplier credit.

         Makhteshim Agan uses the capital resources at its disposal, including from raising debt, inter alia, for providing loans for its subsidiaries. In addition, Makhteshim Agan receives from its subsidiaries dividends, management fees, interest on loans, and payments on account of repayment of the loans, all in accordance with decisions of Makhteshim Agan from time to time and for the purposes of its operations and those of its subsidiaries.

         [A]    Short-term credit from banks (in USD millions) for 2006
                -------------------------------------------------------

                ================================================================================================================
                                                                    2006
                ----------------------------------------------------------------------------------------------------------------
                                              Makhteshim Agan (not              Makhteshim Agan             Weighted average
                                          consolidated) at December 31,    (consolidated) at December       interest rate at
                                                      2006                          31, 2006             December 31, 2007 (%)
                ======================== ================================ ============================ =========================
                Overdraft:
                ---------
                ------------------------ -------------------------------- ---------------------------- -------------------------
                In Israeli currency -
                unlinked                               -                            1                             7%
                ------------------------ -------------------------------- ---------------------------- -------------------------
                In USD                                 -                           28                             6%
                ------------------------ -------------------------------- ---------------------------- -------------------------
                In Euro                                -                           18                             5%
                ------------------------ -------------------------------- ---------------------------- -------------------------
                In Brazilian currency                  -                            1                            14%
                ------------------------ -------------------------------- ---------------------------- -------------------------
                In other currencies                    -                            3                             6%
                ------------------------ -------------------------------- ---------------------------- -------------------------
                Short-term credit:
                -----------------
                ------------------------ -------------------------------- ---------------------------- -------------------------
                In USD                                 -                           33                        LIBOR + 0.5%
                ------------------------ -------------------------------- ---------------------------- -------------------------
                In other currencies                    -                           13                             6%
                ------------------------ -------------------------------- ---------------------------- -------------------------
                Total                                  -                           98
                ======================== ================================ ============================ =========================

                Long-term credit from banks (in USD millions) for 2006
                ------------------------------------------------------
                ===========================================================================================================
                                                        2006
                -----------------------------------------------------------------------------------------------------------
                                        Makhteshim Agan (consolidated) at     Weighted average interest rate at December
                                                 December 31, 2006                           31. 2007 (%)
                ====================== ==================================== ===============================================
                In USD                                  34                                        6%
                ---------------------- ------------------------------------ -----------------------------------------------
                In Euro                                 12                                        4%
                ---------------------- ------------------------------------ -----------------------------------------------
                In other currencies                   0.147                                       7%
                ---------------------- ------------------------------------ -----------------------------------------------
                Total                                   47
                ====================== ==================================== ===============================================

         [B]    Details of liabilities in respect of debentures issued by
                ---------------------------------------------------------
                Makhteshim Agan in private placements (in USD millions):
                -------------------------------------

         ====================== ============ ========================= ========= =============== =======
                                                                       Linkage   Interest rate   2006
         ====================== ============ ========================= ========= =============== =======
         Non-traded debenture   Not listed   Convertible debentures    USD       1.75%           0.67
         ---------------------- ------------ ------------------------- --------- --------------- -------
         Series A               Listed       Convertible debentures    USD       2.5%            12
         ---------------------- ------------ ------------------------- --------- --------------- -------
         Series B               Not listed   -                         Index     5.15%*          389
         ---------------------- ------------ ------------------------- --------- --------------- -------
         Series C               Not listed   -                         Index     4.45%*          110
         ---------------------- ------------ ------------------------- --------- --------------- -------
         Series D               Not listed   -                         Unlinked  6.5%*           55
         ---------------------- ------------ ------------------------- --------- --------------- -------
         Total                  -            -                         -         -               567
         ====================== ============ ========================= ========= =============== =======

              * Up to the date of listing of Series B-D on the TASE,
                additional interest of 0.25% p.a. applies to the basic annual interest paid on the outstanding balance of the debenture principal in each of those series (see sub-section 9.2.14[F] in this part).

         [C] Makhteshim Agan is subject to limitations pertaining the receipt of credit, which include floating liens, guarantees of Makhteshim Agan to its subsidiaries, undertakings to banks, and an undertaking to maintain financial covenants, the principal ones being these: the ratio of interest-bearing financial liabilities to shareholders' equity will not exceed 1.5; the ratio of interest-bearing financial liabilities to EBITDA will not exceed 3.3 (in a consolidated company - 4); shareholders' equity will not be less than USD 720 million. At the Report Date, Makhteshim Agan and its consolidated company are in compliance with these financial covenants.

         [D] Concerning securitization of customer debts, see sub-section 9.2.8[C] of this part.

         [E] For details about Makhteshim Agan's credit insurance agreement, see sub-section 9.2.8[C] of this part.

         [F] In December 2006, Makhteshim Agan made a private placement in Israel of three series of debentures (series B-D), which are not convertible into shares, to institutional investors and others, in a total amount of NIS 2.35 billion. The debentures will be repaid during the years 2010-2036, and bear basic annual interest of 4.45%-6.5%. Most of the debentures are linked to the Index. In March 2007, Makhteshim Agan submitted a draft prospectus to the ISA in order to register these debentures for trade, including a proforma prospectus for an offering of additional securities. At Report Date, these debentures had not yet been registered for tading on TASE and the aforementioned prospectus had not been published, and Makhteshim Agan decided to delay publication. Up to the date of listing on the TASE (if and insofar as they will be listed), additional annual interest of 0.25% will apply to the basic annual interest paid on the outstanding balance of the principal of the debentures in each of the aforementioned series.

         [G]    The debentures of Makhteshim Agan were rated AA by Maalot.

         [H] Makhteshim Agan is considered as included in a "group of borrowers", as part of the IDB Group (see Section 8 in this part).

         [I] In respect of the undertaking to compensate financial institutions that had provided credit to customers of a Makhteshim Agan subsidiary in Brazil, see Note 3.a.2 to the Financial Statements.

9.2.15 Taxation. The consolidated companies of Makhteshim Agan abroad are taxed according to the tax laws in their country of domicile.

         At December 31, 2006, Makhteshim Agan's accumulated losses for tax purposes amounted to an adjusted sum of approximately USD 83 million.

         Because Makhteshim Agan operates through subsidiaries all over the world, the income before taxes on income is divided among numerous countries at differing tax rates. A materially different attribution of earnings could have a material effect on the tax aspects of Makhteshim Agan and its subsidiaries.

         Makhteshim Agan is entitled to benefits by virtue of the provisions of the Encouragement of Industrial Investments (Taxes) Law, 5729-1969, pursuant to which Makhteshim Agan is recognized as an industrial holdings company and its investee companies in Israel are recognized as industrial companies.

         In addition, Makhteshim Agan is entitled to tax benefits by virtue of the Capital Investments Encouragement Law (see section 8 in this part).

         Makhteshim Agan has received final tax assessments up to and including fiscal 2001.

9.2.16   Quality of the environment

         [A] The production processes at Makhteshim Agan, as well as the products it manufactures and markets, involve environmental hazards and affect the environment. For this reason, Makhteshim Agan is subject, both in Israel and in other countries in which it has production sites, as well as in countries in which it sells its products, to comprehensive regulation relating to the production, storage, treatment, transportation, use and removal of its products, their ingredients and their waste. Most of the environmental hazards and effects of Makhteshim Agan's operations are in the following areas: [A] emissions into the air; [B] industrial effluents; [C] ground pollution; and [D] environmental damage and harm to health from Makhteshim Agan's products.

                At the Report Date, Makhteshim Agan believes that it is in compliance with all the provisions of the law, permits and licenses applicable to it on matters of the quality of the environment (in this regard, see also section 9.2.21 of this part, under the heading "Civil or criminal liability for non-compliance with environmental protection, health and safety laws and regulations").

                In recent years, the standards applicable to the production processes and facilities of Makhteshim Agan have become more stringent, as have the supervision and enforcement of environmental standards in Israel and worldwide, and this trend appears set to continue in the future. For these reasons, Makhteshim Agan invests considerable resources in ensuring fulfillment of the provisions of the environmental laws applicable to it, in order to prevent or minimize the environmental hazards that could occur during its operations. In view of the stringency noted and the need to implement innovative technologies in order to comply with the provisions of environmental legislation that apply to and bind Makhteshim Agan, Makhteshim Agan is unable to commit that at all times during its operations no changes shall occur in respect of its full compliance with the said provisions.

         [B] The principal laws relating to the quality of the environment which relate to the operations of Makhteshim Agan in Israel are the Prevention of Environmental Damage Law, 5721-1961, the Hazardous Substances Law, 5723-1963, the Business Licensing Law, 5728-1968, the Prevention of Pollution of the Sea from Land Resources Law, 5748-1988, the Water Law, 5719-1959, and regulations issued pursuant to this legislation.

         [C] The principal requirements on environmental matters which relate to the production facilities and processes of Makhteshim Agan in Israel are concentrated in the special terms of its business licenses for its plants in Ramat Hovav, Be'er Sheva and Ashdod. These requirements deal mainly with the following subjects: [A] limitations on emissions into the air in order to prevent air pollution; [B] limitations on the biological loading and on the composition of industrial effluents and how they are handled; [C] the means required for preventing spillage and penetration into the ground of polluting substances; [D] treatment of solid waste; and [E] the means required for preventing ecological accidents and the rapid and effective treatment of ecological events.

         [D] A significant part of the raw materials of Makhteshim Agan, as well as the products it manufactures, are considered to be hazardous substances under the Hazardous Substances Law, 5723-1963, and Makhteshim Agan needs and indeed has permits to hold all such hazardous substances in its plants in Israel. The permits determine, inter alia, the conditions for holding these substances and the maximum quantity it may hold of each of them. In accordance with the law, Makhteshim Agan has appointed a hazardous substances officer in each of its plants.

         [E] Makhteshim Agan products manufactured or sold in Israel require registration under the Crop Protection Law, 5716-1956 and its regulations. The purpose of the registration mechanism for Makhteshim Agan's products is to protect public health and the environment against the effects of various substances contained in crop protection products.

         [F]    Emissions into the air - The business licenses of Makhteshim and
                ----------------------
                Agan set severe restrictions on the scope and components of the emissions of their facilities into the air. In May 1998, Makhteshim and Agan voluntarily joined a treaty for the application of standards for the emission of pollutants into the air, which are based mainly on the strict German standard Ta Luft (1986); the treaty was prepared by the Ministry for Protection of the Environment and the Manufacturers Association. After they joined the treaty, the emission standards set in it were adopted as part of the special terms in the business licenses of Makhteshim and Agan, and the two companies have been taking numerous steps with regard to pollutant emissions, the prevention of substance emission and the prevention of odor nuisances.

         [G]    Industrial effluents - The production process of Makhteshim
                --------------------
                Agan's products at all its sites generate industrial effluents containing various pollutants. At each such site, Makhteshim Agan treats the industrial effluents in a different way, based on the conditions and circumstances at the site, and on the terms of the license of the relevant business.

         [H]    Solid waste - Most of the solid waste generated at the plants of
                -----------
                Makhteshim and Agan is transferred for disposal at the toxic waste site in Ramat Hovav. The standards for the manner of packing and marking the waste are revised from time to time, becoming more and more stringent and making the tariffs for the waste disposal more and more expensive.

         [I]    Standard certificates for environmental quality
                -----------------------------------------------

                [1] Makhteshim, Agan and the Makhteshim Agan subsidiary in Brazil are all certified for Israeli Standard ISO 14001 - Environmental Management System (an international standard adopted as an Israeli standard by the Israel Institute of Standards). The general purpose of the standard is to support protection of the environment and prevent pollution, while maintaining a balance with socio-economic needs and determining management systems which take corrective action that ensures constant Improvement.

                       The standard sets out the requirements of an organized environment management system that integrates with general management activities and contains five main chapters, dealing with (1) setting an environmental policy by the senior management; (2) proper planning of implementation of that policy, both from an environmental aspect and according to the requirements of the law; (3) implementation and operation of the plan outlined on the basis of the policy; (4) inspection and corrective action of the actual implementation, and (5) management survey of events in the environment management system.

                [2] In addition, Makhteshim and Agan are certified for Israeli Standard OHSAS 18001 for an industrial safety and hygiene management system, which is similar in its format to IS ISO 14001.

         [J] During 2003, the Board of Directors of Makhteshim Agan appointed an Ecology Committee to oversee and direct environmental policy at Makhteshim Agan. Specific environmental subjects are handled by the active subsidiaries of Makhteshim Agan, since the issues vary from site to site and from country to country.

         [K] During November 2004, the Board of Directors of Makhteshim Agan approved a master plan for investing in a number of environment-related matters relating to production facilities in Israel. As part of the plan, a total investment of approximately USD 60 million was approved, for implementation between 2005 and 2008. In addition, the Board of Directors approves other investments from time to time, according to Makhteshim Agan's needs.

                In 2006, Makhteshim Agan (itself and through its subsidiaries) invested approximately USD 28.8 million in environmental matters, and in 2007 and 2008 it expects to invest approximately USD 34.3 million and USD 31 million, respectively

                Below are additional details on ecological matters in the principal plants of Makhteshim Agan:

         [L]    Ramat Hovav plant
                -----------------

                [1] The Ramat Hovav site was selected in the past by the Government of Israel as a chemical industry site, based on an assessment that the limestone strata above the water aquifer are completely impervious to possible seepage and to possible pollution from the plants at the site. Over the years, Makhteshim transferred most of its production from Be'er Sheva to Ramat Hovav, so that by 2000, all production processes in its Be'er Sheva plant had completely ceased, including chemical reactions.

                [2] The facilities at the Ramat Hovav plant were built with special attention to the ecological aspect. To achieve this, the following actions were taken: (1) systems were added for vacuuming and filtering dust, the filtration areas were enlarged and filter quality was improved; (2) an emission monitoring array was installed in the chimney stacks of the facilities, in addition to the environmental monitoring array erected by the Ramat Hovav Counsel; (3) an acid distillation system was erected, enabling sale of the acids rather than their neutralization; (4) an installation was installed to filter CO2, which will reduce its emission into the air and lessen the "greenhouse effect"; (5) a new system was erected for physico-chemical treating of wastes; (6) the pipes that transport the wastes were replaced and the flows of wastes were separated. The pipes were installed above the ground in order to allow rapid discovery and treatment of leaks without seepage of the wastes into the groundwater; (7) an installation was erected for plant-wide biological treatment; and (8) commencing in 2010, plant evaporation ponds will be operated.

                [3] In July 2004, an epidemiological survey solicited by the Ministry of Health has published, on the incidence of disease and mortality from various illnesses in population centers within a 20 km radius of the Ramat Hovav area, compared with similar population centers outside that radius. According to the survey, in most of the results, no causal link was found between the incidence of disease and mortality (such as congenital malformations in the Bedouin population, chronic respiratory diseases among the children of nearby kibbutzim), and residence near the Ramat Hovav site. In some cases, an inverted ratio was found between the incidence of disease and mortality and the proximity to the Ramat Hovav site. The survey notes that it did not cover other factors among the population tested, which could be relevant to the incidence of disease or mortality, and therefore it cannot determine a causal link between proximity to Ramat Hovav and such incidence of disease or mortality. The survey also did not test the concentration of chemical substances in the air in any of the population centers surveyed, so that it cannot determine any finding, even ostensible, with regard to any specific Ramat Hovav plant. At the end of 2006, the chief of research in the survey gave notice that the tests are continuing and that no causal link has been found between cases of breast cancer in the women living in Omer and activities in Ramat Hovav (the report was not published). Last year, Ramat Hovav Council has installed five air-quality monitoring stations outside its jurisdiction: in Be'er

                       Sheva, Yeruham, Segev Shalom, Givat Shemen - areas where Bedouin live in unrecognized settlements, and at Tzomet Hanagev - a site which is earmarked for a military training base which will transfer from Tzrifin (see section [7] below]. At the Report Date, all the tests carried out indicate that the level of pollutants measured is very low and also complies with the most stringent standards known and existing today in other countries, such as the environmental values in force in the state of Texas, USA, and the values recommended by the Almog Committee to the Ministry for Protection of the Environment and the Ministry of Health.

                [4] In the wake of severe odor nuisances in the vicinity of Ramat Hovav and Be'er Sheva, rising from the evaporation ponds of Ramat Hovav Council in the summer of 2002 as a result of anaerobic fermentation following the flow of unpurified or partially purified wastes, the Ministry for Protection of the Environment decided to impose on the plants a duty to prepare and implement an innovative process in which the wastes of each plant would be treated inside the plant until they became solid, so that industrial effluents would not flow outside the plant compound ("ZLD" - Zero Liquid Discharge). The process consists of three stages: (a) biological treatment of the wastes; (b) evaporation and solidification of the wastes;
                       (c) solidification of the brine that remains after the evaporation and solidification process. Based on this requirement, in 2004 the Ministry for Protection of the Environment added conditions to the business license of Makhteshim and other plants in Ramat Hovav, for implementation of the ZLD process, and set the timetable for each stage. Makhteshim's position, based on an expert opinion, was that a significant part of those additional conditions are unreasonable from the aspect of technological, economic and operational feasibility.

                       In October 2004, Makhteshim, together with the Israel Manufacturers Association, Bromine Compounds Ltd., Assia Chemical Industries Ltd., Kopollek (1949) Ltd. and Chemagis Ltd., field an administrative petition in the Be'er Sheva District Court, against the Ministry for Protection of the Environment - Southern Region and the Ramat Hovav Local Industrial Council, in which it requested that the court rescind the conditions added to its business license for implementation of the ZLD method.

                       After filing the administrative petition, in November 2004, the Government of Israel approved a plan relating to the reduction of air and water pollution damage from the Ramat Hovav industrial zone, which includes, inter alia, treatment of the plants' wastes, restoration of the existing evaporation ponds by the Ramat Hovav Industrial Council, and the treatment of air pollution. The plan adopts the additional conditions in the business license of the plants that filed the petition.

                       The dispute which is the subject of the administrative petition was transferred to mediation by a panel of mediators. After the mediation had commenced, the Ministry for Protection of the Environment approached a Dutch consultancy firm (DHV) and requested its professional opinion in connection with the conditions imposed on the plants. In addition, on the initiative of the panel of mediators, an objective professional opinion was prepared. Both opinions found the technological, economic and operational feasibility of the ZLD method of treatment as demanded by the Ministry for Protection of the Environment to be extremely doubtful in Ramat Hovav. The opinions also support the professional contentions of the plants in the petition. In view of the opinions, a professional understanding was reached, whereby the end solution for the removal of wastes at Ramat Hovav would continue to be evaporation ponds, and that the terms of the business license would be re-modified accordingly. Based on this understanding, the mediation proceeding dealt with a professional exchange of ideas on exactly how to remove wastes to the evaporation ponds, and the setting of interim targets over time.

                       At the end of the mediation proceeding, in December 2004, an agreement was signed between Makhteshim, the Manufacturers Association and other plants in the Ramat Hovav industrial zone, and the Ministry for Protection of the Environment, the Ramat Hovav Local Industrial Council and the Sustainable Negev Association (the "Ramat Hovav Mediation Agreement"). The Ramat Hovav Mediation Agreement sets new conditions for the business license of Makhteshim in Ramat Hovav (and of the other petitioning plants). The Ramat Hovav plants, which are a party to the mediation Agreement (including Makhteshim), took upon themselves considerable financial investments for the prevention of environmental damage. The Ramat Hovav Mediation Agreement was validated as a court decision on 28 December, 2006.

                       The main points of the consensus reached in the Ramat Hovav Mediation Agreement and which were integrated into the business license of Makhteshim's Ramat Hovav plant are the following: (1) Every plant will be exclusively liable for the treatment of its wastes. Commencing 1 January, 2008, it will be prohibited to transport wastes to the central treatment system (the Ramat Hovav plant ceased transporting its wastes to the central treatment system at the end of February 2007); (2) Each plant will be responsible for erecting an evaporation and collection pond ("Self-disposal System") and will operate it no later than 1 January, 2010; (3) the terms stipulate values for effluents which flow to the evaporation ponds, including intermediate values with which the plants must comply according to the timetables set in the terms; (4) throughout the period of operation of the Self-disposal System, the concentrate will remain inside the Self-disposal System without further treatment. For deciding on the restoration principle after completion of the operation of the system, the plant submitted a risk survey to the Ministry for Protection of the Environment, which it prepared in the light of the European directives and adapted for local conditions. If the survey reassures the Ministry for Protection of the Environment that there are reasonable grounds to assume that the solids formed in the process will not cause environmental damage, the Ministry is likely to consent to the solids in the Self-disposal System remaining inside it without any significant additional treatment. Such consent of the Ministry for Protection of the Environment will be re-examined after the completion of operation if there is any concern about environmental damage due to the nature of the approved restoration. The response of the Ministry for Protection of the Environment to the aforementioned survey has not yet been received; (5) it was agreed to maintain an expedited dialogue proceeding in the six months after execution of the Ramat Hovav Mediation Agreement, during which the parties would discuss the intention of the Ministry to change the existing terms on the matter of prevention of air pollution and odor nuisances.

                [5] The plant's wastes are treated in a physico-chemical installation in the plant yard, to the treatment level determined by the Ramat Hovav Industrial Council. The treatment includes a gas-washing system designed to reduce the odor nuisances considerably. After treatment in this installation, the wastes are carried to a biological treatment installation in the plant yard, the erection of which was completed several months ago (previously, the biological treatment was effected in a shared central installation of Ramat Hovav Council). The biological treatment installation was erected at a cost of approximately USD 17 million. After treatment in the plant, the waste is carried to a collection pond which was erected by the Council and is used by all the plants in the area.

                [6] In recent years, Makhteshim Agan has initiated a number of actions in the Ramat Hovav plant in order to reduce the environmental effects of the plant's emissions. These initiatives include the erection of emissions purification systems, such as biological purification systems, absorption systems integrated into processes in production facilities and a thermic breakdown system for emissions from the chimney stacks of most of the plant's installations.

                       During the year, Makhteshim regularly conducts its own tests for stack emissions, as required in the terms of its business license. The test results are forwarded to the Ministry for Protection of the Environment and to the Ramat Hovav Industrial Council, as required by the terms of the business license applicable to plants in the Ramat Hovav area. These tests are additional to the many spot tests carried out by the Ministry and the Council. In the mediation proceeding described above, it was agreed that Makhteshim, the Ministry for Protection of the Environment and Ramat Hovav Council would discuss additional terms in the business license of Makhteshim which would deal with emissions on the basis of the European Directive IPCC.

                [7] In April 2007, the Government of Israel decided to impose in the Ministry of Defense the erection of a group of training bases at the Tzomet Hanegev site ("Training Bases City"), which is about 10 km from the Ramat Hovav site. The decision includes directives to the Ministry for Protection of the Environment and Ramat Hovav Council, the purpose of which is to ensure the quality of the air in the vicinity.

                       These directives include: [A] air-monitoring activities, including the adoption of new monitoring means; [B] actions for improving the air quality around the Ramat Hovav industrial zone, including (1) a duty of the Ramat Hovav plants (which includes Makhteshim) to conduct a series of surveys for identifying focal and non-focal points of sources of emissions and to apply a regular procedure for identifying and correcting non-focal emissions; (2) the preparation of a plan of action for the treatment of emissions and the prevention of air pollution from the Ramat Hovav plants; (3) revision, if possible by 31 December, 2008, of the terms dealing with emissions in the business license of the Ramat Hovav plants, in order to achieve reduced polluting emissions from focal and non-focal sources; (4) examination by the Ministry for Protection of the Environment of every application of Ramat Hovav plants to expand or manufacture new products that could have an adverse effect on air quality in the vicinity of Ramat Hovav; and [C] conducting an epidemiology survey in order to see whether there is a link between the operations of the Ramat Hovav plants and diseases, malformations, mortality and worker health.

                       At the Report Date, Makhteshim Agan is unable to assess the effects of the Government's aforementioned decision on the operations of its plant in Ramat Hovav and on the costs that might be involved in compliance with the terms that will be set for the plant by virtue of that decision.

         [M]    Be'er Sheva plant
                -----------------

                [1] The Be'er Sheva plant was previously the principal factory of Makhteshim. Following the establishment of the plant in Ramat Hovav in 1977, Makhteshim started transferring its production facilities, in which chemical syntheses took place, to the Ramat Hovav plant. Today the Be'er Sheva plant is used for the production of formulations, as well as for packing and storing materials and products.

                [2] As part of the process to reduce ecological damage, the following installations were set up at the Be'er Sheva plant: (1) Between 1986-1988 a 17 km pipe was installed, by which the effluence flowed from Be'er Sheva to Ramat Hovav; (2) absorption systems were installed for gases and odours that are emanated from various parts of the plant; and (3) recently improvements were made to the installations for storage and emissions reduction for dust of pesticides, in accordance with the requirements of the Ministry for the Protection of the Environment.

                       From time to time Makhteshim has to verify claims concerning buried waste or that there are leftovers in the areas around its plant, or that seepage has occurred into the ground of waste generated by the production process. Makhteshim may be required to clean up the applicable areas or underground areas. Following the construction of the pipe bringing the effluence of the Be'er Sheva plant to Ramat Hovav, the industrial effluence of the Be'er Sheva plant is treated in Ramat Hovav.

         [N]    The Ashdod plant
                ----------------

                On an ongoing basis Agan carries out quality assurance activities and investments at its Ashdod plant, including inter alia the following:

                [1]    Handling of pollution into the air, prevention of
                       -------------------------------------------------
                       materials effluence and prevention of invasive odours -
                       -----------------------------------------------------
                       the Ashdod plant works in accordance with the special terms of its business license in respect of environmental protection. As part of its compliance with these terms Agan is required to use low-leaded fuel and special additives. Similarly, at a cost of USD 10 million, the construction was recently completed of a system for gathering all gas emissions from the production processes and their oxidization using a special furnace (a thermal oxidizer), which will also facilitate the use of organic solvents that cannot be recycled as fuel, thereby reducing energy costs. This activity also prevents the emission of chemicals inside and outside the plant.

                       The plant is in the midst of the changeover process of its installations from fuel to natural gas. When the process is complete, the level of emissions will be reduced even further. Similarly, the changeover from fuel to natural gas will reduce Agan's energy costs. The Company estimates that the changeover process will be complete by March 2008.

                [2]    Treatment of industrial waste - since 1975 the Agan
                       -----------------------------
                       Ashdod plant's industrial effluence has run into the Mediterranean Sea using a delivery pipe owned by Paz Refining Ltd. ("BAZA") over a distance of 1,100 m from the shore. Agan has a multi-year agreement with BAZA for use of the pipeline. Even though the termination date set in the agreement has passed, the parties continue to operate in accordance with it, and Makhteshim Agan has no reason to believe that it will be terminated in such a way as to cause it harm. Pumping effluence into the sea requires a permit from the Committee for the Issue of Permits for Pumping Effluence into the Sea. At the meeting of this committee in September 2006, it decided to award Agan a permit to pump waste into the sea for a year, which was extended to the end of 2007. The permit is conditional upon compliance with various terms, of which the main one is an undertaking to significantly reduce the level of organic and inorganic pollutants that flow into the sea. In order to comply with the required criteria, the effluence must be treated in a biological processing installation before being pumped into the sea. Following the successful testing of the trial (pilot) installation, it commenced setting up the biological treatment facility, at a cost of about USD 2.5 million, on land leased for the purpose from the Ashdod municipality. Agan has undertaken to the Committee for the Issue of Permits for Pumping Effluence into the Sea to complete setting up the facility by May 2008, and to complete running in by October 1, 2008. Makhteshim Agan believes it will meet these timetables.

                       In order to comply with future criteria that the Ministry for the Protection of the Environment wishes to apply to effluence that Agan will be permitted to pump into the sea from October 1, 2009, Agan will have to carry out additional processing before pumping into the biological treatment facility. As of today, Makhteshim Agan has no estimate of the costs that will be required in respect of additional treatment. Agan is in discussion with the Ministry for the Protection of the Environment both about the criteria to be applied to Agan and on when they should become applicable. Agan's position is that as long as the running in of the biological treatment facility has not been completed and it is not yet known the make-up and concentration of the materials to flow out of it, it is not possible to specify the preparatory treatments that will need to be carried out on the effluence prior to pumping it into the biological treatment facility.

                [3]    Treatment of industrial waste - Agan sends all its
                       -----------------------------
                       industrial waste from its plant for treatment at the Ramat Hovav national waste treatment site. Since non-recyclable solvents cannot be treated locally, the Environmental Services Company Ltd., a Governmental company, exports these materials from Agan to facilities abroad. When the system for treating gas emissions from production is set up, Agan expects to use these solvents as fuels for oxidization and creating steam.

         [O]    Plants in Brazil
                ----------------

                Makhteshim Agan's subsidiary in Brazil has two main factories there. To the best of knowledge of Makhteshim Agan, this subsidiary complies with the applicable environmental requirements in law and regulations in Brazil.

                Between 2005 and 2008 Makhteshim Agan's Brazilian subsidiary expects to invest about USD 5.5 million on its plants there in the field of ecological safety, with half the amount to be invested in improvements to existing installations and the rest in new ones.

                In 2001 the Brazilian subsidiary of Makhteshim Agan was awarded the 14 international standard ISO 14001.

                At one of the plants mentioned an effluence system brings the waste, following chemical and biological waste treatment in accordance with the requirements of the regulations, to a river that flows near the plant. The other plant makes use of a technology that significantly reduces liquid effluence. The liquid effluence generated by the process are treated in the plant and recycled for internal use. The plant works as a closed loop, without any egress of effluence from the plant's grounds. Solid waste is transported to an external facility for incineration.

                At another factory in Brazil only organic, non-toxic materials are produced, and therefore no investment is required in an ecological system.

         [P]    Insurance for environmental protection. Makhteshim Agan is
                --------------------------------------
                insured against sudden, unforeseen pollution events, both in Israel and abroad. In the opinion of the Makhteshim Agan management, based upon the advice of its insurance consultants, the cover for such incidents is sufficient. Makhteshim Agan has only limited and relatively low cover for continuing environmental pollution. This type of cover is hard to obtain, and when it can be obtained the cost and respective terms do not justify its purchase, in Makhteshim Agan's opinion. Having said which, Makhteshim Agan is constantly reviewing the possibilities for obtaining insurance cover for continuing pollution.

         [Q]    Legal proceedings in the field of environmental protection
                ----------------------------------------------------------

                [1] In August 2003 a criminal complaint was brought against Makhteshim and one of its directors by the organization Adam, Teva ve Din, the Israel Union for Environmental Defence. In the amended complaint submitted in August 2004, Makhteshim is accused that on several occasions in the period 1999-2003 measurements of pollutant emissions from the chimney stacks of its Ramat Hovav plant were above the limits permitted in the special terms of the plant's business license. According to the plaintiff, Makhteshim thus created heavy or unreasonable pollution, that would be disturbing to people in the vicinity, which in the complainant's opinion was in violation of the Prevention of Damages Law, 5721-1961 (this offence is one of compounded responsibility that does not require proof of criminal intent). Makhteshim has not acknowledged guilt in the matter. Up until now several hearings have been held. In the opinion of Makhteshim Agan, based upon the advice of its legal counsels, it is not possible to assess the results of the complaint. However, on account of the level of sanctions usual today, it is reasonable to assume that when and if Makhteshim Agan is found guilty, there will not be any material impact on its operations.

                [2] In March 2007 two claims were submitted to the Be'er Sheva district court against the Ramat Hovav Industrial Council and the State of Israel. One claim was submitted by 54 members of the Bedouin tribe of the northern Negev, while the second claim was submitted by 9 residents of Omer and Be'er Sheva (the "Claimants", for the purpose of this claim). The claimants claim that they suffer from various illnesses and defects and argue a causal link between their maladies and the toxic materials emitted or otherwise coming from the Ramat Hovav Industrial Area. According to the claimants, two main areas of pollution have been identified: The purification of effluence plant and the evaporation ponds (which belong to and are operated by the Ramat Hovav Industrial Council) and the factories located in the Ramat Hovav Industrial Area, including the Makhteshim Agan plant, which according to the claimants, has deviated significantly from the permitted pollution levels. According to the claimants, the Ramat Hovav Industrial Council and the State were negligent, inter alia, in supervision, enforcement and in the taking of initiative to prevent the exposure of the claimants to pollution that originated in the Ramat Hovav Industrial Area. The claimants value the claims at NIS 184 million. Makhteshim

                       Agan and the other plants in the Ramat Hovav Industrial Area are not respondents in the claim.

                [3] For details concerning the mediation agreement entered into in December 2006 between, inter alia, Makhteshim and other plants in the Ramat Hovav Industrial Area and the Ministry for the Protection of the Environment and the Ramat Hovav Industrial Council, see section 9.2.16[12][4] of this part.

9.2.17   Limitations and supervision of Makhteshim Agan's operations. In respect
         -----------------------------------------------------------
         of licensing, quality of environment, grants by the Office of the Chief Scientist, and benefits from the Investment Center that apply to Makhteshim Agan's operations, see sections 9.2.8[8], 9.2.9[7], 9.2.16,
         9.2.15 and 8 of this section, respectively.

         The Makhteshim Agan production plants are also certified to ISO 9002, the standard for quality assurance, which defines the conditions required and compliance with standards of production processes, as well as supervision of those processes that accompany production.

9.2.18   Additional, material agreements and joint venture agreements. For
         ------------------------------------------------------------
         details in respect of the purchase of shares or assets and the operations of companies in Makhteshim Agan's field, that were carried out by Makhteshim Agan in 2006 and 2007 up until the Report Date, see section 9.2.13 of this part.

         Makhteshim Agan has various joint venture agreements with leading multinational companies for the development of licensing data.

9.2.19   Legal Proceedings. In the opinion of Makhteshim Agan, no significant
         -----------------
         legal proceedings have been taken out against it, in which the sum claimed (exclusive of interest and costs) exceeds 10% of Makhteshim Agan's current assets based upon its consolidated financial statements. In respect of legal proceedings in the field of environmental protection, see section 9.2.16[17] of this part.

9.2.20   Goals and Business Strategy
         ---------------------------

         [A] Makhteshim Agan reviews its business strategy and its goals from time to time, against the background of developments in its business environment. In 2004 and 2005 the Board of Directors of Makhteshim Agan would approve the setting of quantitive goals for the Company for periods of five years, in respect of both revenues and net income margin. In March 2007, the Board of Directors of Makhteshim Agan decided that even though there had been no material changes to the Company's macroeconomic environment, but on account of the cyclical nature of its field and the many, complex variables that impacted upon the scale of its operations and profits, the Board would no longer set quantitive targets.

         [B] The main points of Makhteshim Agan's business strategy and goals in its main area of operations, crop protection products sector are: growing Makhteshim Agan based upon the present product mix and the ability to introduce new products, acquisition of companies and products that would provide the Company with access to new customers and markets, as well as improving its operational capabilities to facilitate efficient production at competitive prices.

         [C] In its secondary business sector, Non-Agro, Makhteshim Agan's business strategy and goals include development and expansion of sales in the field of dietary supplements, as well as in the field of aroma products.

                The information in this section is forward-looking in the meaning of the Securities Law, based in large part on Makhteshim Agan's expectations and estimations of economic, technological, social, political and other developments, both by sector and in general, and their impact upon each other. Changes in the factors noted above and/or in part, as well as worldwide changes in Makhteshim Agan's area of activity and changes dependent upon the Company's locations (including Israel) might lead to non-achievement of the goals. In the light of the fact that the realization of these developments depends upon many factors that by definition are outside of

                Makhteshim Agan's control, the Company cannot be certain of its ability to realize its targets and to achieve the goals it has set itself.

9.2.21   Risk analysis
         -------------

         Macro factors
         =============

         Exposure to exchange rate risks - the results of Makhteshim Agan's
         -------------------------------
         activities and its competitive standing are impacted by the strength of the currencies in which the Company purchases raw materials and other inputs, relative to the strength of the currencies in which it sells its products. If the value of a currency in which it has incurred expenses strengthens relative to the currency in which it sells its products, its operating results will be impacted negatively. Further, part of Makhteshim Agan's debtors' bills, are in currencies other than the US dollar. Any drop in the value of a currency other than the US dollar against the dollar devalues those debtors' invoices in terms of US dollars. Makhteshim Agan hedges from time to time and in accordance with its estimates of world currency movements a part of these risks using currency hedging by way of various financial tools.

         Economic instability in the emerging markets of South America, Central
         ----------------------------------------------------------------------
         and Eastern Europe and China - Makhteshim Agan's operations in South
         ----------------------------
         America (mainly in Brazil), in the countries of Central and Eastern Europe, and, particularly in respect of purchases of raw materials and products - also in China, are exposed to risks arising from economic instability in those regions, such as: exchange rate variations (customer debts are denominated in local currencies), high inflation rates and interest rates, and changes in economic legislation. Part of these risks is hedged in part, using various tools.

         Exposure to interest rate changes - part of Makhteshim Agan's
         ---------------------------------
         liabilities are interest bearing at variable rates. Increase in interest rates is likely to lead to increase in finance costs and to a degradation in Makhteshim Agan's results.

         Exposure to the Consumer Price Index and to the exchange rate of the
         --------------------------------------------------------------------
         Shekel - most of the debentures issued by Makhteshim Agan in December
         ------
         2006 (see section 9.2.14[6] of this part) are linked to the CPI, and therefore increases in the index as well as changes in the shekel exchange rate are likely to lead to an increase in the Company's financing expenses and to some degradation in its results. From time to time and in accordance with its estimates of movements in the CPI and shekel exchange rate, Makhteshim Agan hedges part of its risks in order to reduce this exposure.

         Sectoral factors
         ================

         Competition in the crop protection market is likely to lead to price
         --------------------------------------------------------------------
         erosion - Makhteshim Agan competes with large, multinational, research
         -------
         based companies in every market. In 2006 the sales of the six largest multinational, research-based companies represented 70% of the crop protection market. In addition to these companies, there are a number of smaller, research based companies in the market, that Makhteshim Agan competes against in certain markets. Makhteshim Agan competes against generic companies in many of its markets.

         Drop in demand for Makhteshim Agan's crop protection products as a
         ------------------------------------------------------------------
         result of lower planting and seeding by farmers - most of its crop
         -----------------------------------------------
         protection products are sold to farmers. Factors influencing farmers to plant and seed less include: a significant drop in the prices of agricultural produce, governmental agricultural policies, and extreme weather conditions, are all likely to impact negatively on Makhteshim Agan's sales.

         Drop in demand for Makhteshim Agan products as a result of a decline in the economic situation of farmers in emerging markets and drops in agricultural produce prices - Makhteshim Agan's operations in emerging markets such as South America (mainly Brazil) and the countries of Eastern Europe, are exposed to risks related to a decline in the economic situation of farmers in these markets and to a drop in their agricultural produce prices, which lead to a drop in demand for Makhteshim Agan's products, profit erosion and difficulties in customer debt collection.

         Stringent environmental, health and safety regulations and standards, and both global and regional trends towards more stringent requirements in these areas and enforcement procedures, in respect both of Makhteshim Agan's plants and its products - Companies in the crop protection industry, including Makhteshim Agan, purchase, produce, sell and distribute materials that could be dangerous to the environment. As a result, Makhteshim Agan's operations are subject to extensive regulation that is getting stricter, in respect of storage, treatment, production, transportation, use and removal of its products, their components and side effects. Specifically, Makhteshim Agan's production and formulation plants are subject, in every country in which they are to be found, to stringent, environmental standards. Over the years, environmental quality requirements have become markedly stricter together with enforcement of the environmental protection standards in countries throughout the world, while the cost of compliance has risen considerably. In recent years pressure has mounted both from law enforcement agencies and from environmental protection organizations on companies and products that have the potential to pollute the environment, which is also seen in ever-stricter legislative initiatives. In addition to the current costs arising from compliance with environmental requirements, Makhteshim Agan is required to bear one-time costs, some of which are significant, to ensure compliance with the standards. Both ongoing and one-time costs for compliance with environmental requirements are likely to impact negatively in a material manner on the Company's business, financial situation and operating results.

         Makhteshim Agan holds various licenses in respect of environmental protection, which define the conditions for operating its various production facilities. The terms of the permits are likely to change and/or to be cancelled by the applicable authorities. Rendering more stringent, cancellation or changes to the permits or their terms are likely to impact negatively and materially on Makhteshim Agan's financial situation and its operating results.

         Civil or criminal liability in respect of non-compliance with
         -------------------------------------------------------------
         environmental protection, health and safety laws and regulations -
         ----------------------------------------------------------------
         Makhteshim Agan may be civilly or criminally responsible to a material degree (including high fines) on account of non-compliance and/or violation of laws and regulations in the fields of environmental protection, health and safety. Part of the provisions of current legislation is likely to involve derogation of responsibility onto Makhteshim Agan, even without malicious or negligent activity. Other environmental protection laws determine responsibility for cleaning up of pollution, and are therefore likely to expose Makhteshim Agan to land and/or water cleaning and purification costs (even after Makhteshim Agan's production activities on the ground will have come to an end). Similarly, the growing pressure in recent years both from law enforcement agencies and environmental protection organizations, on both companies and products that potentially might pollute the environment, has been expressed in legal proceedings (whether criminal, civil or administrative). Makhteshim Agan's insurance policies do not cover continuing environmental pollution, but only accidental incidents. Additionally, Makhteshim Agan may be subject to claims for damages to persons or property on account of exposure to dangerous materials.

         Development of the market for genetically modified organisms (GMO) as
         ---------------------------------------------------------------------
         an alternative to the market for Makhteshim Agan products - with sale
         ---------------------------------------------------------
         of GMO (using genetic engineering technology that provides alternatives to crop protection products by providing plants with biological input traits) continuing to grow, this may reduce the general, worldwide market for conventional crop protection products, as offered by Makhteshim Agan.

         Makhteshim Agan is exposed to harm resulting from very large-scale
         ------------------------------------------------------------------
         product liability claims - Makhteshim Agan's activity exposes it to
         ------------------------
         product liability risks. Makhteshim Agan holds insurance policies for third party liability and defective products with cumulative annual cover of up to USD 300 million. Should Makhteshim Agan ever loose a large-scale claim for product liability, it is possible that its insurance cover will not cover or fully cover the costs involved. Loss in such a claim and/or non-performance of the insurance cover or insufficient insurance cover is likely to cause a material, negative impact on Makhteshim Agan, its financial situation and its operating results. Further, the very existence of such a claim that gains publicity is likely to impact negatively on Makhteshim Agan's reputation and might lead to a reduction in demand for its products and therefore of revenues.

         The rates of future growth and profitability of Makhteshim Agan are dependent on its ability to identify and successfully penetrate new generic crop protection products - the process of new generic product development requires a lot of time and high costs. Makhteshim Agan's ability to successfully bring to market new generic products for crop protection will be harmed if the generic products currently in development do not meet the standards of the original products, or if the required governmental approvals are not received within a reasonable timeframe or are not received at all. Delays in bringing them to market or Makhteshim Agan's failure using these products to stand up to competition from existing products is likely to impact negatively on its revenues and profitability.

         Claims of infringement of intellectual property rights of third parties
         -----------------------------------------------------------------------
         - even though most of Makhteshim Agan's products are generic and accordingly are not subject to patent protection of third parties, the Company might be subject to a claim that its products infringe the intellectual property rights of third parties.

         Special risk factors
         ====================

         Interruptions to the supply of raw materials and/or interruptions to
         --------------------------------------------------------------------
         transportation services - Makhteshim Agan imports raw materials to its
         -----------------------
         production facilities in Israel and exports products to its subsidiaries abroad. Interruptions or delays in international transportation services for raw materials and its own products that Makhteshim Agan markets worldwide, for example on account of strikes or interruptions at Israeli ports or the security situation in Israel, are likely to impact negatively on the Company, its financial situation and operating results.

         Unsuccessful integration of future acquisitions to be made by
         -------------------------------------------------------------
         Makhteshim Agan - Makhteshim Agan acts to make acquisitions that will
         ---------------
         expand in an intelligent manner its product range and deepen its presence in certain markets. Over the last three years Makhteshim Agan has acquired several companies and some dozens of products. There are various risks involved in acquiring companies, businesses and products, such as lack of success in integrating the acquisitions according to Makhteshim Agan's business strategy, the possibility of loss of key customers or exposure to unexpected liabilities, as well as employees and key managers leaving after or close to the acquisition and failure to recruit replacement, skilled staff.

         Concentration of production in a limited number of factories - A
         ------------------------------------------------------------
         significant amount of Makhteshim Agan's manufacturing activity is concentrated at a limited number of locations. Damage caused by nature, enemy activity, a material operational failure or any other significant damage are likely to impact negatively and materially on the operations of the Company.

         Attribution of profits of Makhteshim Agan between manufacturing and
         -------------------------------------------------------------------
         trading units of the Company in various countries - the Company
         -------------------------------------------------
         develops, purchases, produces and markets products using many subsidiaries around the world. Over 90% of Makhteshim Agan's sales are carried out in international markets outside of Israel, and thus it operates through a large number of subsidiaries that are incorporated and managed outside Israel, dealing with trading and production, and are subject to the tax regimes of the countries in which they are located. Some of the subsidiaries were established by Makhteshim Agan and some were acquired over the years as part of its marketing efforts abroad and its transformation into a multinational company. Income before taxes on income are divided between many countries in the world at different tax rates. A significantly different allocation of profits might have a material impact on the fiscal aspects of Makhteshim Agan and its subsidiaries.

         Non-compliance with the terms of the "Approved Enterprise" status -
         -----------------------------------------------------------------
         some of Makhteshim Agan's plants have received benefits and/or grants under the Encouragement of Capital Investment Law. Non-compliance with the approvals issued would likely lead to cancellation of the benefits and an additional tax liability for past income.

         Non-compliance with the Chief Scientist's programs - The grants that
         --------------------------------------------------
         Makhteshim Agan received as part of the Chief Scientist's program limit its ability to manufacture and to transfer technology outside of Israel, and oblige it to comply with various conditions. Non-compliance by Makhteshim Agan with such conditions is likely to cause it to have to return the grants together with interest payments and fines, as well as making it liable for criminal prosecution.

         Bank of Israel limitations in respect of "Individual Borrower" and
         ------------------------------------------------------------------
         "Group of Borrowers" - Makhteshim Agan is considered part of a "Group
         --------------------
         of Borrowers" as a member of the IDB group. See further details in this regard in section 8 of this part.

         Below are Makhteshim Agan's evaluations of the types and degree of impact of the above risk factors on the Company.

========= ========================================= ================================================  ===========================
                                                                     Degree of impact
 Risk     ----------------------------------------- ------------------------------------------------  ---------------------------
Factors                Major Impact                                  Medium Impact                      Minor Impact
========= ========================================= ================================================  ===========================
Macro                                               o  Exposure to exchange rate changes              o  Exposure to changes in
factors                                             o  Lack of economic stability in emerging            interest rates
                                                       markets of South America, Central & Eastern
                                                       Europe and China
                                                    o  Exposure to linkage to the Consumer Price
                                                       Index and changes in the NIS exchange rate
--------- ----------------------------------------- ------------------------------------------------  ---------------------------
Sectoral  o  Makhteshim Agan is exposed to          o  Competition in the crop protection             o  Reduction in demand for
factors      damage as a result of large-scale         products market likely to lead to price           Makhteshim Agan's
             claims for product liability that         erosion                                           products for crop
             fall outside its existing insurance    o  Reduction in demand for Makhteshim Agan's         protection as a result
             cover                                     products due to decline in the economic           of reduced planting and
          o  Stringent regulations and standards       situation of farmers in emerging markets          seeding by farmers
             in the fields of environment, health      and a drop in agricultural product prices      o  Development of genetic-
             and safety, and worldwide and          o  Civil or criminal liability for                   ally modified organisms
             regional trends towards stringency        non-compliance with laws and regulations          (GMO) market as altern-
             in requirements in these fields and       covering the environment, health and safety       ative to Makhteshim
             the enforcement processes, in          o  Rate of future growth and profitability of        Agan's products market
             respect both of Makhteshim Agan's         Makhteshim Agan dependent on its ability to    o  Claims of infringement
             plants and products                       successfully identify and penetrate new           of third party intel-
                                                       generic products for crop protection              lectual property rights
========= ========================================= ================================================  ===========================
Special   o  Concentration of production in a       o  Interruptions to supply of raw materials       o  Non-compliance with
factors      limited number of plants                  and/or interruptions to transportation            "Approved Enterprise"
                                                       services                                          license
                                                    o  Allocation of Makhteshim Agan profits          o  Non-compliance with the
                                                       between trading and production units of the       terms of the Chief
                                                       Company in different countries                    Scientist's programs
                                                    o  Unsuccessful integration of future
                                                       acquisitions the Company will make
                                                    o  Limitations in respect of "individual
                                                       borrower" and "group of borrowers"
========= ========================================= ================================================  ===========================

         See also the description of general risk factors that apply to Koor and part of which apply to Makhteshim Agan, as applicable, in section 20 of this part.

10.      Telecommunication Equipment Business Segment

10.1 The following table provides details about ECI as at June 30, 2007. ECI is the only significant investee of Koor in the telecommunication equipment business segment.

         ============= ============== ===================== ================ ===================== =============== =============
                                         Investment in       Investment in
                                          investee as       investee out of                                             See
                                       recorded in Koor's     Koor's total      Contribution to                     additional
                                         books (in NIS        Shareholders'   Koor's net earnings    Investee's     details in
         Company name    Holding (%)        millions)           equity (%)     (in NIS millions)     operations       section
         ------------- -------------- --------------------- ---------------- --------------------- --------------- -------------
                                                                                                    Communication
                                                                                                    Equipment and
         ECI              27.8(11)            824                  32%                77            networks            10.2
         ============= ============== ===================== ================ ===================== =============== =============

         The following table provides data from ECI's financial statements (in accordance with US GAAP and in USD millions) as at June 30, 2007(12):

         ============== ================= =================== ====================== ==================== ======================
                         Revenues in the   Net profit (loss)                                                    Accounting
                         first half of     in the first half   Shareholders' Equity   Total assets as at    treatment in Koor's
          Company name        2007              of 2007        as at June 30, 2007      June 30, 2007      financial statements
         -------------- ----------------- ------------------- ---------------------- -------------------- ----------------------
               ECI             319                 43                  694                   921                 Investee
         ============== ================= =================== ====================== ==================== ======================

-----------------------

(11) For details about a merger transaction entered into by ECI in July 2007 for the sale of its entire share capital and Koor's undertaking to exercise the voting power of its shares in ECI for approval of the transaction, see section 10.2.3 to this part. Moreover, to the best of Koor's knowledge, at Report Date CII holds approximately 13% of the issued and outstanding share capital of ECI. Furthermore, to the best of Koor's knowledge, IDB Development and IDB Holdings, as well as other companies directly or indirectly held or controlled by IDB Holdings, hold additional small amounts of ECI shares, including through profit-sharing insurance accounts and/or provident funds and/or mutual funds.

(12) It should be pointed out that ECI prepares its financial statements in conformity with US generally accepted accounting principles, whereas the financial statements of Koor are prepared in conformity with Israeli generally accepted accounting principles. Accordingly, certain adjustments are necessary to present Koor's equity in ECI's results in Koor's financial statements. All financial data presented in this section 10 in respect of ECI is based on US GAAP.

10.2     ECI Telecom Ltd.

10.2.1 ECI is a public company incorporated in 1961 pursuant to the laws of the State of Israel. In 1982, ECI issued its shares to the public for trade on NASDAQ.

10.2.2 At Report Date, Koor holds approximately 28% of the issued and outstanding share capital of ECI, and CII holds approximately 13% of the issued and outstanding share capital of ECI. In 1998, Koor and CII signed a shareholders agreement to vote their respective ECI shares to the effect that the majority of the members of ECI's Board of Directors will be designated by Koor, as long as Koor's equity interest in ECI is not less than 15%, and 20% of the members of ECI's Board of Directors will be designated by CII as long as CII owns no less than a 5% equity interest in ECI.(13) Furthermore, the agreement includes a mechanism to preserve the ratio of holdings between the parties in the event of additional share offerings by ECI. At Report Date Koor has appointed two out of the ten members of the Board of Directors of ECI.

         In April 2007, ECI entered into a registration rights agreement with Koor and CII for a period of ten years in respect of all ECI shares held by them. Pursuant to the agreement, Koor and CII are entitled to request that ECI effect a registration in connection with the proposed public sale of ECI shares up to four times during the term of the agreement. Furthermore, if ECI proposes to register for public sale any of its ordinary shares, Koor and CII would be entitled to request, with no limitation in the number of demands, that ECI include some of their shares in such registration, pursuant to the terms stipulated in the agreement. The agreement supersedes a previous registration rights agreement between Koor and ECI that applied to approximately 7 million shares of ECI held by Koor.

10.2.3 In July 2007, ECI entered into a merger agreement pursuant to which ECI would be sold in full to a consortium of foreign investors including affiliates of the Swarth Group, an international, foreign investments entity controlled indirectly by Mr. Shaul Shani, and a number of foreign funds that appointed Ashmore Investments Management Limited, a leading investments fund specializing in emerging markets, as their investment manager (hereinafter, jointly, for the purposes of this section, the "Buyers"), in a transaction amounting to approximately USD
         1.2 billion (the "Merger"). As part of the merger, Epsilon 3 Ltd. ("Epsilon 3"), an Israeli company indirectly wholly-owned by Epsilon 1 Ltd. ("Epsilon 1"), an Israeli company controlled by the Buyers, will merge with ECI, which shall continue to exist as a private company indirectly wholly owned by Epsilon 1.

         Under the terms of the Merger, on the date of its closing, the Buyers shall pay USD 10 in cash (without interest), less any applicable withholding tax for each ECI share to all ECI shareholders. Upon completion of the merger and when it is implemented ("Merger Date"), ECI ordinary shares (excluding those that will be held by ECI itself, subsidiaries of ECI, Epsilon 1 and Epsilon 3) will automatically be converted to an entitlement to receive USD 10 in cash for each share; ECI share options, whether or not fully vested, that have not been exercised at the merger date shall be cancelled and shall have the right to receive a cash payment for each option, being the difference (if there is such) between USD 10 and the option exercise price (without interest), less any applicable withholding tax; the vesting period of restricted ECI shares shall be accelerated and holders shall be entitled to receive USD 10 for each such share (without interest), less any applicable withholding tax. It should be noted that most of the directors and officeholders of ECI hold options and/or restricted shares as stated; Epsilon 3 shares (which as stated shall be merged with ECI) shall be converted into ECI shares, and shall include the entire issued and outstanding share capital of ECI as it shall be following the merger.

----------------------

(13) The Koor-CII Agreement also provides that CII may acquire additional ECI shares, provided that such acquisition would not cause CII equity interest in ECI to exceed 15%, unless CII receives an approval from the Director General of the Antitrust Authority, whereby CII will be able to increase its equity interest in ECI up to 20% of its issued and outstanding share capital, provided the additional shares (5% of the issued and outstanding share capital) are sold within three months from the date the Director General so requests should circumstances change. Pursuant to a recent clarification by the Antitrust Authority, an increase in CII's equity interest in ECI is no longer subject to the approval of the Director General of the Antitrust Authority as aforementioned.

         There is no financing condition to the obligations of the buyers to consummate the Merger. ECI anticipates that the Merger will be consummated during autumn of 2007. Following its closing, ECI shares will no longer be traded on NASDAQ, and ECI will become a private company, as stated above.

         Koor, CII and a group led by Carmel Ventures, the owners of an aggregate of approximately 44% of ECI's outstanding shares, have entered into voting undertakings with the Buyers under which they have agreed to vote their shares in favor of the transaction. These undertakings will terminate if the Board of Directors of ECI changes its recommendation in favor of the Merger.

         As a result of the closing of the Merger agreement, if closed, Koor anticipates receiving an amount of approximately USD 330 million, registering a profit, on the Report Date, estimated at approximately NIS 569 million (based on the rate of exchange of the US dollar known at Report Date, and on ECI's financial statements for the second quarter of 2007).

         The closing of the Merger agreement is contingent upon several conditions, as stipulated in the agreement between the parties, including obtaining the approval of a General Meeting of ECI shareholders (with a majority of 75%)) and certain regulatory approvals. It should be pointed out that there is no certainty as to the closing of the Merger agreement.

10.2.4   Business Segments: ECI provides, itself and through its subsidiaries,
         -----------------
         network infrastructure solutions for carriers and service providers networks. ECI designs, develops, manufactures and markets these solutions for the range of services including voice, data, video and multimedia, and provides support for these solutions. ECI is also engaged in the deployment of advanced integrated networks. The variety of systems and products developed by ECI enable to create and manage broadband communication channels that increase capacity, performance and quality of communication and reduce network operators' operating expenses. ECI markets its products to wireline and wireless service providers around the world.

         In January 2007, ECI merged its Optical Networks Division with its Data Networking Division to form the Transport Networking Division. The focus of the new merged division is the integration of IP and data technology into the Company's core business to develop a range of next-generation solutions. Furthermore, the merged division will provide a response to the needs of telecommunication service providers interested in providing a range of new services as their networks, which are voice and data based, migrate into an IP-based data network, shortening time to market.

         Following the aforementioned merger of divisions in January 2007, ECI focuses on two main areas, each managed as a separate division:

         [A] Transport Networks - This division designs, develops, manufactures and markets optical networking equipment that provides telecommunications service providers with intelligent and flexible high-density, data-aware transport solutions for metro access, metro-core and regional networks, including support for these systems. The division also develops, manufactures, markets and sells IP edge routing products that enable communication service providers to offer voice, data and video services over IP.

         [B] Broadband Access - The Broadband Access Division designs, develops, manufactures and markets access products that enable telecommunication service providers to mass deploy broadband networks, thus increasing the capacity, speed and effectiveness of data transmission over existing networks.

         ECI also holds approximately 27.5% of the issued and outstanding share capital of Veraz Networks, Inc. ("Veraz") (approximately 23% on a fully diluted basis), which develops and markets advanced telephony solutions. In January 2007, ECI invested an amount of approximately USD
         3.3 million in Veraz in a private issue of Veraz shares. Following said investment, ECI held approximately 40% of the issued and outstanding share capital of Veraz. At the beginning of April 2007, Veraz completed its initial public offering on

         NASDAQ, raising an amount of USD 54 million (before underwriting discounts), from the sale of 6.75 million ordinary shares at USD 8 per share. ECI sold 2.25 million ordinary shares of Veraz for a total amount of USD 18 million (before underwriting discounts). Following the public offering, ECI's holdings in Veraz decreased to approximately 27.5%. Following the offering, ECI recorded (in accordance with US
         GAAP) an increase in deferred tax assets valuation in the amount of USD
         12.5 million recorded in the first quarter of 2007; capital gains amounting to approximately USD 15.5 million from the sale of 2.25 million Veraz shares by ECI, which was registered in the second quarter of 2007; furthermore, ECI expects to record (in accordance with US
         GAAP) in Q3 2007 capital gains amounting to approximately USD 12 million from the capital raised by Veraz in the public offering. Koor recorded its equity in ECI profits resulting from the Veraz offering (in accordance with Israeli GAAP) as follows: about USD 3.5 million in Q1 2007 and about USD 7.7 million in Q2 2007. It is noted that the profit recorded by Koor in Q2 includes Koor's equity in ECI's capital gains arising from the Veraz offering (about USD 12 million), which ECI is only expected, in accordance with US GAAP, to recognize in Q3 2007, as stated.

         Furthermore, ECI continues to maintain the remaining activities of its NGTS (Next-Generation Telephony Solutions) Division (following the transfer of the division's main activities to Veraz), which focuses on the supply of DCME (Digital Circuit Multiplication Equipment) systems for Veraz, the exclusive distributor of these systems worldwide.

10.2.5 Investments in ECI's share capital. In 2005 and 2006, ECI issued shares representing approximately 9% of its issued and outstanding share capital , and following the date of the balance sheet until the Report Date, ECI issued shares representing no more than 1% of its issued and outstanding share capital, in the framework of the stock benefit plan for ECI employees.

         In June 2006, ECI submitted a shelf prospectus to allow public offerings of up to 5,000,000 ordinary shares. In July 2006, ECI withdrew the shelf prospectus it had submitted without issuing any shares.

10.2.6 Dividends. In July 2006, ECI distributed to its shareholders dividends of approximately 2.9 million of ECtel shares (for additional details, see section 10.3[A] to this part), which constituted the remainder of ECI holdings in ECtel and approximately 15.9% of the issued and outstanding share capital of ECtel. Koor's portion in the distribution was approximately 815 thousand ECI shares. Following the aforementioned distribution, and together with Koor's holdings in ECI at the time of the distribution, Koor holds approximately 3.5 million shares of ECtel, which represent approximately 21% of its issued and outstanding share capital.

         In 2005 and 2006, ECI did not distribute dividends in cash. ECI received several investment approvals in "Approved Enterprise" pursuant to the provisions of the Law for the Encouragement of Capital Investments (see section 8 to this part). According to the method by which ECI opted to be taxed, if ECI distributes dividends from the income as an Approved Enterprise that is exempted from tax, the amount of the dividend will be subject to tax.

10.2.7 Financial information. The following table provides financial information about ECI's activities (in USD millions)(14).

         =============================== ======================================================================================
                                                                                        2006
         ------------------------------- --------------------------------------------------------------------------------------
              In USD millions              Transport Networking      Broadband Access                Other       Consolidated
         ------------------------------- ------------------------- --------------------- --------- ----------- ----------------
         Revenues                               397                       225                           34          656
         ------------------------------- ------------------------- --------------------- --------- ----------- ----------------
         Operating expenses                     377                       210                           50          637
         ------------------------------- ------------------------- --------------------- --------- ----------- ----------------
         Operating income                        20                        15                          (16)          19
         ------------------------------- ------------------------- --------------------- --------- ----------- ----------------
         Total assets at 31 December            366                        94                          125          896
         =============================== ========================= ===================== ========= =========== ================

         ============================== =======================================================================================
                                                                                        2005
         ------------------------------ ---------------------------------------------------------------------------------------
              In USD millions             Transport Networking      Broadband Access                Other       Consolidated
         ------------------------------ ------------------------- --------------------- --------- ----------- -----------------
         Revenue                                335                       262                           32          630
         ------------------------------ ------------------------- --------------------- --------- ----------- -----------------
         Operating expenses                     314                       238                           44          596
         ------------------------------ ------------------------- --------------------- --------- ----------- -----------------
         Operating income                        20                        24                           (4)          41
         ------------------------------ ------------------------- --------------------- --------- ----------- -----------------
         Total assets at 31 December            287                       112                          129          849
         ============================== ========================= ===================== ========= =========== =================

         ============================== =======================================================================================
                                                                                         2004
         ------------------------------ ---------------------------------------------------------------------------------------
              In USD millions             Transport Networking      Broadband Access                 Other       Consolidated
         ------------------------------ ------------------------- --------------------- --------- ------------ ----------------
         Income                                 254                       213                           30           497
         ------------------------------ ------------------------- --------------------- --------- ------------ ----------------
         Operating expenses                     251                       188                           40           480
         ------------------------------ ------------------------- --------------------- --------- ------------ ----------------
         Operating income                         3                        25                          (13)           14
         ============================== ========================= ===================== ========= ============ ================

         For financial information concerning ECI for the six months ended June 30, 2007 and details of developments in that period, see Note 2.6 to the ECI financial statements and section 2.1.2 of the Koor Directors' Report included in this report, respectively.

         ECI's 2006 revenues increased over 2005. This growth was due to the increase in revenues of the Transport Networking Division (due to the demand for cellular backhaul, especially in emerging markets), which was offset in part by the slowdown in ECI's revenues from its Broadband Access Division, due to the decline in sales to ECI's two main customers. In 2006, ECI's income decreased compared with 2006. This decrease was due to the increase in R&D expenses and registration of share based compensation pursuant to the new accounting standard, and also due to the inclusion of a one-time gain (in the amount of USD 6.5 million net) in the results of 2005.

         In 2005, ECI's revenues increased compared with 2004. The growth was due to an increase in ECI's revenues from its Transport Networking Division and Broadband Access Division. The increase in sales of broadband products was due to a quantitative increase, which was partially offset by the erosion of sale prices. In 2005, there was an increase in ECI's income compared with 2004, attributable to an increase in gross profit, which was partially offset by the increase in net R&D expenses and marketing and sales expenses.

10.2.8 General Environment and Effects of External Factors. ECI addresses five major communications segments: wireline telecommunications service providers; wireless telecommunications service providers; utility companies; cable/multiservice operators

---------------------

(14) The financial data in this section does not include a breakdown between the Optical Networking and Data Networks divisions, but only the figures for the Transport Networking Division that was created out of the merger of the two divisions (see section 10.2.4 to this part).The financial statements of ECI for the period ended March 31, 2007 present only information in respect of the Transport Networking Division and all comparative figures for prior periods will be reclassified accordingly.

         (MSOs); and government and defense agencies. Wireline services are provided by a variety of companies around the world and are divided into three main segments: long-haul networks, metropolitan (metro) networks, and local access networks. Transport services in long-haul and metro networks are provided mostly over fiber optics.

         Over the years, communications, wireless telephony and especially the Internet have experienced significant growth. The growth of Internet usage has stimulated bandwidth requirements in access, metro and core networks. Competition over which access technology is going to prevail in delivering voice, data and video to the home has risen. On the one side are the wireline and wireless telecommunications service providers, which control vast backbone networks, both metro and core, and have competitive access networks. On the other side are the cable companies, which want to use their newer cable infrastructure to deliver high-quality content, but are missing wireless access capabilities currently and have not yet invested significantly in optical access. The competition to attract and retain more subscribers will be determined based on the quality and pricing of the communication services. The competition between these service providers is intense, particularly in markets where cable services are prevalent.

         In addition to the increasing demand for bandwidth, the telecommunications market is currently characterized by the convergence of voice and data services leading to the evolution towards triple-play solutions (offering voice, video and data services). This creates the need for unified access platforms that provide more than one service and more enhanced network management capability. This increasing demand drives the need for platforms that can deliver more than one capability at a time.

         Starting in 2006, there are divergent trends in the markets targeted by ECI. The broadband access market is beginning to show that the number of subscribers being added per year is slowing, particularly in developed countries where broadband was first deployed. In addition, service providers are spending less capital per subscriber due to the maturity of the technology and price erosion as a result of competitive pricing behaviors. Finally, regulatory issues in some of the markets served by ECI are inhibiting the movement to new broadband technologies. On the other hand, in the optical transport market, globally, there is a key trend developing positively impacting spending on transport networks. The number of new network subscribers, specifically driven by new mobile users, is increasing the overall volume of users of transport-network-based services. This volume is driving demand for more capacity in the transport network.

         There is a current trend in the industry in which some service providers seek an overall telecommunication solution rather than to acquire separate products from heterogeneous equipment providers.

         One of the major drivers for growth in the telecommunication industry is the accelerating demand for broadband services by both residential and business customers. In many markets, they are driven by competition from cable operators and alternative telecommunications carriers, which are also beginning to offer voice services in addition to television and high-speed Internet. During 2006 and 2005, the market has seen the introduction of alternative access technologies. At the same time, in the optical networks market, wireless service providers are competing strongly with wireline service providers for voice service. With the advent of 3G (third generation) wireless networks, wireless service providers are also offering higher speed data and even video services. This increase in demand is causing many to evaluate the need for owning their own transport networks rather than leasing lines.

         Over the last several years, there has been a significant rise in demand for advanced broadband services, driving the need for broadband access products. This has also led to significant price declines, both in services offered as well as in the technologies enabling such services. Telecommunications service providers around the world have viewed DSL (Digital Subscriber Line) technologies as a means for boosting revenues while leveraging their existing investment in the copper infrastructure and have viewed fiber technology as a means to compete with the cable-based service providers.

         ECI estimates that its products in this category address to these needs by providing customers with an opportunity for increased revenues while emphasizing the low cost of ownership of its broadband access product line.

10.2.9 Transport Networks. As part of its operations in this field, ECI provides two main solutions: optical networking and routing systems.

         Optical Networking Systems - These are intelligent, flexible and high-capacity solutions for metro and regional optical communication networks. The solutions enable the transmission of voice and data between end users and the optical backbone (the network that connects the access network, to which subscribers are connected, to the core network), enabling communication providers to offer their customers more effective services. These solutions are used by wireline and wireless service providers, utilities service providers, cable operators, and defense and government agencies.

         As part of ECI's strategy to expand and diversify its global development resources and augment its product line, in April 2005, ECI acquired the optical activities and technology of Eastern Communications Co. Inc. This acquisition broadened ECI's current MSPP (MultiService Provisioning Platform) product line, by adding a compact, affordable optical access product. The acquired operations were merged with Hangzhou ECI Telecommunications Co. Ltd. ("HETC"), ECI's subsidiary in China, increasing ECI's interest in HETC to 72.4% of its issued and outstanding share capital. In February 2007, ECI completed the purchase of the remaining 27.6% minority interest in HETC and now holds a 100% interest in HETC.

         ECI also provides bandwidth-management solutions that enable end-to-end bandwidth management of communications networks.

         Furthermore, ECI sells routing equipment that enables communication carriers and service providers to deliver data, voice and video services over IP.

         Products - The main product line developed and marketed by ECI is its
         --------
         optical networking solution, first introduced by its Optical Networks Division. The solution consists of several products that enable the transmission of voice and data between end users and the optical network backbone in an environment of multiple technologies. These products can increase the capacity of the network tenfold while significantly saving deployment costs. The products are used in metro access and cellular networks, maximizing their operation in different configurations and applications.

         Customers - ECI's customers in this area are varied. Customers for
         ---------
         optical systems include wireline and wireless service providers, utilities service providers, cable and MSOs, and government and defense agencies. In May 2007, the products of the Transport Networking Division are supplied to over 200 customers around the world. The majority of the division's customers are in emerging markets, such as south and Southeast Asia and the republics of the former Soviet Union.

         Competition - The Transport Networking Division operates in a highly
         -----------
         competitive market, primarily with large vendors such as Alcatel-Lucent, Nortel and Huawei, as well as, to a lesser extent, with vendors such as Ericsson (which now incorporates Marconi and Redback Networks), Nokia-Siemens and Tellabs.

         Based on statistical data published in a survey conducted by Dell'Oro Group(15), ECI's market share in the third quarter of 2006 in the WDM (Wavelength Division Multiplexing) metro segment was 11.61% in EMEA (Europe, Middle East and Africa) and 6.9% in APAC (Asia Pacific).

         Research and Development - Research and development in this division is
         ------------------------
         dedicated, among other things, to the development of a new next-generation platform for IP-based services.

-----------------------

(15) To the best knowledge of Koor, the Dell'Oro Group is a company engaged in market surveys that specializes in the analysis of competition in the telecommunication networking arena.

10.2.10 Broadband Access. ECI's Broadband Access Division develops, manufactures, markets and sells innovative access products that enable telecommunications service providers to mass deploy broadband networks and offer a variety of advanced services. Its solutions enable telecommunications service providers to enhance their existing local-loop usage performance and efficiency, increase line capacity, and facilitate advanced services on existing infrastructure.

         Products - ECI's broadband access products include solutions that
         --------
         address the use of copper telephone wire and fiber, and narrowband access products that can be used to increase the capacity and improve the performance of standard telephone lines.

         The division's main product consists of a mechanism that provides broadband services to subscribers of communication providers and supports a technology based on both copper and fiber. This mechanism enables to take maximum advantage of the network's capacity.

         Customers - The customers of ECI's Broadband Access Division are
         ---------
         principally wireline service providers in Israel and around the world. In 2006, 90% of the division's sales were in Europe and the two major customers, Deutsche Telekom AG and France Telecom, together accounted for approximately 74% of the division's revenues, individually accounting for 25% of ECI's total revenues in 2006 (12% and 13% respectively).

         Competition - ECI's main competitors in the Broadband Access Division
         -----------
         are multiproduct vendors, such as Alcatel-Lucent, Nokia-Siemens and Huawei, as well as, to a lesser extent, Ericsson, UTStarcom and ZTE, and from single-product companies, such as Calix and Zhone. In the narrowband access market, ECI's competitors include Alcatel-Lucent, Ericsson and Nokia-Siemens.

         Based on statistical data published in a survey conducted by the Dell'Oro Group(16) in 2005 and in the first quarter of 2006, ECI's market share in the DSL equipment market was approximately 6% and 6.3% respectively. In EMEA, ECI's market share in that market was approximately 9% and 12.1% respectively, and in APAC ECI's market share was approximately 5% and 2.3% respectively. The decrease in ECI's market share in APAC from 2005 until the first quarter of 2006 is due to the completion of a one-time sale in 2005 to that region.

         Research and Development - ECI's Broadband Access Division focuses its
         ------------------------
         research and development efforts on developing a product that enables transmission of larger capacities over existing infrastructures, thus enabling ECI's customers to augment their services and applications, especially voice and video.

10.2.11 Marketing. ECI's products are sold primarily by its global sales force located in its offices around the world. However, in some markets, sales are also handled by local agents and resellers.

         Furthermore, ECI employs skilled presales teams that help customers implement the equipment in their networks, and provide post-sale technical and logistical support.

         ECI's marketing efforts include, among other things, building market awareness and acceptance of the ECI brand and products; demonstrating product features that fulfill customers' needs; promoting and supporting partnerships and joint ventures; utilizing trade shows, technical conferences, standards forums and customer events to promote ECI and its value propositions; preparing and developing sales tools and programs to ensure sales-force readiness and demand creation; conducting market and competitive research; and executing new product launches and market entry strategies.

         ECI has signed several agreements with industry-leading telecommunication equipment vendors for the joint delivery of combined solutions, as will likely be required from time to time by various potential customers.

----------------------

(16) See previous footnote.

         ECI has several subsidiaries around the world, mainly engaged in sales, marketing and support of the company's products.

         ECI's increase in sales in 2006 reached 4%, whereas the average increase in the communications equipment sector was 7%. ECI anticipates that its revenues in 2007 will increase by 4% to 8% compared with 2006, and net income is expected to grow faster than revenues. This estimate in respect of the rate of increase in revenues and net income compared with the increase in revenues constitutes a forward-looking information pursuant to the provisions of the Securities Law. The aforementioned is based on ECI's estimate in respect of the market where it operates. This estimate may not materialize, in whole or in part, or may materialize in a significantly different manner than expected. The main factors that may affect this estimate are the market where ECI operates; the acquisition of ECI's products by its customers; other products manufactured by ECI's competitors that penetrate the market; ECI's ability to fill market demand and supply its products; and the materialization of any of the risk factors indicated in section 10.2.24 to this part. For details of ECI's operating results for the six months ended June 30, 2007, see Note 2.6 to ECI's financial statements and section 2.1.2 of Koor's Directors' Report included in this report.

10.2.12 Fixed Assets and Facilities. ECI conducts most of its research, development, engineering, management and administrative activities at ECI's main facilities in Petach Tikva, as well as in India, China and the United States. ECI's in-house manufacturing takes place primarily in Israel, at facilities situated in Ofakim and Kirat Shmona, as well as in China. Some of its manufacturing is carried out by subcontractors.

10.2.13 Research and Development. In order to face the changing needs of the markets where it operates, ECI invests in research and development in an effort to improve its existing products, adapt them to the needs of its customers, and develop new technologies and products. At December 31, 2006, ECI had approximately 840 employees engaged mainly in research and development. In 2006, ECI's research and development expenses (not including the grant by the Chief Scientist) amounted to approximately USD 108.5 million, which represented approximately 16.5% of ECI's revenues that year.

         ECI expanded its research and development activities to countries like India and China, where costs are lower but which have access to skilled manpower.

         ECI receives grants (subject to the payment of royalties) in the framework of the research and development program approved by the Chief Scientist.

         For additional details about the Chief Scientist, see section 8 to this part. See also Risk Factors under the caption "Reduction of Grants" in section 10.2.24 to this part.

         As at 31 December 2006, the balance of ECI's liabilities for future payments to the Chief Scientist amounted to approximately USD 160 million (fund plus interest in the amount of approximately USD 35 million).

10.2.14 Intangible Assets. ECI's success depends to a significant degree upon the preservation and protection of its products and manufacturing process designs and other proprietary technology. To protect its proprietary technology, ECI generally limits access to its technology, treats portions of its technology as trade secrets and obtains confidentiality or nondisclosure agreements from persons with access to its technology. ECI's full-time employees are generally required to sign standard confidentiality agreements.

         In May 2007, ECI has approximately 285 granted patents and approximately 210 patent applications pending. Moreover, ECI has filed trademark applications in various jurisdictions in connection with the registration of over 50 different trade names and other marks. Approximately 230 of these applications have proceeded to registration and are current, and there are approximately 35 applications pending.

10.2.15 Human Capital. At December 31, 2005 and 2006, ECI had a headcount of 3,050 and 3,030 employees, respectively.

         The following is a list of ECI employees as at 31 December, 2005 and 2006, and June 30, 2007.

         ======================================== ================== =================== =====================
                                                           2006               2005           June 30, 2007*
         ---------------------------------------- ------------------ ------------------- ---------------------
         Optical Networks Division employees      Approx. 1,100      Approx. 1,050                800
         ---------------------------------------- ------------------ ------------------- ---------------------
         Broadband Access Division employees      Approx. 560        Approx. 580                  410
         ---------------------------------------- ------------------ ------------------- ---------------------
         Data Networking Division employees       Approx. 190        Approx. 150                  -**
         ---------------------------------------- ------------------ ------------------- ---------------------
         Others                                   Approx. 1,170      Approx. 1,260               1,820
         ======================================== ================== =================== =====================

             * In 2007, ECI classifies and presents human capital data differently than in previous years, such that employees of sales offices that were in the past included in the divisions are now included under "Others".

             ** The Data Networks Division merged in January 2007 with the
                Optical Networks Division (see section 10.2.4 of this part).

         ECI has employment agreements with most of its employees based in Israel, signed between the Workers' Union and the Manufacturers Association, in particular in respect of cost of living increases, recreation pay, and other terms of employment.

         Employees of ECI and its subsidiaries are included in a compensation plan whereby some of them receive options for the purchase of ECI shares and restricted shares, which can be exercised over a period of several years (vesting) (also see section 10.2.3 of this part).

         ECI decided to provide its office holders with Letters of Indemnification that undertake to indemnify them pursuant to the conditions of said letters, provided the indemnity does not exceed USD 30 million per office holder, per case, and not more than USD 225 million in the aggregate for all persons to be indemnified.

10.2.16 Suppliers. ECI's main suppliers are suppliers of electronic components, printed circuit boards and components assemblies.

         ECI depends upon a limited number of suppliers of raw materials and electronic components, and in some cases there is only a single source for the supply or assembly of some of ECI's key components for its products. ECI takes the necessary steps to minimize the effects of this dependency. See also section 10.2.24 to this part under the caption:
         "Reliance on Suppliers".

         Orders from suppliers are made based on ECI's estimate in respect of the schedule and makeup of its expected sales.

10.2.17 Financing. In September 2005, ECI signed credit agreements for off-balance-sheet transactions (such as guarantees and hedge transactions). Pursuant to the provisions of these agreements, ECI undertook a "negative pledge" obligation on some of its assets (this "negative pledge" does not include cash, cash equivalents, short-term investments and long-term securities and deposits), and also undertook to maintain certain financial obligations in respect of its tangible equity (as indicated in the agreements).

10.2.18 Taxation. Pursuant to the provisions of the Law for the Encouragement of Industries (Taxes) 5729-1969, ECI is entitled to benefits in its capacity of industrial company pursuant to the provisions of said law.

         Furthermore, ECI is entitled to tax benefits by virtue of the law of Capital Investments, which grants ECI reduced tax rates on its revenues in forthcoming years (see section 8 to this part).

         At December 31, 2006, ECI had accumulated loss carryforward for tax purposes (operating loss amounting to approximately USD 700 million and capital loss in the amount of approximately USD 160 million). Thus, the tax benefits ECI is entitled to will be effective only pertaining ECI's future taxable income, after offsetting this loss for tax purposes

         All of ECI's foreign subsidiaries are subject to income tax in their respective locations.

         ECI has final tax assessments in Israel up to and including fiscal year 2001.

         Amendment 132 to the Income Tax Ordinance [New Version] (the "Amendment" and the "Ordinance" respectively) of 2003 changed the international taxation method in Israel. The amendment expanded the basis of personal tax in Israel for Israeli residents (including ECI), such that a resident in Israel must pay taxes in Israel on its income, even if it was generated outside of Israel.

         The amendment determines a taxation on a conceptual income from a foreign company controlled by an Israeli resident (Controlled Foreign Company, or CFC), in respect of passive income (including dividends, interest, capital gain and rental fees) accrued in it. The aforementioned amendment attributes this income, which has not been distributed, as conceptual dividend to which an Israeli resident is entitled, provided the Israeli resident is not a controlling shareholder (10%) in the controlled foreign company.

         Furthermore, the amendment refers to transfer prices between parties to an international transaction and, in respect thereof, the amendment determines, among others, reporting requirements of an international transaction that establishes special relationships pursuant to which less revenues were generated than would have been generated had the transaction been carried out between parties that have no special relationship between them.(17)

         Furthermore, the amendment(18) changed the provisions of Section 102 to the Ordinance in respect of taxation of options and shares distributed to employees at 1 January 2003. Among other things, it determines that profits from options to employees allocated by a company that chose the capital gains track, pursuant to the definition in Section 102 to the Ordinance will be taxed at a reduced tax rate of 25%, provided they are deposited with a trustee so selected for a minimum period of time determined in said provision.

10.2.19 Restrictions and supervision of ECI activities. In 2005, a European Union (EU) directive went into effect, requiring that all new electrical and electronic equipment placed for sale in the EU be appropriately labeled regarding waste disposal, and containing other obligations regarding the collection and recycling of waste electrical and electronic equipment. In July 2006, a further directive issued by the EU went into effect on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment. Other countries in which ECI has significant sales, most notably China, have introduced similar regulations and ECI anticipates that additional countries will also do so.

10.2.20  Material Agreements.
         -------------------

         For details about the July 2007 agreement to sell ECI's shares, see section 10.2.3 to this part.

10.2.21  Legal Proceedings
         -----------------

         [A] For details about a motion to certify a suit as a class action filed in September 2004, among others against Tadiran Communications, a former Koor subsidiary that merged with ECI, see Note 1.4 to the Financial Statements.

         [B] In January 2005, ECI was served in connection with a purported class action complaint filed in the Federal District Court for the District of Maryland against ECtel, certain officers and directors of ECtel (who served in such positions in the years 2001 to 2003) and against ECI. The complaint alleges violation of US Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants in connection with disclosure of ECtel's financial results between April 2001 and

-----------------------

(17) Pursuant to the applicability of the amendment, its provisions are applicable as at 29 November 2006, the date on which the Income Tax Ordinance (Market Conditions) 5756-2006 entered into effect.

(18) The provisions of Section 102 of the Ordinance have also been implemented in Amendment 147 to the Ordinance, in which the definition of the term "end of period" as determined in this section was modified.

                April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its then subsidiary. In July 2006, the court granted ECtel's and ECI's motions to dismiss the securities class action lawsuit. In August 2006, the plaintiff filed a motion for reconsideration alleging new evidence against ECtel. This motion was dismissed by the court in March 2007. The plaintiff filed an appeal against the in limine dismissal of the class suit by the court. At the Report Date, no hearings on the appeal have taken place.

         [C] ECI and its subsidiaries have several claims pending from various companies in respect of infringement of patents owned by others in the course of its normal business. ECI anticipates, based mainly on the opinion of its legal counsel, that the results of said litigation will not significantly affect (if at all) ECI's financial strength and its operating results, and ECI has made sufficient provisions in its financial statements for the possible results of said litigations.

10.2.22 Business Objectives and Strategy. ECI intends to provide a response to the needs of customers for a global telecommunication solution, which includes and integrates products from its divisions. If the market trends continue towards end-to-end telecommunication solutions and said trends are in line with ECI's business goals, ECI anticipates that an opportunity exists for it to become a provider of solutions and services, not only products, which provides its customers with global and customized solutions.

10.2.23 Geographical Distribution of Revenues. The following is the breakdown of ECI's revenues by geographical distribution (in USD millions):

         ============================= ============= ============ ===========
                                           2006          2005         2004
         ----------------------------- ------------- ------------ -----------
         North America                      26            18           22
         ----------------------------- ------------- ------------ -----------
         Europe                            335           384          291
         ----------------------------- ------------- ------------ -----------
         Asia Pacific and Australia        194           133           99
         ----------------------------- ------------- ------------ -----------
         Israel                             67            84           69
         ----------------------------- ------------- ------------ -----------
         Others                             34            11           15
         ----------------------------- ------------- ------------ -----------
         Total                             656           630          496
         ============================= ============= ============ ===========

10.2.24  Discussion of Risk Factors.
         --------------------------

         [A]    Risks Relating to ECI's Business and Industry
                =============================================

                Growth in the optical networks market - The market for optical
                -------------------------------------
                networks products has expanded in recent years, driven in particular by the increase in demand for mobile infrastructure solutions. This demand is fueled by the significant increase in the number of cellular subscribers in emerging markets such as Russia, Ukraine, India and the Philippines. In the more developed countries, this demand is primarily attributable to the build-up of 3G networks. Should this demand subside, ECI's business and results of operations may be materially adversely affected (sectoral).

                Reliance on customers - Historically, a substantial portion of
                ---------------------
                the revenues of ECI's Broadband Access Division has come from large purchases by a small number of customers. The division's two major customers, Deutsche Telekom AG and France Telecom, together accounted for approximately 74% of the division's revenues in 2006. It is expected the division will continue to depend on sales to a relatively small number of large customers. However, ECI does not have long-term commitments from these customers to purchase specific quantities of products. Also, from time to time, these large customers consider introducing other vendors of broadband equipment that compete with ECI. If this division loses one or more of its existing large customers, or should there be a significant reduction in orders from such customers, ECI's results of operations could be adversely affected (special).

                Manufacture of products based on forecasts - Due to competition
                ------------------------------------------
                and market conditions, ECI's customers and potential customers frequently require delivery of its products within a relatively short time frame, and an increasing proportion of ECI's sales are for delivery during the same quarter in which the customers place their order. It is the nature of ECI's products that it is not possible to maintain a large inventory of all potential components and, in any event, such an inventory would adversely affect ECI's financial condition. Accordingly, instead of manufacturing such products pursuant to customers' orders, ECI estimates the timing and product mix of anticipated sales and manufactures (by itself or outsourcing to others) pursuant to such forecasts. If ECI is unable to agree upon delivery within a required time frame, this could result in its losing significant sales contracts. Furthermore, if ECI's forecasts are not accurate, there may be delays in the delivery of its products, which could expose it to penalties, strain its relationship with its customers and, as a consequence, lose future sales to such customers. Alternatively, based on inaccurate forecasts, ECI may manufacture in excess of actual requirements (which would lead to inventory obsolescence). Any, or a combination of these scenarios could materially adversely affect ECI's financial condition and results of operation (special).

                Competition - The telecommunications market is very competitive,
                -----------
                and ECI faces competition of large companies. Competition may increase in the future, especially in light of a number of mergers that have recently taken place in the industry, creating potential competitors. ECI's current competitors include, primarily, Alcatel-Lucent (recently merged), Ericsson (which has acquired both Marconi and Redback Networks), Nokia-Siemens (recently merged), as well as Huawei, Nortel and Tellabs. All these competitors are larger than ECI and may have greater name recognition, broader product lines, larger customer bases, and more extensive relationship with customers. Accordingly, they may be better able to address an increasing trend in the industry in which service providers seek an overall telecommunication solution rather than to acquire separate products from heterogeneous equipment providers. They may also have greater financial, technical, research and development, manufacturing, marketing, sales, distribution and other resources than those currently available to ECI. The effects of increased competition could have a material adverse effect on ECI's business, its financial condition and operating results, and may result in loss of market share (sectoral).

                Price pressure - ECI faces significant price pressure,
                --------------
                particularly from Chinese competitors. ECI operates in a very competitive market. In some of the countries in which it sells its products, for example, those in South or Southeast Asia, the market is particularly price sensitive. ECI faces competition and intense price pressure from low-cost vendors in these markets in Asia as well as in other markets, most notably those from China, like Huawei, which offer low prices. Increased price pressure may result in lower sales and/or lower gross margins and other adverse factors, and could have a material adverse effect on ECI's business, financial condition and operating results (sectoral).

                Revenues of the Broadband Access Division - Recovery in the
                -----------------------------------------
                revenues of ECI's Broadband Access Division in 2007, from the relatively low level they reached in the latter part of 2006, depends upon a number of factors. These include the transition to new broadband technologies and the pace of their adoption by ECI's customers, increased purchases by the division's two major customers, sales to new customers in emerging markets as well as possible sales to new European customers, and the success of a new strategic distribution partnership entered into with a major communications equipment manufacturer. Should any of these fail to materialize on a timely basis, or at all, ECI's business and results of operations may be materially adversely affected (special).

                Development of a new technology by the Transport Networking
                -----------------------------------------------------------
                Division - ECI's Transport Networking Division, the successor to
                --------
                ECI's former Optical Networks and Data Networking divisions, is in the process of developing a new platform intended to become the underlying IP platform for the next-generation of the division's products and solutions. Should ECI fail to develop or successfully introduce the new platform, this could delay the introduction of vital new products, which could harm ECI's business and materially adversely affect its results of operations (special).

                Fluctuations in exchange rates - A significant portion of ECI's
                ------------------------------
                expenses, principally salaries and related personnel expenses, is paid in NIS, whereas most of ECI's revenues are generated in dollars and Euro. ECI has recently witnessed a significant strengthening of the NIS against the dollar, which has considerably increased the dollar value of its expenses in Israel. Should the NIS continue to maintain or gain in strength against the dollar, the dollar value of these expenses will continue to be high, and ECI's results of operations will be adversely affected. Furthermore, a portion of ECI's international sales is denominated in currencies other than dollars, thereby exposing ECI to gains and losses on non-US currency transactions. Accordingly, devaluation in the local currencies of ECI's customers relative to the dollar could cause customers to decrease or cancel orders or default on payment, which could harm ECI's results of operations. ECI attempts to limit the impact of currency fluctuations by entering into hedging transactions. However, hedging transactions may not prevent exchange-related losses. Therefore, ECI's business and profitability may be harmed by exchange-rate fluctuations (macro).

                Market conditions for telecommunications equipment - The market
                --------------------------------------------------
                for telecommunications equipment is characterized by rapid technological change, frequent new product introductions and enhancements, changes in customer requirements, and evolving industry standards, for example, the transition to IP technologies. ECI's future performance depends on its successful development and introduction of new and enhanced products that address customer requirements cost effectively. Such new or enhanced products are frequently material to the achievement of ECI's annual sales plans. ECI faces the following risks, among others, in connection with new product offerings: ECI may be unsuccessful in completing the development or introduction of these new products or product enhancements on a timely basis or at all; ECI's cost estimates with regard to the manufacture of such products may turn out to be inaccurate; ECI may not have accurately forecasted the product features required by its customers; or ECI may develop products that have errors or defects. In the event of any or a combination of these scenarios, ECI's business and financial condition could be materially adversely affected (sectoral).

                Effects of mergers and acquisitions - ECI may invest in or
                -----------------------------------
                acquire other businesses, technologies or assets, enter into joint ventures, or enter into other strategic relationships with third parties. There is no certainty that any future acquisition or merger will be successful. If the operation of the business of any future acquisitions or mergers disrupts ECI's operations, its business may suffer. In addition, even if ECI successfully integrates the acquired business with its own, it may not receive the intended benefits of the acquisition (special).

                European Union Directives - In 2003, the European Union approved
                -------------------------
                a directive on Waste Electrical and Electronic Equipment. ECI estimates that it complies with said directives and takes all requisite steps to ensure continued compliance. In July 2006, a further directive issued by the EU entered into effect, the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment. ECI has made every reasonable effort in order to ensure that all its products sold in the EU since July 2006 comply with the directive, without otherwise adversely affecting the quality and functionalities of such products. The countries of the EU form the largest single market for ECI's products, accounting in 2006 for approximately 38% of its revenues. Other countries in which ECI has significant sales, most notably China, have introduced similar regulations, and ECI anticipates that additional countries will also do so. If ECI's products fail to comply with the aforementioned directives by the EU and other countries, ECI could be subject to heavy penalties and other sanctions that could have a material adverse effect on its results of operations and financial condition (sectoral).

                Distribution of research and development activities - ECI
                ---------------------------------------------------
                carries out its research and development in four countries:
                China, India, the United States, and Israel. If ECI fails to properly coordinate and manage its research and development activities, its results of operations could be materially adversely affected (special).

                Sales in emerging markets - A significant part of ECI's revenues
                -------------------------
                derives from sales in emerging markets, in particular the former republics of the Soviet Union, countries in South and Southeast Asia, and Latin America. Accordingly, ECI is significantly dependent upon such sales. A number of these countries have only recently adopted a relatively free market economy and, in many instances, they have a business environment very different from that of western countries. ECI faces the following risks from its international operations, several of which are more significant in the emerging markets than in other countries: longer sales and payment cycles; greater difficulties in collecting accounts receivable; standardization and changes in regulatory requirements that ECI's products may not comply with; difficulties in protecting intellectual property; economic or political instability and more. If ECI fails to overcome these challenges, in particular those relating to emerging markets, ECI's business and results of operations will be materially adversely affected (special).

                Payment terms in emerging markets - In order to effect sales in
                ---------------------------------
                some of the emerging markets in which ECI does business, in particular former republics of the Soviet Union, ECI is sometimes obliged to provide customers or resellers with extended payment terms, frequently with less secure credit terms. This increases ECI's exposure to the risk of bad debts, which could materially adversely affect its results of operations (special).

                Amortization of goodwill and intangible assets - In 2006, ECI
                ----------------------------------------------
                made several acquisitions, allocating a substantial amount to goodwill and other intangible assets (especially technology). Should it be disclosed that it would be necessary to write-off part of the amount allocated to goodwill and intangible assets, this could materially adversely affect ECI's results of operations (special).

                Intellectual property protection - ECI relies on a combination
                --------------------------------
                of patent, copyright, trademark and trade secret laws, nondisclosure, licenses and other contractual agreements and technical measures to protect its intellectual property rights. Third parties may challenge ECI's patents, and there is no assurance that these measures will protect ECI's intellectual property. Additionally, ECI's products are sold in foreign countries that provide less protection of intellectual property than that afforded by US and Israeli laws. Furthermore, part of its research and development activities takes place in countries where the business environment is less sensitive to the preservation of intellectual property rights, and ECI may face greater exposure to the theft or unauthorized use of its intellectual property and to its inability to adequately protect its intellectual property rights. Competitors or potential competitors may also attempt to copy or reverse engineer aspects of ECI's product lines or to obtain and use information that is regarded as ECI proprietary. If ECI is unable to maintain the security of its proprietary technology, this could have a material adverse effect on ECI's business (special).

                Infringement of third-party rights - Many players in the
                ----------------------------------
                telecommunications industry have an increasing number of patents and patent applications. These participants have frequently demonstrated a readiness to pursue litigation based on allegations of patent or other intellectual property infringement. Consequently, from time to time, ECI faces claims for infringement of the intellectual property rights of third parties. Furthermore, as ECI expands its research and development activities in emerging markets, its exposure to such claims may increase as the business environment and workforce in these countries may be less sensitive to the preservation of proprietary rights, and ECI may unintentionaly infringe a third party's rights. This may harm ECI's ability to sell and develop its products and cause ECI to incur additional expenses to acquire licenses and substantial costs to defend such claims. A successful claim of infringement against ECI or ECI's failure or inability to develop noninfringing technology or license the infringed technology, on acceptable terms and on a timely basis, if at all, could harm ECI's business, results of operations and financial condition (special).

                Reliance on suppliers - ECI depends upon a limited number of
                ---------------------
                suppliers or subcontractors, and in some cases there is only a single source for the supply or assembly of some of ECI's key components. ECI's revenues and income may be significantly harmed if any of these suppliers or subcontractors are unable to or refuse to continue to supply or assemble these components or if they fail to meet ECI's production requirements in a timely manner. If there is an increase in demand for ECI's products, its suppliers may be unable to provide ECI with the components needed to meet that increased demand. Any interruption in the availability of these components would cause delays in the manufacturing and delivery of ECI's products. The delays and the costs associated with developing alternative sources of supply or assembly could have a material adverse effect on ECI's business, financial condition and results of operations (special).

                Product defects - ECI's develops complex and evolving products.
                ---------------
                Despite product testing, defects may be found in existing or new products. This could result in, among other things, a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. ECI could also be subject to material claims by customers. If any of ECI's products is found defective or if any product liability claims, regardless of their merits, are brought against ECI, it could face substantial costs and its reputation and the demand for its products could be adversely affected (special).

                Influence of the largest shareholders - ECI's largest
                -------------------------------------
                shareholders are Koor and CII, which own approximately 28% and 13% of ECI's issued and outstanding share capital respectively. Koor and CII are companies in the IDB Group and controlled by IDB Holdings. Furthermore, Koor and CII are parties to a shareholders agreement relating to, among other things, the election of directors. Accordingly, IDB Group companies have significant influence over all matters requiring shareholder approval. This concentration of ownership may also adversely affect ECI's share price. In addition, the market price of ECI's shares may be adversely affected by events relating to companies in the IDB Group that are unrelated to ECI (special). See also section 10.2.3 to this part.

                Problems due to human error - ECI's servers and equipment and
                ---------------------------
                those of its major customers, like those of all businesses, are vulnerable to computer viruses, hacking, and similar disruptions from unauthorized tampering with computer systems. Any such event could have a material adverse effect on ECI's business, operating results, and financial condition. In addition, the continued worldwide threat of terrorism and heightened security in response to this threat, or any future acts of terrorism, may cause further disruptions (such as delays or cancellations of customer orders or shipment of ECI's products), and create further uncertainties, or otherwise materially harm ECI's business, operating results and financial condition (sectoral).

         [B]    Risks Relating to ECI's Location in Israel
                ==========================================

                Political, economic and security situation in Israel - ECI's
                ----------------------------------------------------
                corporate headquarters and principal offices, and most of its research and development, engineering and manufacturing operations are located in Israel. Any armed conflicts or economic or political instability in the Middle East region could negatively affect local business conditions and could harm ECI's results of operations. Furthermore, several countries restrict doing business with Israel and Israeli companies. These restrictive laws and policies may harm its operating results, financial condition or the expansion of ECI's business.ECI's operating results and financial condition could also be adversely impacted by industrial actions in Israel. For example, a strike or work stoppage affecting Israel's ports could severely impede its ability to export its products to the majority of its customers, which are outside Israel.

                Reduction of grants - ECI receives grants from the government of
                -------------------
                Israel (through the Office of the Chief Scientist), which may be reduced or eliminated due to government budget cuts. Furthermore, the cost of such grants for ECI may become more expensive. These grants limit ECI's ability to manufacture products and transfer know-how outside of Israel and require ECI to satisfy specific conditions. The Ministry of Justice is in the process of formulating a proposed amendment to the regulations to the Research and Development Law. The amendment is expected to include changes to the royalty rates, which are likely to vary from company to company based upon certain criteria, and is expected to increase the royalty rates and the rates of interest repayable by ECI in connection with such grants. If ECI is unable to receive future grants from the Office of the Chief Scientist on substantially the same terms as it currently receives these grants, ECI's business and financial condition could be materially adversely affected. If ECI encounters difficulties in obtaining the approval of the Office of the Chief Scientist for the transfer of manufacturing rights out of Israel, this could have a material adverse effect on strategic alliances or other transactions that ECI may enter into in the future that provide for such a transfer (sectoral).

                Non-enforceable non-competition agreements - ECI's
                ------------------------------------------
                non-competition agreements with its employees may not be enforceable. If ECI is unable to enforce any of these agreements, its competitors may employ its former employees and benefit from the expertise these employees gained while working for ECI. ECI does not have non-competition agreements with many of its employees outside of Israel (special).

                Enforcement of foreign judgments - It may be difficult to
                --------------------------------
                enforce a US judgment against ECI and its officers, to assert US securities laws claims in Israel, and to serve process on substantially most of ECI's officers (special).

         [C]    Risks Relating to the Market for ECI's Shares
                =============================================

                Legal proceedings - ECI has been named as a defendant in
                -----------------
                connection with two purported or potential securities litigation class action lawsuits. An unfavorable resolution of these lawsuits or any future lawsuits, to the extent that ECI may not be covered by insurance, could materially adversely affect its results of operations and financial condition (special).

                Actual revenues from major contracts - From time to time, ECI
                ------------------------------------
                announces the signing of significant agreements for the sale of products or in connection with a strategic business relationship. These agreements may fail to result in the anticipated sales or the actual revenue from such sales may be significantly less than initially anticipated. Such shortfall in revenues could materially adversely affect ECI's anticipated results of operations (special).

                Fluctuations in the share price - Fluctuations in the market
                -------------------------------
                price of ECI's shares could adversely affect ECI and its shareholders (special).

                The aforementioned risks are listed in decreasing order (in each of the risk groups [A] to [C]) in accordance with the degree of possible effect, as estimated by Koor, from the highest degree of effect to the lowest degree of effect.

                ECI believes that the occurrence of any one or some combination of the aforementioned risk factors could seriously harm its business, financial condition and results of operations.

10.3 The following is a list of companies that do not comply with the significance criteria indicated in section 2 to this part, which are directly held by Koor and which are included in telecommunication equipment business section, as at June 30, 2007 (in alphabetical order; amounts in NIS million).

         ============================== =================== =================== ======================== =======================
                                                               Investment in             Market
                                                                investee as          Capitalization
                                            Holding (%)         recorded in          of investee as
                                              as at              Koor's books      per its share price
              Held company                June 30, 2007      (in NIS millions)    in the stock exchange  Investee's operations
         ------------------------------ ------------------- ------------------- ------------------------ -----------------------
         ECtel                                 21%                   40                     49           See section [A] below.
         ------------------------------ ------------------- ------------------- ------------------------ -----------------------
         Dekolink Wireless Ltd.                70%                   28                     NA           See section [B] below
         ------------------------------ ------------------- ------------------- ------------------------ -----------------------
         Telrad Networks Ltd.                  61%                   21                     NA           See section [C] below.
         ------------------------------ ------------------- ------------------- ------------------------ -----------------------
         Microwave Networks Inc. (MNI)        97.5%                 (20)                    NA           Manufacturing of
                                                                                                         wireless point-to-
                                                                                                         point broadband
                                                                                                         communication
                                                                                                         infrastructure
         ============================== =================== =================== ======================== =======================

         The following are additional details about Ectel, Dekolink and Telrad.

         [A]    ECtel Ltd.
                ---------

                As at the Report Date, Koor holds approximately 21% of ECtel's issued and outstanding share capital(19). As aforementioned, ECtel is not a significant investee of Koor pursuant to the significance criteria indicated in section 2 to this part.

                ECtel incorporated in Israel in 1990. It is a public company whose shares are traded on NASDAQ.

                ECtel Ltd., is a global provider of Integrated Revenue Management (IRM) solutions for wireline, wireless and next-generation communication networks operators. ECtel is an expert in proactive monitoring networks and operations support systems (OSSs) to minimize revenue leakage and maximize visibility of all revenue streams. Through ECtel's integrated modular product line, operators enjoy the benefits of lower hardware, integration and operating costs. ECtel is a premier developer of real-time detection and prevention technologies for fraud in communication networks. For information about distribution of ECtel shares as dividend by ECI, see section
                10.2.6 to this part.

         [B]    Dekolink Wireless Ltd.
                ---------------------

                As at the Report Date Koor holds about 70% of the issued and outstanding share capital of Dekolink. As stated previously, Dekolink is not a significant investee of Koor according to the criteria stated in section 2 of this part.

                Dekolink was incorporated in Israel in 2001 and is a private company that develops and manufactures complementary coverage solutions for operators of wireless and cellular networks.

                Dekolink's products provide comprehensive solutions for in-building and outdoor coverage. Dekolink has several product lines: wireless repeaters for buildings, repeaters for open areas, extenders for antenna masts, fiber optic repeaters and digital repeaters.

----------------------

(19) Moreover, to the best of Koor's knowledge, at Report Date CII holds approximately 9% of the issued and outstanding share capital of ECtel, and IDB Holdings, IDB Development and other companies, directly or indirectly held or controlled by IDB Holdings, hold additional small amounts of shares of ECtel, including through profit-sharing insurance accounts and/or provident funds and/or mutual funds.

                Dekolink also develops short- and long-range control systems, providing command and control of repeater systems even after installation in the field, adapted to the particular requirements of each customer.

         [C]    Telrad Networks Ltd.
                -------------------

                As at the Report Date, Koor holds approximately 61% of the issued and outstanding share capital of Telrad. As aforementioned, Telrad is not a significant investee of Koor pursuant to the significance criteria indicated in section 2 to this part..

                Telrad was incorporated in Israel in 1951. It is a private company that develops and markets telecom products and end-to-end solutions. Telrad has a long-standing partnership with Nortel Networks Corp. ("Nortel") (see below).

                Telrad operates through two principal divisions: [A] Telrad Products Solutions - TPS - Division, which designs, develops and supplies fibre optic based optical switching systems, equipment and exchanges for large enterprises, access systems, protocol converters and gateways for the world's leading telecoms equipment suppliers; and [B] Integrated Network Solutions - INS
                - Division, which provides integration services and setting up advanced communications systems for telecommunication services providers in emerging markets.

                The majority of Telrad's operations involve the manufacturing of original equipment for Nortel (Original Equipment Manufacturer,
                OEM). Approximately 67% of Telrad's sales in 2006 were for Nortel. Accordingly, Telrad's sales are directly affected by the sales forecasts of Nortel and by the scope of the latter's purchases.

                In February 2006, Telrad sold its entire holdings (52%) in Connegy. Connegy was a subsidiary of Telrad through which Telrad provided IP-based telephony solutions. Telrad's loss in respect of the sale of Connegy amounted to approximately $10 million.

                In 2006, Telrad's Board of Directors approved a reorganization plan that included various efficiency measurements, including employee layoffs. For the year ended December 31, 2006, Koor's share in these reorganization expenses amounted to approximately NIS 38 million.

11.      Venture Capital Investments Business Segment

11.1 Koor's operations in the venture capital investments business segment are conducted through Koor Corporate Venture Capital ("Koor CVC"), a partnership incorporated in Israel in 2000. Koor CVC is wholly owned by Koor and invests in venture capital funds and start-up companies with growth potential. Most of the investments of Koor CVC are in companies engaged in communications and life sciences.

         During 2006 and until June 30, 2007 Koor CVC made investments totaling NIS 11 million, and made gains in the same period of approximately NIS 63 million.

11.2 In the venture capital investments business segment, neither Koor nor Koor CVC has holdings in companies that comply with the significance criteria indicated in section 2 to this report.

         Below is a list of Koor and Koor CVC investees in the venture capital investments business segment as at June 30, 2007 (in alphabetical order, amounts in NIS millions):

         ========================== ================== ======================= ===================== ===========================
                                                                                      Market
                                                           Investment in         Capitalization of
                                                        investee as recorded   investee as per its
                                      Holding (%) as    in Koor's books (in     share price in the
               Investee              at June 30, 2007       NIS millions)         stock exchange        Investee's operations
         -------------------------- ------------------ ----------------------- --------------------- ---------------------------
         Koor CVC                         100%                  101                    n/a           Investments in venture
                                                                                                     capital funds and
                                                                                                     start-ups with growth
                                                                                                     potential
         -------------------------- ------------------ ----------------------- --------------------- ---------------------------
         Comsys Communications            5.78%                 -12                    n/a           Development of digital
         and Signal Processing Ltd                                                                   telecommunications
                                                                                                     solutions for cellular
                                                                                                     and wireless networks
         -------------------------- ------------------ ----------------------- --------------------- ---------------------------
         Orsus Solutions Ltd              6.65%                   5                    n/a           Development of control
                                                                                                     room software
         -------------------------- ------------------ ----------------------- --------------------- ---------------------------
         Pitango Venture Capital        *27.34%                  56                    n/a           Venture capital fund
         Fund III LP                                                                                 investing in a wide range
                                                                                                     of start-up companies
         -------------------------- ------------------ ----------------------- --------------------- ---------------------------
         ProCognia Ltd                    7.25%                   9                    n/a           Development of products
                                                                                                     for protein array analysis
         -------------------------- ------------------ ----------------------- --------------------- ---------------------------
         Proficiency Inc                  0.92%                   0                    n/a           Development of knowledge
                                                                                                     sharing line along the
                                                                                                     supply chain
         -------------------------- ------------------ ----------------------- --------------------- ---------------------------
         Simbionix Ltd                    15.5%                  16                    n/a           Development of simulators
                                                                                                     and medical equipment
                                                                                                     for clinical visualization
         ========================== ================== ======================= ===================== ===========================

         * Koor CVC holding of total investments in this fund.

11.3     Main Investments of Koor and Koor CVC during 2006 and until Report Date

         [A] In November 2006, Koor CVC sold to NeuStar Inc., its entire holdings (approximately 10%) in Followap Inc., a company engaged in communications, for a total consideration of USD 13.3 million (out of which approximately USD 12 million were received in January 2007 and the balance is expected to be received at the end of 2007, subject to compliance with certain terms stipulated in the agreement for this transaction). As a result of this transaction, Koor recorded a capital gain of approximately NIS 43 million. It should be pointed out that the aforementioned sale was made in the framework of the sale of the entire issued and outstanding share capital of Followap Inc. to NeuStar Inc., for a consideration of approximately USD 139 million.

         [B] In January 2007, Koor CVC and Koor completed a transaction whereby they sold their entire holdings in Scopus Video Networks Ltd. ("Scopus") (together approximately 23%), a company that develops, markets and provides support for digital video products for network operators, to Optibase Ltd., for a total consideration of approximately USD 16 million. As a result of this sale, Koor CVC recorded a capital gain of approximately NIS 23 million in Q1 2007.

11.4 The venture capital business segment is characterized by high-risk investments. The main risk factors include inter alia: [A] Uncertainty in the development of advanced technologies (and, if a product is indeed developed, uncertainty as to whether on the development date there will be a market for the product), high marketing costs and strong competition; [B] Uncertainly at the beginning of a project in respect of the total amount required for developing a product, and uncertainly about whether it will be possible to obtain or not the finance required to continue development and marketing; [C] Frequent technological changes that characterize the industries and companies in which Koor invested that may reduce the need for the product developed by the companies or even make that need redundant; [D] Dependence of start-up companies, and in particular of companies Koor invested in, on their founders or on their key employees (especially in the fields of management and development); [E] Uncertainly in respect of the ability of the companies in which Koor invested to find skilled, quality personnel, specially in light of the strong competition for recruiting skilled and quality employees in the high-tech industry; [F] Inability to protect intellectual property rights of IP-based products and increased competition; and [G] Inability to control and manage a company in which Koor is a minority shareholder.

         See also the risk factors stated in section 20 to this part.

12.      Other Business Segments

12.1 In addition to its holdings in the aforementioned business segments, Koor holds, by itself and through its subsidiaries, securities of several additional companies that are active mainly in the financial services and real-estate(20) sectors, companies that do not comply with the significance criteria specified in section 2 to this part.

12.2 The following is a list of companies that are held by Koor in this segment, as at June 30, 2007 (in alphabetical order; amounts in NIS millions):

         ====================== ============= =========================== ============================ =======================
                                 Holding (%)    Investment in investee as    Market Capitalization of
                                 as at June      recorded in Koor's books   investee as per its share
              Company             30, 2007          (in NIS millions)      price in the stock exchange  Investee's operations
         ---------------------- ------------- --------------------------- ---------------------------- -----------------------
         Epsilon Investment         50%                  104                          NA               See Section 12.2 below.
           House Ltd.
         ---------------------- ------------- --------------------------- ---------------------------- -----------------------
         Koor Properties Ltd.      100%                   68                          NA               Real-estate holding.
         ---------------------- ------------- --------------------------- ---------------------------- -----------------------
         Koor Shevel Ltd.           55%                   7                           NA               Real-estate holding.
         ====================== ============= =========================== ============================ =======================

         The following are additional details about Epsilon.

         Epsilon Investment House Ltd.
         -----------------------------

         Epsilon is a private company that incorporated in Israel in 1988. In April 2006, Koor completed a transaction for the acquisition of 50% of the issued and outstanding share capital of Epsilon, for a total consideration of approximately NIS 106 million. Koor appoints half of the members of the Board of Directors of Epsilon.

         At Report Date Epsilon manages assets worth approx. NIS 5 billion and over 20 different mutual funds. Its operations are subject to the applicable laws, regulations and regulatory supervision.

         Epsilon provides a wide range of financial services, including portfolio management, mutual and provident funds management, underwriting and investment banking services and the management of hedge funds, as follows:

         [A] Epsilon and its fund managers hold fund management license in accordance with the provisions of the Law for Investment Consulting, Investment Marketing and Portfolio Management, 1995. Portfolio management services provided by Epsilon to

----------------------

(20) Until 2005, Koor Trade Ltd. ("Koor Trade") was included in this segment. In 2005, Koor's Board of Directors decided to sell its entire holdings (100%) in Koor Trade. As a result of the decision, the holding in Koor Trade was classified in Koor's 2005 financial statements as a discontinued operation. Nevertheless, it should be pointed out that the transaction whereby Koor sold its entire holdings in Koor Trade in consideration for USD 8.3 million, was completed in Q2 2006 (see also Note 1.7 to the Financial Statements).

                its clients is in accordance with the provisions of its agreements with its clients, in accordance with the said law.

         [B] Epsilon Mutual Fund Management (1991) Ltd,, a wholly owned subsidiary of Epsilon, manages mutual funds in the meaning of the Law of Mutual Fund Investments, 1994. Subject to the applicable rulings, the fund was set up and is run in accordance with its founding agreement between the fund manager and a trustee, wherein is set down inter alia the fund's investment policy. Purchase of units in the mutual fund is in accordance with a prospectus offering units for sale that is published annually by the fund, in accordance with the Securities Regulations (Details, Structure and Form of the Prospectus to invest in Mutual Funds) 1969. This prospectus requires permission for publication from the ISA. Epsilon's revenues from fund management are mainly management fees, and in part from a percentage of the appreciation of the fund by Epsilon (in addition to its fees).

         [C] Epsilon Provident Fund Management Ltd, a wholly owned subsidiary of Epsilon, manages provident funds, and holds a license from the Commissioner of Capital Markets, Insurance and Savings at the Ministry of Finance. Epsilon Provident Fund Management Ltd also manages pension and severance pay funds, study funds and a central redundancy fund.

         [D] Epsilon Underwriter Investment House Ltd, a subsidiary of Epsilon (50.1%) underwrites and manages consortiums of underwriters in public offerings, private offerings and distribution of corporate securities to institutional investors and others. At the beginning of July 2007 Epsilon Underwriter Investment House Ltd submitted an application to be registered on the Underwriters Register, in accordance with the provisions of the Securities Regulations (Underwriting), 2007.

         [E] Theta (T.F.I.) Financial Instruments Ltd an Epsilon investee (25%) is a hedge fund manager and is a general partner in two limited partnerships which are hedge funds trading in financial instruments in Israel and abroad. This business is not material for Epsilon.

12.3     Koor's Main Transactions in this Segment, during 2006 until Report Date

         [A]    Sale of Holdings in Knafaim
                ---------------------------

                Knafaim Holdings Ltd. ("Knafaim") incorporated in Israel in 1980. It is a public company whose shares are traded on the TASE. Among others, Knafaim is engaged in the leasing of aircraft and is the controlling shareholder of El Al Israel Airlines Ltd. In September 2004, Koor entered into agreements pursuant to which it sold a portion of its holdings (amounting to 19%) in Knafaim to several purchasers, for approximately NIS 144 million. Following the sale, Koor held approximately 9.2% of the issued and outstanding share capital of Knafaim.

                Pursuant to the provisions of the approval which was granted by the Director General of the Israel Antitrust Authority in connection with the acquisition of Koor's shares by DIC (see section 3.5 to this part), the Director General conditioned his approval of the transaction on the reduction of Koor's holding in Knafaim to below 5%. He also ruled that the remainder of the holdings will be held in trust and will be sold based on the conditions stipulated in said approval.

                Accordingly, in May 2007, Koor signed an agreement to sell part of its holdings (approximately 4.9%) in Knafaim to Ms. Tamar Moses-Borowitz (in this paragraph, the "Purchaser") (who is an interested party in Knafaim) for a consideration of approximately USD 7.4 million, which reflects a price of approximately USD 10.47 per share. In June 2007, the Purchaser informed that she wishes to exercise the option that was granted to her pursuant to the aforementioned agreement to acquire the remainder of Koor's holdings in Knafaim (approximately 4.2%), at a share price identical to the price paid in the aforementioned transaction; i.e. for a total amount of approximately USD 6.3 million. In June 2007, the sale was completed (of holdings of

                4.9% and of the sale resulting from the exercise of the aforementioned option), such that after completion of the transaction Koor no longer has holdings in Knafaim.

                It should be pointed out that, pursuant to the terms of the aforementioned transaction, should the Purchaser sell Knafaim shares, to any third party, directly or indirectly, during a period of 12 months commencing from the closing date, at a price per share higher than the purchase price, the Purchaser will pay Koor the difference between the sale price and the purchase price, linked to the US Dollar and inclusive of interest.

                As a result of the aforementioned transaction, Koor recorded a capital gain of NIS 15 million in Q2 2007.

         [B]    Sale of Koor's Holdings in Elbit Systems
                ----------------------------------------

                In November 2006, Koor entered into an agreement for the sale of the majority of its holdings (approximately 5.5%) in Elbit Systems Ltd. ("Elbit Systems") to Federman Enterprises Ltd., for a total consideration of approximately USD 70 million. Pursuant to the terms of the agreement, the transaction and transfer of shares would be made in three installments. In November 2006 and March 2007, the first and second installments took place, whereby Koor transferred two-fifths of its holdings in Elbit Systems (fifth in each stage) and received two-fifths of the consideration (fifth in each stage). In September 2007, the last installment should take place, whereby Koor will receive the balance of the consideration (approximately USD 44 million (including interest)), and Koor will transfer the remainder of its holdings in Elbit Systems(21). In December 2006, Koor sold the remainder of its shares in Elbit Systems (approximately 1.9%) in an off-TASE transaction to the investment bank UBS for a total consideration of approximately NIS 112 million.

                As a result of the aforementioned transactions, in 2006 Koor recorded a gain of approximately NIS 37 million, and in Q1 2007 a gain of approximately NIS 10 million. In Q3 2007, Koor is expected to record an additional gain of approximately NIS 37 million.

         [C]    Sale of Koor's Holdings in Isram. In December 2006, Koor sold
                --------------------------------
                its entire holdings (approximately 70%) in Isram Wholesale Tours and Travel Ltd ("Isram"), a private company registered in the United States that provides international tourist services, for a total consideration of USD 1.26 million. As a result of the sale, Koor recorded a capital gain amounting to approximately NIS 8 million. It should be pointed out that Koor's holdings in Isram were included in the tourism segment in which Koor was involved until April 2007 (see also section [D] below and Note
                2.7 to the Financial Statements).

         [D]    Sale of Koor's Holdings in Sheraton.
                -----------------------------------

                In April 2007, Koor completed the sale of its entire 56.5% holdings in Sheraton, a private company that owns a chain of eight hotels in Israel, to Azorim Tourism Ltd. ("Azorim Tourism") (a private company held by Azorim Development and Construction Corp. Ltd. ("Azorim") (75%) and Boimelgreen Capital Ltd. (controlling shareholder of Azorim) (25%)), for a total consideration of USD 23.8 million (out of which Koor was paid, until the Report Date, an amount of approximately USD 15 million, and the balance (approximately USD 9 million) will be paid to Koor, pursuant to the terms of the agreement, until March 2008). The sale transaction was executed simultaneously with another sale, whereby Clal Tourism Ltd. ("Clal Tourism"), a wholly owned subsidiary of IDB Development, sold its entire holdings in Clal Tourism Hotels (1995) Ltd., and in Clal Tourism Hotel Management Company Ltd (companies that own and manage several hotels in Israel) to Azorim Tourism for a consideration of USD 44.2 million. Upon the closing of the transaction and pursuant to its conditions,

-----------------------

(21) It should be pointed out that this remainder (which represented, to the date of execution of the aforementioned agreement, approximately 3.3% of the issued and outstanding share capital of Elbit Systems) is held in escrow as at the Report Date.

                Koor was released from guaranties that it provided in the amount of approximately USD 9 million. As a result of the sale, in Q2 2007 Koor recorded a capital gain of approximately NIS 14 million. Moreover, as a result of the completion of the transaction, Koor's loans from banks on the consolidated balance sheet at December 31, 2006 decreased by approximately NIS 590 million.

                Koor's holdings in Sheraton were part of Koor's operations in the tourism segment. Following completion of the aforementioned sale of Koor's holdings in Sheraton, Koor ceased operating in the tourism segment. As of Koor's financial reports for Q1 2007, Koor's operations in the tourism segment are treated as discontinued operations and comparisons figures with previous periods have been reclassified accordingly. See also Note 3.7 to the Financial Statements.

         [E] In August 2006, Koor undertook to invest USD 15 million in Indivision India Partners, a private equity fund registered in Mauritius, which invests in Indian retail businesses (hereinafter in this section "the Fund"). Total investment commitments in the fund come to USD 425 million, with the lead investor being Goldman Sachs. Koor's uncalled capital commitment to the fund at December 31, 2006 and at June 30, 2007 was USD
                13.5 million and USD 11.25 million, respectively. From the end of Q2 2007 and to the Report Date Koor invested a further USD
                1.5 million in the fund. At Report Date Koor's cumulative investments in the fund stand at about USD 5.25 million.

                 The Company's Business - Additional Information

13.      Fixed Assets and Facilities

         Koor owns three real-estate properties in Israel , two properties including buildings, one in Haifa and the other in Holon, and two floors of offices in a Tel-Aviv office building. Part of these properties was received by Koor as liquidation dividend in kind, distributed by Tadiran Ltd. (a wholly owned subsidiary of Koor under liquidation). Koor is also invested in two companies with additional real-estate assets - see section 12.2 to this part

14.      Human Capital

         At the Report Date, Koor employs (itself, not including consolidated companies or investees) thirteen management and administratiion employees. As at December 31, 2006, Koor had 24 employees. It should be indicated that out of Koor's employees at the end of 2006, and until the Report Date, eleven employees left the company (including senior managers), among others, due to DIC's acquisition of Koor holdings in 2006. See also section 3.5 to this part in respect of changes to Koor's Board of Directors.

         In the past, Koor adopted option programs for the acquisition of Koor shares for its employees and office holders. As at the Report Date, there are a negligible number of options granted pursuant to the aforementioned programs that have not yet exercised.

         Koor issued to its directors and office holders (including ex-office holders and office holders that are controlling shareholders) Letters of Indemnification, whereby Koor committed to indemnify them in respect of any liability or expense imposed on them and/or which they may incur as a result of their activities as directors and office holders, as set forth in said letter of indemnification. The indemnity is limited to the events determined by Koor's Board of Directors and to a maximum indemnification amount in respect of all the office holders of Koor that will not exceed 25% of Koor's shareholders' equity according to its most recent audited or reviewed (annual or quarterly) financial statements, prior to the actual payment of the indemnification amounts. The said maximum indemnification amount will be applied on top of amounts that will be paid (if paid) in the framework of insurance and/or indemnification by any party except Koor.

         Koor and DIC agreed on the costs of employing Koor's CEO, Mr. Raanan Cohen, who is also Vice President of DIC and receives his compensation from DIC. Mr. Cohen divides his time between his position at Koor (80%) and his position at DIC (20%) and his costs of employment are shared between Koor and DIC in the same proportion. In this matter, see also
         Note 3.5 to the Financial Statements.

15.      Financing and Guarantees

15.1 The following tables describe the average interest rates on long-term and short-term loans provided to Koor and its wholly owned subsidiaries as at December 31, 2006 and June 30, 2007.

         ========================================== ===================================================================
                                                                               June 30, 2007
                                                    ---------------------------------- --------------------------------
                                                               Short term                          Long term
                                                    ---------------------------------- --------------------------------
                                                      Average fixed     Amount (NIS      Average fixed     Amount (NIS
                                                      interest rate      millions)       Interest rate      millions)
                                                    ----------------- ---------------- ----------------- --------------
         Bank sources - Index-linked financing*            4.79%            113              4.56%           1,214
         ------------------------------------------ ----------------- ---------------- ----------------- --------------
         Non-bank sources - Index-linked financing                                           4.76%           1,661
         ------------------------------------------ ----------------- ---------------- ----------------- --------------
         Bank sources - US Dollar financing                                                  7.65%               9
         ------------------------------------------ ----------------- ---------------- ----------------- --------------
         Total financial liabilities                       4.79%            113              4.69%           2,884
         ========================================== ================= ================ ================= ==============

         * NIS 1,031 of this amount was a loan to a wholly owned subsidiary of Koor, for which mutual guarantees were provided by Koor and the subsidiary for the full amount of the loan.

         ========================================== ===================================================================
                                                                              December 31, 2006
                                                    ---------------------------------- --------------------------------
                                                               Short term                          Long term
                                                    ---------------------------------- --------------------------------
                                                      Average fixed     Amount (NIS      Average fixed     Amount (NIS
                                                      interest rate      millions)       Interest rate      millions)
                                                    ----------------- ---------------- ----------------- --------------
         Bank sources - Index-linked financing              -                 -              4.58%           1,325
         ------------------------------------------ ----------------- ---------------- ----------------- --------------
         Non-bank sources - Index-linked financing          -                 -              4.56%           1,025
         ------------------------------------------ ----------------- ---------------- ----------------- --------------
         Bank sources - US Dollar financing                 -                 -              7.65%               9
         ------------------------------------------ ----------------- ---------------- ----------------- --------------
         Total financial liabilities                        -                 -              4.58%           2,359
         ========================================== ================= ================ ================= ==============

15.2 Pursuant to agreements with the banks, Koor undertook to maintain certain financial covenants of which the salient points were [A] , that shareholders' equity should not be less than NIS 1.5 billion; [B] net debt (as defined in the agreements) should not exceed NIS 2.7 million; [C] the ratio of debt to shareholders' equity should be less than or equal to 1.4; and [D] a prohibition against creating pledges (negative pledge) and providing guarantees without prior consent of the banks and subject to the limitations stipulated in the agreement. Additionally, Koor undertook to repay part of the existing debt by using half the proceeds to be received from the divestiture of the Makhteshim Agan shares it holds in respect of the sale of Makhteshim Agan shares that would reduce Koor's holding to under 15% of the issued and outstanding share capital of Makhteshim Agan. At the Report Date, Koor is in compliance with these conditions.

15.3 As at December 31, 2006 and June 30, 2007, Koor (including its wholly owned subsidiaries) have credit facilities from banks in the amount of approximately NIS 1,419 and NIS 1,429 million, respectively, out of which Koor has used, as at the aforementioned dates, approximately NIS 1,377 million and NIS 1,387 million, respectively. Furthermore, as at December 31, 2006 and June 30, 2007, Koor (including its wholly owned subsidiaries) have non-binding lines of credit (in other words, lines of credit that the relevant bank is entitled to cancel) for an amount of approximately NIS 21 million that Koor had not drawn down at those dates.

15.4 In 2006, Koor (and its wholly owned subsidiaries) received additional bank credit in the amount of NIS 343 million, and paid bank credit in the amount of NIS 255 million. In the six months ended on June 30, 2007, Koor (and its wholly owned subsidiaries) did not receive additional bank credits and did not pay bank credits.

15.5 In August 2006, Koor completed an offering of debentures to the public and institutional investors in Israel (by means of a prospectus pursuant to the Securities Law) for a total cash consideration of NIS 600 million. The debentures are linked to the Israeli CPI (Consumer Price Index) and bear annual interest of 5.1%. The debentures will be repaid in five equal installments on September 1 of each year from 2012 through 2016. The interest on the debentures is payable from 2007 through 2016. The debentures were registered for trade on the TASE.

15.6 In May 2007, Koor completed a private offering to institutional investors in Israel whereby it issued debentures with a par value of approximately NIS 595 million, for consideration of approximately NIS 640 million (implying an effective interest rate of 4.05% per annum) as an expansion of an existing series of debentures (issued by Koor pursuant to the prospectus in August 2006, see section 15.5 to this part). The debentures were registered for trade on the TASE and their terms are identical to the terms of Koor's existing debentures as indicated in section 15.5. See also Note 1.5 to the Financial Statements.

15.7 As part of the IDB Group, Koor is considered part of a "Group of Borrowers". See section 8 to this part.

15.8 In August 2006 and in May 2007, Maalot assigned a credit rating of A+/stable to Koor's debentures.

15.9 At June 30, 2007, Koor (excluding subsidiaries) has provided in the framework of its ordinary course of business guarantees for a total amount of NIS 189 million (excluding a guarantee provided by Koor to a wholly owned subsidiary as stated in the footnote to the table in section 15.1 of this part).

16.      Taxes

         Koor's US shareholders may be affected by Koor's tax status , among others, in respect of taxation on distribution of dividends and in respect of taxation on the sale of Koor's shares, for example, in the event Koor is considered, for tax purposes in the United States, as a company the majority of whose income derives from passive income (PFIC) (see also section 8 to this part). Koor believes that it is not deemed a PFIC for the fiscal year 2006. As at the Report Date it believes that it will also not be deemed a PFIC for fiscal 2007. However, this opinion can only be finalized following the year-end of fiscal 2007.

         As at 31 December 2006, Koor registered accrued losses for tax purposes in the amount of NIS 1,734 million.

         Koor has final tax assessments up to and including fiscal year 2002.

         Koor's foreign investees are taxed pursuant to the tax laws which prevails in their respective jurisprudence.

         For information about tax benefits for Makhteshim Again and ECI, see sections 9.2.15 and 10.2.18 to this part, respectively.

17.      Limitations and Supervision of Koor's Operations

17.1 As a holding company engaged in the purchase or sale of controlling means in corporations, Koor is subject, among others, to the provisions of the Antitrust Law, in particular with respect to transactions that constitute a merger and/or include restrictive trade practices, as these terms are defined in said law. Accordingly, certain transactions entered into by Koor and/or its investees may require approval by the Director General of the Antitrust Authority. Due to the fact that IDB Development indirectly holds corporations that are a considered monopolies pursuant to the provisions of the aforementioned law, Koor may require the approval of the Director General of the Antitrust Authority in connection with a transaction that constitutes a merger, as stipulated in the aforementioned law, despite the fact that had not been for IDB Development's holdings in said corporations, the approval of the Director General of the Antitrust Authority for said merger would not have been required.

         For information about limitations and supervision of the operations of Makhteshim Agan, see section 9.2.17 to this part; for information about limitations and supervision of ECI's operations, see section 10.2.19 to this part.

         For information about a limitation imposed by the Director General of the Antitrust Authority in his approval for the acquisition of the holdings in Koor by DIC, see section 3.5 to this part.

         See also section 8 to this part.

18.      Legal Proceedings

18.1 For details of significant legal proceedings to which Koor is a party as at the Report Date, see Note 4 to the Financial Statements.

18.2 The following is a brief description of a legal proceeding to which Koor was a party and which was completed in 2006.

         In June 2005, an indictment was filed with the Jerusalem District Court prosecuting Koor and seven other companies (two of which were owned by Koor on the relevant dates and were later sold to third parties), and nine executives (including two who were salaried employees of Koor on the relevant dates), for violations of the Antitrust Law. The indictment was the outcome of an investigation that had been opened by the Director General of the Antitrust Authority in other companies with respect to price fixing restrictive trade practices, and lack of competition in the frozen and canned vegetable industry. The Antitrust Authority claimed that two companies that were owned by Koor on the relevant dates had colluded with other companies in the years 1992-1998. In June 2006, the Jerusalem District Court issued a verdict imposing a penalty of NIS 400 thousands on Koor, which was paid.

         For details concerning litigation to which Makhteshim Agan and ECI are parties, see sections 9.2.19 and 10.2.21 of this part repectively.

19.      Business Strategy and Objectives

         Koor's investment policy is based on identifying and exploiting investment opportunities, and striving to actively create value in its investments, while focusing on export-oriented Israeli companies. Koor simultaneously examines its existing investment portfolio with the aim of enhancing it and taking advantage of opportunities to sell investments, so as to generate value for its shareholders. Koor generally focuses on investments in which it has an influential position and on investments of a significant size, which, when enhanced, will boost its investment portfolio. Koor has the financial ability and leverage potential that allows it to expand its investment portfolio without jeopardizing its financial strength and positioning. Nevertheless, Koor's policy enables the company to engage in operations that deviate from these principles in cases in which Koor's management believes that the specific circumstances justify such deviations.

20.      Discussion of Risk Factors

         For a list and rating of Makhteshim Agan's risk factors, see section
         9.2.21 to this part.

         For a list and rating of ECI's risk factors, see section 10.2.24 to this part.

         Additionally, the following risk factors apply to Koor as a holding company.

Macro Factors
=============

20.1     Financial Risks

         Koor and its investees are exposed to changes in interest rates, exchange rates, and to inflation, all of which directly or indirectly impact their business results and the value of their assets and liabilities. Moreover, some of Koor's investees direct a large portion of their sales to export. Certain investees import raw materials required for their operations. Therefore, their business operations may be affected by fluctuations in exchange rates, inflation, interest rates, or global prices of raw materials.

20.2     Changes in Capital Markets in Israel and Globally

         A recession in the capital markets in Israel and globally could have an adverse effect on the prices of the marketable securities held by Koor and its investees, the ability to generate capital gains from the realization of their holdings, the ability to execute offerings on stock exchanges in Israel and globally, The ability to comply with financial covenants in respect of loans from financial entities, as well as the rating assigned by the corresponding institutions to their ability to repay their debt. Moreover, a downturn in the capital markets in Israel and globally could make it difficult to find the financing sources required by Koor and its investees to finance day-to-day operations.

20.3     Political, Security and Economic Situation

         A deterioration in the political and security situation in Israel and globally, and an economic downturn in Israel and the Palestinian Authority may negatively affect companies operating in Israel. Among others, the political, security and economic situation in Israel may affect the readiness of foreign investors to invest in Israeli companies and on the readiness of international companies to enter into agreements with Israeli companies.

         In July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, which involved numerous missile strikes in northern Israel. A long-term conflict could negatively affect Koor's and its investees' results of operations and the ability of Koor's investees to comply with financial covenants in respect of loans from financial entities.

20.4     Government Grants and Benefits; Budgetary Policy

         Some of Koor's investees receive budgets from government institutions, such as the Office of the Chief Scientist, which provides grants for research and development, and the Investment Center, which provides grants and/or tax benefits. These grants and benefits impose restrictions on the operations of the companies that receive them. A violation of the restrictions imposed on Koor's investees that benefit from these grants and benefits, pursuant to the relevant deeds of approval and laws, may impose sanctions on them, among others, the return of grants, cancellation of benefits, or financial and criminal sanctions. Moreover, changes in the budgets of government ministries such that said grants and/or benefits that Koor's investees may receive in the future are prevented or reduced, may adversely impact their operations and results.

         Investments of foreign entities, especially in technology and telecommunications, are affected, among others, by the continued encouragement of foreign investments by regulatory entities in Israel, including in taxation aspects. If encouragement of foreign investment is discontinued and/or restricted, investments in Koor's investees or trade on their securities could be adversely affected, which could in turn have an impact on the business results of Koor and its investees.

20.5     Regulatory and Legislative Changes

         Legislative changes in various areas, such as restrictive trade practices, tax laws, environmental laws, etc., could impact the results of Koor and of its investees. Likewise, changes in policy adopted by the various authorities by virtue of these laws could have such an impact.

         Changes in the quota rates for goods and in the policies to protect domestic production could also influence the results of some of Koor's investees.

         Some of Koor's investees operate overseas, or their securities are traded on overseas stock exchanges. Changes in legislation and regulatory policies in the relevant foreign countries could influence the results of these companies.

         A change in accounting regulations could affect the business results of Koor and its investees, and their ability to distribute dividends.

20.6     Banks Supervision

         There are limitations in the "Proper Conduct of Banking Business Regulations" of the Supervisor of Banks on the amounts that a bank in Israel is allowed to lend to one "Individual Borrower", to one "Group of Borrowers", and to the six largest borrowers and borrower groups in a banking corporation (for more information, see section 8 to this part). With respect to these matters, Koor is considered part of the IDB Group. These restrictions may impair the ability of Koor and some of its investees to borrow additional amounts from banks in Israel, their ability to invest in companies that took large amounts of credit from banks in Israel, and their ability to execute certain business transactions in cooperation with entities that took such credit. Changes to the "Proper Conduct of Banking Business Regulations", in the list of corporations that comprise the same group of borrowers as Koor, and in the balance of their debt to banks in Israel, as well as changes in the equity of the banks themselves, could limit the ability of the banking system in Israel to lend money to Koor and to some of its investees.

Sectoral Factors
================

20.7     Wages and Labor Relations

         A substantial increase in the minimum wage or other significant changes in labor laws could adversely affect the operating results of Koor's investees engaged mainly in the services and industrial sectors, and consequently, also adversely affect Koor's operating results. Additionally, strikes or other labor conflicts in Koor's investees and strikes or other work stoppages affecting Israel's ports could severely affect the business results of Koor and its investees.

20.8     Antitrust

         Koor is subject to the provisions of the Antitrust Law with respect to its transactions or transactions of its investees that constitute a merger and/or include restrictive trade practices, as these terms are defined in the said law. Accordingly, certain transactions may require approval of the Director General of the Antitrust Authority, who could prevent the execution of transactions as noted, or condition their approval on restrictive terms. The terms included in the merger permits that were or will be given by the Director General of the Antitrust Authority in connection with the acquisition of holdings in various companies by the controlling shareholders of Koor and/or companies they control, could limit Koor's and its investees' operations and influence their results.

Special Factors
===============

20.9     Restrictions in the Realization of Holdings

         Koor and some of its investees are subject to legal and contractual restrictions that may limit their ability to realize holdings.

20.10    Restrictions on the Execution of Investments

         Koor and some of its investees are subject to legal restrictions in respect of new investments or increase in existing investments, in some cases. Koor and some of its investees are also subject to legal and regulatory restrictions in respect of their business operations in Israel and globally. These legal and regulatory restrictions, as well as contractual restrictions, may limit Koor's ability to take advantage of business opportunities for new investments or to increase or realize existing investments.

20.11    Reliance on the Cash Flows of Investees

         One of Koor's sources of cash flow is the dividends distributed by its investees. Changes in the distribution of dividends by Koor's investees and changes in revenues and cash flow of these companies may affect Koor's cash flow and business operations.

         The following is Koor's assessment of the types of risk factors and the degree of their impact on Koor's operations:

--------------- --------------------------------------------------------------------------------------------------------------
 Risk Factors                                                 Degree of Impact
---------------
                              Major Impact                     Medium Impact                            Minor Impact

Macro           o  Financial risks                o  Political, security and economic     o  Government grants and benefits;
                o  Changes in capital markets        situation                               budgetary policy
                   globally and in Israel         o  Changes in legislation and
                                                     regulation
                                                  o  Banks supervision
--------------- --------------------------------- --------------------------------------- ------------------------------------
Sector                                                                                    o  Work wages and labor relations
                                                                                          o  Antitrust law
--------------- --------------------------------- --------------------------------------- ------------------------------------
Special                                           o   Reliance on investees' cash flows   o  Restrictions on the realization
                                                                                             of holdings
                                                                                          o  Restrictions on execution of
                                                                                             investments

--------------- --------------------------------- --------------------------------------- ------------------------------------


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